AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 7, 1997
                                           REGISTRATION STATEMENT NO. 333-
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------
                                   FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                               HEICO CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                                ---------------
                FLORIDA                          65-0341002
          (STATE OR OTHER JURISDICTION        (I.R.S. EMPLOYER
       OF INCORPORATION OR ORGANIZATION)     IDENTIFICATION NO.)

                                                                                       LAURANS A. MENDELSON
                                                                                      CHIEF EXECUTIVE OFFICER
                         3000 TAFT STREET                                                3000 TAFT STREET
                         HOLLYWOOD, FLORIDA 33021                                    HOLLYWOOD, FLORIDA 33021
                          (954) 987-6101                                                  (954) 987-6101
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,         (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
 INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)          INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                ---------------
                         COPIES OF COMMUNICATIONS TO:

          BRUCE MACDONOUGH, ESQ.
       GREENBERG, TRAURIG, HOFFMAN,             NEIL A. TORPEY, ESQ.
      LIPOFF, ROSEN & QUENTEL, P.A.     PAUL, HASTINGS, JANOFSKY & WALKER LLP
           1221 BRICKELL AVENUE                    399 PARK AVENUE
           MIAMI, FLORIDA 33131             NEW YORK, NEW YORK 10022-4697
               (305) 579-0500                      (212) 318-6000
                                ---------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

  As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                ---------------

                        CALCULATION OF REGISTRATION FEE
=================================================================================================
                                                             PROPOSED MAXIMUM
                   TITLE OF EACH CLASS                      AGGREGATE OFFERING      AMOUNT OF
              OF SECURITIES TO BE REGISTERED                   PRICE(1)(2)       REGISTRATION FEE
-------------------------------------------------------------------------------------------------
  % Convertible Subordinated Notes due 2004   ............    $86,250,000           $26,136.36
-------------------------------------------------------------------------------------------------
Common Stock, $.01 par value, issuable upon conversion of
   % Convertible Subordinated Notes due 2004  ............               (3)                --
=================================================================================================

(1) Includes $11,250,000 principal of Notes subject to the Underwriters' over-allotment option.
(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933.
(3) Not currently determinable.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED NOVEMBER 7, 1997
PROSPECTUS

                                  $75,000,000

                            [HEICO CORPORATION LOGO]

                    % CONVERTIBLE SUBORDINATED NOTES DUE 2004

                                ---------------

     HEICO CORPORATION ("HEICO" OR THE "COMPANY") IS OFFERING $75,000,000 AGGREGATE PRINCIPAL AMOUNT OF ITS ___% CONVERTIBLE SUBORDINATED NOTES DUE
     , 2004 (THE "NOTES"). THE NOTES ARE CONVERTIBLE AT ANY TIME PRIOR TO MATURITY, UNLESS PREVIOUSLY REDEEMED OR REPURCHASED, INTO SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE ("COMMON STOCK"), OF THE COMPANY AT A
CONVERSION RATE OF       SHARES PER EACH $1,000 PRINCIPAL AMOUNT OF NOTES
(EQUIVALENT TO A CONVERSION PRICE OF APPROXIMATELY $      PER SHARE), SUBJECT
TO ADJUSTMENT IN CERTAIN CIRCUMSTANCES. SEE "DESCRIPTION OF NOTES--CONVERSION OF THE NOTES." THE COMMON STOCK IS TRADED ON THE AMERICAN STOCK EXCHANGE UNDER
THE SYMBOL "HEI." ON      , 1997, THE LAST REPORTED SALE PRICE FOR THE COMMON
STOCK WAS $      PER SHARE.

     INTEREST ON THE NOTES IS PAYABLE ON        AND        OF EACH YEAR,
COMMENCING       , 1998. THE NOTES ARE REDEEMABLE IN WHOLE OR IN PART AT THE
COMPANY'S OPTION AT ANY TIME ON OR AFTER       , 2000, AT THE REDEMPTION PRICES
SET FORTH HEREIN, PLUS ACCRUED INTEREST TO THE DATE OF REDEMPTION. SEE "DESCRIPTION OF NOTES--OPTIONAL REDEMPTION." THE NOTES ARE NOT ENTITLED TO ANY
SINKING FUND. THE NOTES WILL MATURE ON       , 2004.

     IN THE EVENT OF A CHANGE OF CONTROL (AS DEFINED HEREIN), EACH HOLDER OF NOTES MAY REQUIRE THE COMPANY TO REPURCHASE ITS NOTES, IN WHOLE OR IN PART, FOR CASH AT A REPURCHASE PRICE OF 100% OF THE PRINCIPAL AMOUNT OF NOTES TO BE REPURCHASED, PLUS ACCRUED INTEREST TO THE REPURCHASE DATE. SEE "DESCRIPTION OF NOTES --REPURCHASE AT THE OPTION OF HOLDERS UPON A CHANGE OF CONTROL."

     THE NOTES ARE UNSECURED OBLIGATIONS SUBORDINATED IN RIGHT OF PAYMENT TO ALL EXISTING AND FUTURE SENIOR INDEBTEDNESS (AS DEFINED HEREIN) OF THE COMPANY AND EFFECTIVELY SUBORDINATED IN RIGHT OF PAYMENT TO ALL INDEBTEDNESS AND OTHER LIABILITIES OF THE COMPANY'S SUBSIDIARIES. AS OF OCTOBER 31, 1997, AFTER GIVING EFFECT TO THIS OFFERING AND THE APPLICATION OF NET PROCEEDS THEREFROM, THE COMPANY'S SUBSIDIARIES WOULD HAVE HAD APPROXIMATELY $11 MILLION OF OUTSTANDING INDEBTEDNESS, OF WHICH APPROXIMATELY $6 MILLION IS GUARANTEED BY THE COMPANY AND CONSTITUTES SENIOR INDEBTEDNESS. THE INDENTURE (AS DEFINED HEREIN) WILL NOT RESTRICT THE COMPANY OR ITS SUBSIDIARIES FROM INCURRING ADDITIONAL SENIOR INDEBTEDNESS OR OTHER INDEBTEDNESS. SEE "DESCRIPTION OF NOTES--SUBORDINATION."

     THE NOTES WILL NOT BE LISTED ON ANY SECURITIES EXCHANGE AND WILL ONLY BE TRADED IN THE OVER-THE-COUNTER MARKET.

           SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF
CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY POTENTIAL PURCHASERS OF THE NOTES.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                               A CRIMINAL OFFENSE.
================================================================================
                  PRICE TO      DISCOUNT TO     PROCEEDS TO
                  PUBLIC(1)   UNDERWRITERS(2)   COMPANY(3)
--------------------------------------------------------------------------------
Per Note  ......      %              %               %
--------------------------------------------------------------------------------
Total(4)  ......   $             $               $
================================================================================
(1) Plus accrued interest, if any, from date of issuance.
(2) The Company has agreed to indemnify the Underwriters (as defined herein) against certain liabilities, including liabilities under the Securities
    Act (as defined herein). See "Underwriting."
(3) Before deducting expenses payable by the Company, estimated to be $     .
(4) The Company has granted the Underwriters an option for 30 days to purchase up to an additional $11,250,000 principal amount of Notes, solely for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the Price to Public, at the offering price shown above, less the Underwriters' discount, Discount to Underwriters and
    Proceeds to Company will be $     , $      and $      , respectively. See
    "Underwriting."

     THE NOTES ARE OFFERED BY THE UNDERWRITERS, SUBJECT TO PRIOR SALE, WHEN, AS AND IF DELIVERED TO AND ACCEPTED BY THE UNDERWRITERS AND SUBJECT TO THE UNDERWRITERS' RIGHT TO REJECT ORDERS IN WHOLE OR PART. IT IS EXPECTED THAT
DELIVERY OF THE NOTES WILL BE MADE ON OR ABOUT      , 1997, AGAINST PAYMENT IN
IMMEDIATELY AVAILABLE FUNDS.
                                ---------------

FORUM CAPITAL MARKETS L.P.

                        RAYMOND JAMES & ASSOCIATES, INC.

                                               SOUTHEAST RESEARCH PARTNERS, INC.

                  The date of this Prospectus is      , 1997.

                            [RESERVED FOR ART WORK]

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES OR THE COMMON STOCK, INCLUDING OVER-ALLOTMENTS, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. SUCH TRANSACTIONS MAY BE EFFECTED ON THE AMERICAN STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH TRANSACTIONS, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                              PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND THE FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. EXCEPT AS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS'
OVER-ALLOTMENT OPTION WILL NOT BE EXERCISED. AS USED HEREIN, THE TERM "COMPANY" REFERS TO HEICO CORPORATION AND ITS CONSOLIDATED SUBSIDIARIES.

                                  THE COMPANY

     The Company is one of the world's largest non-OEM manufacturers of FAA-approved jet engine replacement parts and a market leader in the sale of certain ground support equipment ("GSE") to the airline and defense industries. The Company's Flight Support Group, which currently accounts for approximately 70% of the Company's revenues, operates in the jet engine service market through
(i) the research and development, design, manufacture and sale of FAA-approved jet engine replacement parts in direct competition with original equipment manufacturers ("OEMs"), (ii) the repair, maintenance and overhaul of jet engine and airframe components, and (iii) the manufacture of specialty aviation and defense component parts as a subcontractor for OEMs and the U.S. government. The Company's Ground Support Group, which currently accounts for approximately 30% of the Company's revenues, manufactures various types of GSE, including ground power, air start and air conditioning units, as well as certain electronic equipment for commercial airlines and military agencies.

     Through a combination of internal growth and acquisitions, the Company increased revenues 35% from $25.6 million in the year ended October 31, 1995 to $34.6 million in the year ended October 31, 1996 and earnings per share from continuing operations 130% from $0.27 per share in the year ended October 31, 1995 to $0.62 in the year ended October 31, 1996. In addition, the Company increased revenues and earnings per share from continuing operations from $23.0 million and $0.39 per share for the nine months ended July 31, 1996 to $44.5 million and $0.78 per share for the nine months ended July 31, 1997.

     The Company's core strategy is to provide domestic and foreign commercial air carriers (passenger and cargo) and aircraft repair (airmotive) companies with an FAA-approved alternative source for certain jet engine parts at substantial savings to the prices charged for functionally identical parts by the respective jet engine OEMs which have historically been the sole source for such replacement parts. The Company estimates the annual market for jet engine repair, refurbishment and overhaul to be approximately $6.5 billion, of which approximately $3.5 billion reflects annual sales of jet engine replacement parts. According to GSE TODAY, a leading industry publication, the annual worldwide commercial GSE market is approximately $1.5 billion. The Company believes that the GSE market is highly fragmented, with a significant number of participants supplying only one or two types of equipment.

GROWTH STRATEGIES

     The Company intends to capitalize on its reputation for quality, its research and development and manufacturing capabilities, existing customer relationships and industry trends to continue to achieve profitable growth in a number of niche aerospace markets. Specific components of the Company's growth strategy include the following:

     EXPANSION OF JET ENGINE REPLACEMENT PARTS PRODUCT LINES. The Company intends to substantially broaden its current jet engine replacement parts product lines through the development and receipt of additional Parts Manufacturer Approvals ("PMAs") from the Federal Aviation Administration ("FAA"). The PMA approval process requires sophisticated computer aided design technologies, advanced engineering and manufacturing capabilities, and depends to a significant extent on the Company's established credibility with the FAA. The Company believes that the PMA approval process creates a significant barrier to entry as a result of both its technical demands and its limits on the rate at which competitors can bring products to market.

     EXPANSION OF GSE PRODUCT LINES. The Company expects that the planned expansion of its Ground Support Group's manufacturing facility will permit the Company to expand its GSE product lines. The Company believes that continued expansion of its GSE product lines, in combination with its expanding jet engine parts product lines and component overhaul capabilities, will provide increased cross selling and marketing opportunities that will enable the Company to capitalize on its reputation for quality products and the aviation industry's trends toward outsourcing and vendor consolidation.

     FORM STRATEGIC ALLIANCES. The Company seeks to form strategic alliances that will allow it to accelerate the development of additional PMAs and provide airlines with an alternative to the increased costs and occasional availability and delivery problems many airlines have experienced related to OEM sole source replacement parts. Pursuant to this objective, in October 1997 the Company formed a strategic alliance between its Flight Support Group and Lufthansa Technik AG, the technical services subsidiary of Lufthansa German Airlines ("Lufthansa"). Lufthansa is the world's largest independent provider of engineering and maintenance services for aircraft and aircraft engines supporting over 200 airlines, governments and other customers on a worldwide basis. The objective of this Lufthansa strategic alliance is to (i) offer a broadened line of FAA-approved jet engine replacement parts to the entire jet engine maintenance market; (ii) offer airlines and airmotives a more responsive and cost effective alternative to OEMs, and (iii) capitalize on Lufthansa's established industry and customer relationships.

     PURSUE ACQUISITIONS OF COMPLEMENTARY BUSINESSES. A key element of the Company's strategy involves growth through acquisitions of other companies, assets or product lines that complement or expand the Company's existing Flight Support Group and Ground Support Group businesses. The Company believes that acquisitions will enable it to capitalize on its fixed costs of operations and further expand the aerospace products and services which it can offer to its worldwide customer base. Accordingly, the Company intends to pursue an aggressive acquisition strategy to gain market share in certain segments of the fragmented aviation service and supply industry. The Company's acquisition of Trilectron Industries, Inc. ("Trilectron") in September 1996 and Northwings Accessories Corp. ("Northwings") in September 1997 exemplify the consolidation opportunities that the Company believes are available. The Company is continually evaluating acquisition opportunities that meet the Company's criteria of a similar customer base, proprietary technologies and the opportunity for consolidation. However, the Company has no current agreements with respect to any acquisition and no assurance can be given that any of the acquisitions currently being considered will be consummated.

     The Company's principal executive offices are located at 3000 Taft Street, Hollywood, Florida 33021, and its telephone number is (954) 987-4000.

                              RECENT DEVELOPMENTS

     In September 1997, the Company purchased Northwings, an FAA-authorized repair and overhaul facility that services aircraft engine parts and airframe accessories, including fuel, hydraulic and pneumatic components. The purchase price for Northwings was $10.5 million, consisting of approximately $7.0 million in cash and 155,000 shares of the Company's Common Stock. In the nine months ended June 30, 1997, Northwings had revenues of approximately $6.4 million and operating income of approximately $1.9 million.

     On October 30, 1997, the Company entered into a strategic alliance with Lufthansa, whereby Lufthansa invested approximately $26 million in the Company's Flight Support Group, including approximately $16 million to be paid to the Flight Support Group over three years pursuant to a research and development cooperation agreement which will partially fund accelerated development of additional FAA-approved replacement parts for jet engines. In addition, Lufthansa and the Flight Support Group have agreed to cooperate regarding technical services and marketing support for jet engine parts on a worldwide basis.

                                 THE OFFERING

Notes Offered  ............   $75,000,000 aggregate principal amount of     %
                              Convertible Subordinated Notes due       2004. The
                              Company has granted the Underwriters a 30-day option to purchase up to an additional $11,250,000 principal amount of Notes, solely for the purpose of covering over-allotments.

Maturity Date  ..........        , 2004.

Interest Payment Dates  .         and      , commencing         , 1998.

Interest Rate  ..........       % per annum.

Conversion Rights .........   The Notes are convertible at the option of the
                              holder into Common Stock at any time prior to
                              maturity, unless previously redeemed or
                              repurchased, at a conversion rate of      shares
                              per $1,000 principal amount of Notes (equivalent
                              to a conversion price of approximately $     per
                              share), subject to adjustment in certain circumstances. See "Description of
                              Notes--Conversion of the Notes."

Subordination  ............   The Notes are unsecured and subordinated to all
                              existing and future Senior Indebtedness. The Notes are also effectively subordinated in right of payment to all indebtedness and liabilities of the Company's subsidiaries. At October 31, 1997, after giving effect to this offering and the application of the net proceeds therefrom, the Company's subsidiaries would have had approximately $11 million of outstanding indebtedness, of which approximately $6 million is guaranteed by the Company and constitutes Senior Indebtedness. The
                              Indenture does not restrict the incurrence of additional indebtedness by the Company or any of its subsidiaries. See "Description of
                              Notes--Subordination."

Redemption at the Option
 of the Company............   The Notes are not redeemable prior to      ,
                              2000. Thereafter the Notes are redeemable at any time and from time to time at the option of the Company, in whole or in part, at the redemption prices set forth herein, plus accrued and unpaid interest to the date fixed for redemption. See
                              "Description of Notes--Optional Redemption by the Company."

Repurchase at Option of
 Holders Upon a Change of
 Control...................   Upon a Change of Control (as defined herein),
                              the Company will offer to repurchase the Notes at a repurchase price equal to 100% of the principal amount, plus accrued interest to the date of repurchase. See "Description of Notes--Repurchase at Option of Holders Upon a
                              Change of Control."

Use of Proceeds............   The Company intends to use the net proceeds of
                              this offering for working capital and general corporate purposes, including possible acquisitions. See "Use of Proceeds."

Listing and Trading
 of Notes..................   The Notes will not be listed on any securities
                              exchange or on the American Stock Exchange and will only be traded in the over-the-counter market.

Common Stock...............   The Common Stock issuable upon conversion of the
                              Notes will be listed on the American Stock
                              Exchange under the symbol "HEI."

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
                (IN THOUSANDS, EXCEPT PER SHARE AND RATIO DATA)

                                                                        YEARS ENDED OCTOBER 31,
                                                               -----------------------------------------
                                                                                                 PRO
                                                                                              FORMA(1)
                                                                 1994      1995      1996       1996
                                                               --------- --------- --------- -----------
OPERATING DATA:(3)
Net sales  ...................................................  $19,212   $25,613   $34,565  $ 52,905
Gross profit  ................................................    5,835     8,116    12,169    17,483
Net income from continuing operations before cumulative
 effect of change in accounting principle and minority
 interest expense   ..........................................      640     1,437     3,665     4,534
Minority interest in net income of subsidiary(4)  ............       --        --        --    (1,041)
Net income from continuing operations before cumulative
 effect of change in accounting principle   ..................      640     1,437     3,665     3,493
Net income from discontinued operations, including gain
 from sale of discontinued operations ........................      830     1,258     6,227     6,227
Cumulative effect on prior years of change in
 accounting principle  .......................................      381        --        --        --
Net income ...................................................    1,851     2,695     9,892     9,720
Weighted average number of common and common
 equivalent shares(5)  .......................................    5,045     5,302     5,903     6,058
Net income per share from continuing operations before
 cumulative effect of change in accounting principle(5)    ...     0.13      0.27      0.62      0.57
Cumulative effect per share of change in
 accounting principle(5)  ....................................     0.08        --        --        --
Net income per share(5)   ....................................     0.37      0.51      1.68      1.60
Cash dividends per share(5)  .................................     0.07      0.07      0.09      0.09
OTHER FINANCIAL DATA:(3)
EBITDA(6)  ...................................................    1,657     3,074     6,007     8,539
Depreciation and amortization   ..............................    1,317     1,363     1,449     2,019
Capital expenditures   .......................................      645       584     2,296     2,296
Ratio of earnings to fixed charges ...........................    10.00     11.35     23.41     15.15

                                                                      NINE MONTHS ENDED
                                                                          JULY 31,
                                                               -------------------------------
                                                                                       PRO
                                                                                    FORMA(2)
                                                                 1996      1997       1997
                                                               --------- --------- -----------
OPERATING DATA:(3)
Net sales  ...................................................  $22,979   $44,535  $ 50,945
Gross profit  ................................................    7,935    14,146    17,235
Net income from continuing operations before cumulative
 effect of change in accounting principle and minority
 interest expense   ..........................................    2,278     4,946     6,041
Minority interest in net income of subsidiary(4)  ............       --        --    (1,266)
Net income from continuing operations before cumulative
 effect of change in accounting principle   ..................    2,278     4,946     4,775
Net income from discontinued operations, including gain
 from sale of discontinued operations ........................    6,227        --        --
Cumulative effect on prior years of change in
 accounting principle  .......................................       --        --        --
Net income ...................................................    8,505     4,946     4,775
Weighted average number of common and common
 equivalent shares(5)  .......................................    5,847     6,343     6,498
Net income per share from continuing operations before
 cumulative effect of change in accounting principle(5)    ...     0.39      0.78      0.73
Cumulative effect per share of change in
 accounting principle(5)  ....................................       --        --        --
Net income per share(5)   ....................................     1.45      0.78      0.73
Cash dividends per share(5)  .................................     0.09      0.10      0.10
OTHER FINANCIAL DATA:(3)
EBITDA(6)  ...................................................    4,064     7,595     9,829
Depreciation and amortization   ..............................    1,150     1,170     1,504
Capital expenditures   .......................................    1,177     2,807     2,807
Ratio of earnings to fixed charges ...........................    21.63     19.80     20.01

                                                                          JULY 31, 1997
                                                          ---------------------------------------------
                                                                                         PRO FORMA
                                                           ACTUAL     PRO FORMA(7)     AS ADJUSTED(8)
                                                          ---------   --------------   ----------------
BALANCE SHEET DATA:
Working capital    ....................................    $29,754       $44,093           $115,718
Net property, plant and equipment    ..................      7,734         8,133              8,133
Total assets ..........................................     70,820        85,446            157,071
Long-term debt  .......................................     10,546        10,715             85,715
Minority interest in consolidated subsidiary(9)  ......         --         3,000              3,000
Shareholders' equity  .................................     47,312        57,738             57,738

----------------
(1) Gives effect to the Company's September 1996 acquisition of Trilectron, its September 1997 acquisition of Northwings and its October 1997 sale to Lufthansa of a 20% minority interest in the Company's Flight Support Group as if each of such transactions had been consummated as of November 1, 1995.
(2) Gives effect to the Company's September 1997 acquisition of Northwings and its October 1997 sale to Lufthansa of a 20% minority interest in the Company's Flight Support Group as if each of such transactions had been consummated as of November 1, 1995.
(3) Adjusted to reflect MediTek (as defined herein) as a discontinued operation. The Company's 1996 results reflect a gain of $5.3 million from the sale of MediTek.
(4) Represents Lufthansa's 20% minority interest in the net income of the Company's Flight Support Group.
(5) Adjusted to reflect all stock dividends and stock splits.
(6) EBITDA is defined as earnings before the effects of interest, taxes, depreciation and amortization. EBITDA is presented because it is a widely accepted financial indicator used by many investors and analysts to analyze and compare companies on the basis of operating performance.
    EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating income or as an indicator of operating performance, should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles and may not be comparable to similarly titled items of other companies.
(7) Gives effect to the Company's September 1997 acquisition of Northwings and its October 1997 sale to Lufthansa of a 20% minority interest in the Company's Flight Support Group as if each of such transactions had occurred as of July 31, 1997.
(8) Adjusted to give effect to the issuance and sale of the Notes and the receipt of the estimated proceeds therefrom. See "Use of Proceeds."
(9) Represents the 20% minority interest in the Company's Flight Support Group acquired by Lufthansa.

                                  RISK FACTORS

     AN INVESTMENT IN THE NOTES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS, IN ADDITION TO THE OTHER INFORMATION INCLUDED AND INCORPORATED BY REFERENCE IN THIS PROSPECTUS, IN CONNECTION WITH AN INVESTMENT IN THE NOTES OFFERED HEREBY.

     THIS PROSPECTUS CONTAINS STATEMENTS THAT CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). THE WORDS "EXPECT," "ESTIMATE," "ANTICIPATE," "PREDICT," "BELIEVE" AND SIMILAR EXPRESSIONS AND VARIATIONS THEREOF ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS APPEAR IN A NUMBER OF PLACES IN THIS PROSPECTUS AND INCLUDE STATEMENTS REGARDING THE INTENT, BELIEF OR CURRENT EXPECTATIONS OF THE COMPANY, ITS DIRECTORS, OR ITS OFFICERS WITH RESPECT TO, AMONG OTHER THINGS: (I) TRENDS AFFECTING THE AVIATION INDUSTRY GENERALLY AND THE SEGMENTS IN WHICH THE COMPANY OPERATES; AND (II) THE COMPANY'S BUSINESS AND GROWTH STRATEGIES, INCLUDING ITS RESEARCH AND DEVELOPMENT PLANS, ITS MANUFACTURE OF ADDITIONAL REPLACEMENT PARTS AND POTENTIAL ACQUISITIONS. PROSPECTIVE INVESTORS ARE CAUTIONED THAT ANY SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND INVOLVE RISKS AND UNCERTAINTIES, AND THAT ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE PREDICTED IN THE FORWARD-LOOKING STATEMENTS, AS A RESULT OF VARIOUS FACTORS. THE ACCOMPANYING INFORMATION CONTAINED IN THIS PROSPECTUS, INCLUDING THE RISK FACTORS SET FORTH BELOW AS WELL AS INFORMATION CONTAINED IN "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," "BUSINESS," AND THE COMPANY'S OTHER FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE SUCH DIFFERENCES.

DEPENDENCE ON AVIATION INDUSTRY

     The Company's operations are focused on the design, manufacture and sale of jet engine replacement parts, repair and overhaul services on certain jet engine and aircraft parts and the design and manufacture of GSE. Because the Company's customers consist of aircraft operators, repair and overhaul facilities that service aircraft operators, OEMs and the United States government, the Company's business is impacted by the economic factors which generally affect the aviation industry. When such factors adversely affect the aviation industry, they tend to reduce the overall demand for jet engine replacement parts, causing downward pressure on pricing and increasing the credit risk associated with conducting business with industry participants. There can be no assurance that economic and other factors which affect the aviation industry will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Industry Overview."

     A number of the Company's existing and prospective customers are domestic and foreign passenger airlines, freight carriers and aircraft leasing companies, or service providers to such companies, all of which may suffer from the factors which adversely affect the aviation industry. As a result, certain of these customers may pose credit risks to the Company. The Company's inability to collect receivables from a substantial sale could adversely affect the Company's financial position and results of operations for a particular period. Although the Company's bad debt loss was less than 1.0% of sales for the year ended October 31, 1996 and for the nine months ended July 31, 1997, there can be no assurance that the Company will not incur significant bad debt losses in the future.

GOVERNMENT REGULATION

     The repair and overhaul of aircraft engines is highly regulated by governmental agencies throughout the world, including the FAA, and is supplemented by guidelines established by OEMs which generally require that engines be overhauled and certain engine parts be replaced after a certain number of flight hours or cycles (take-offs and landings).

     The jet engine replacement parts that the Company sells to its customers must be accompanied by documentation which enables the customer to comply with applicable regulatory requirements, as well as meet certain standards of airworthiness established by the FAA or the equivalent regulatory agencies in other countries. Specific regulations vary from country to country, although regulatory requirements in other countries are generally satisfied by compliance with FAA requirements. If material authorizations or approvals were revoked or suspended, the operations of the Company would be adversely affected. There can be no assurance that new and more stringent government regulations will not be adopted in the future or that any such new regulations, if enacted, would not have an adverse impact on the Company. See "Business--Government Regulation."

DEPENDENCE ON THE JT8D AIRCRAFT ENGINE AFTERMARKET

     The Company's business, financial condition and results of operations are substantially influenced by the JT8D aircraft engine and engine parts. Approximately 74% and 53% of the Company's net sales during the year ended October 31, 1996 and the nine months ended July 31, 1997, respectively, consisted of sales of replacement parts or repair and overhaul services for the JT8D aircraft engine.

     The aftermarket for JT8D aircraft engine parts is substantially influenced by supply and demand. A significant increase in supply, as a result of an unanticipated wind-down or liquidation of an air carrier operating a large number of JT8D aircraft engines, or a reduction of demand, as a result of a change in preferences or the imposition of regulations affecting the use of JT8D aircraft engines, could have a material adverse effect on the Company's business, financial condition and results of operations. For example, the FAA and the European Union have implemented noise reduction regulations which reduce the number of older model JT8D aircraft engines which may be operated in the United States and the member nations of the European Union, respectively, unless noise reduction equipment, known as "hush-kits," are added to the aircraft engines. Additional noise restriction quotas imposed by communities surrounding certain major European cities further restrict the operation of hush-kitted aircraft engines in those markets. Failure to hush-kit JT8D aircraft engines could significantly reduce the demand for JT8D aircraft engines, resulting in a potential oversupply of JT8D aircraft engines and engine parts which could decrease the value of the Company's inventory and have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that aircraft operators will hush-kit their remaining older model JT8D aircraft engines rather than replace them with newer, quieter aircraft engines. Furthermore, other regulations in both the United States and the European Union impose more stringent inspection, upgrading, maintenance and retrofit requirements on aging aircraft and aircraft engines which increase the cost of operating older model aircraft and aircraft engines. In addition, the United States Environmental Protection Agency (the "EPA") and various agencies of the European Union have sought the adoption of stricter standards limiting the emissions of nitrous oxide from aircraft engines. If such measures are adopted, the utilization of JT8D aircraft engines could become substantially more costly in the event modifications must be made to bring aircraft engines into compliance. See "Business--Government Regulation."

     As a result of its focus on the JT8D aircraft engine, the Company has limited experience with engine parts for other aircraft engine types. It will be necessary for the Company to expand its business to other aircraft engine types in preparation for the eventual decline in the JT8D aircraft engine aftermarket. There can be no assurance that the Company will be able to profitably expand into new markets with other aircraft engines or that structural differences in those emerging after markets will allow the Company to achieve acceptable levels of net sales and gross profit.

COMPETITION

     The Company faces significant competition in each of its businesses. The Company's PMA replacement parts divisions compete primarily with the industry's leading jet engine OEMs. The overhaul and repair divisions of the Company's Flight Support Group compete with (i) major commercial airlines, many of which operate their own maintenance and overhaul units, (ii) OEMs, which manufacture, repair and overhaul their own parts and (iii) other independent service companies. The Company's Ground Support Group competes in a highly fragmented marketplace with a small number of well capitalized companies.

     The aviation aftermarket supply industry is highly fragmented, has several highly visible leading companies and is characterized by intense competition. Certain of the Company's competitors have substantially greater name recognition, complementary lines of business and financial, marketing and other resources than the Company. In addition, OEMs, aircraft maintenance providers, leasing companies and FAA-certificated repair facilities may vertically integrate into the supply industry, thereby significantly increasing industry competition. Moreover, smaller competitors of the Company may be in a position to offer more attractive pricing of parts as a result of lower labor costs or other factors. A variety of potential actions by any of the Company's competitors, including a reduction of product prices or the establishment by competitors of long-term relationships with new or existing customers, could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will continue to compete effectively against present or future competitors or that competitive pressures will not have a material and adverse effect on the Company's business, financial condition and results of operations. See "Business--Competition."

LITIGATION

     In November 1989, the Flight Support Group was named a defendant in a complaint filed by United Technologies Corporation ("UTC") in the United States District court for the Southern District of Florida. The complaint, as amended in 1995, alleged infringement of a patent, misappropriation of trade secrets and unfair competition relating to certain jet engine parts and coatings sold by the Flight Support Group in competition with Pratt & Whitney, a division of UTC and sought damages of approximately $30.0 million. Although the Company believes that it will prevail and intends to vigorously pursue its counterclaims against UTC, the ultimate outcome of this litigation is not certain and the legal costs, management efforts and other resources that are expected to continue to be incurred by the Company in defending itself against this action could be substantial. There can be no assurance that the lawsuit will not have a material adverse effect on the Company's business, results of operations or financial condition. See "Business--Legal Proceedings."

PRODUCT LIABILITY AND CLAIMS EXPOSURE

     The Company's jet engine replacement parts and repair and overhaul services expose it to potential liabilities for personal injury or death as a result of the failure of an aircraft component that has been designed, manufactured or serviced by the Company. The commercial aviation industry is prone to catastrophic losses which often exceed policy limits. While the Company believes that its liability insurance is adequate to protect it from such liabilities and no material claims have been made against the Company, no assurance can be given that claims will not arise in the future or that such insurance coverage will be adequate. An uninsured or partially insured claim, or a claim for which third-party indemnification is not available, could have a material adverse effect upon the Company. Additionally, there can be no assurance that insurance coverage can be maintained in the future at an acceptable cost. Any such liability not covered by insurance or for which third party indemnification is not available could have a material adverse effect on the business, financial condition or results of operations of the Company.

SUBORDINATION OF THE NOTES

     The Notes will be unsecured and subordinated in right of payment in full to all existing and future Senior Indebtedness of the Company. As a result of such subordination, in the event of the Company's liquidation or insolvency, payment default with respect to Senior Indebtedness, a covenant default with respect to Senior Indebtedness, or upon acceleration of the Notes due to an Event of Default (as defined herein), the assets of the Company will be available to pay obligations on the Notes only after all Senior Indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding. The Company may from time to time incur additional indebtedness constituting Senior Indebtedness. The Notes are also effectively subordinated in right of payment to all indebtedness and other liabilities, including trade payables, of the Company's subsidiaries. The Indenture does not prohibit or limit the incurrence of Senior Indebtedness or other indebtedness and other liabilities by the Company or its subsidiaries. The incurrence of additional indebtedness and other liabilities by the Company or its subsidiaries could adversely affect the Company's ability to pay its obligations on the Notes. In addition, the cash flow and ability of the Company to service debt, including the Notes, may in the future become dependent in part upon the earnings from the business conducted by the Company through subsidiaries and distribution of those earnings, or upon loans or other payments of funds by those subsidiaries to the Company. As of October 31, 1997, after giving effect to this offering and the application of the net proceeds therefrom, the Company's subsidiaries would have had approximately $11 million of outstanding indebtedness, of which approximately $6 million is guaranteed by the Company and constitutes Senior Indebtedness. See "Description of Notes--Subordination."

MANAGEMENT OF GROWTH

     The Company has experienced rapid growth in recent years and intends to continue to pursue an aggressive growth strategy, both through acquisitions and internal expansion of its products and services. The growth experienced by the Company to date has placed, and could continue to place, significant demands on the Company's administrative and operational resources. There can be no assurance that the Company will be able to achieve growth effectively or manage any such growth successfully, and the failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations.

     A key element of the Company's strategy has been, and continues to be, growth through the acquisition of additional companies engaged in the aviation industry. The Company's ability to grow by acquisition is dependent upon, and may be limited by, the availability of suitable acquisition candidates and capital. In addition, growth by acquisitions involves risks that could adversely affect the Company's operating results, including diversion of management's attention, difficulties in integrating the operations and personnel of acquired companies, the potential amortization of acquired intangible assets and the potential loss of key employees of acquired companies. There can be no assurance that the Company will be able to obtain the capital necessary to pursue its acquisition strategy, consummate acquisitions on satisfactory terms or, if any such acquisitions are consummated, satisfactorily integrate such acquired businesses into the Company. In addition, future acquisitions could result in the use of a significant portion of the Company's available cash, or if such acquisition is made utilizing the Company's securities, could result in significant dilution to the Company's shareholders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business--Growth Strategies."

ENVIRONMENTAL LIABILITIES

     The Company's business operations and facilities are subject to a number of federal, state and local environmental laws and regulations. Although the Company believes that its operations and facilities are in material compliance with such laws and regulations, there can be no assurance that future changes in such laws, regulations or interpretations thereof or the nature of the Company's operations will not require the Company to make significant additional capital or operating expenditures, or changes in operational procedures to ensure compliance in the future. The Company does not maintain environmental liability insurance, and if the Company were required to pay the expenses related to these environmental liabilities, such expenses could have a material adverse effect on the business, financial condition or results of operations of the Company. See "Business--Government Regulation."

CUSTOMER CONCENTRATION

     Although no individual customer directly accounted for more than 10% of the Company's combined net sales during the fiscal year ended October 31, 1996, the Company's net sales to its five largest customers accounted for approximately 35% of total net sales. The continuing consolidation of various segments of the aviation industry, including vertical integration of OEMs and repair and overhaul businesses, could significantly increase the concentration of the Company's customer base. The loss of, or significant curtailments of purchases by, the Company's significant customers could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Sales, Marketing and Customers."

TECHNOLOGICAL DEVELOPMENTS

     The aviation industry is constantly undergoing development and change and, accordingly, it is likely that new products, equipment and methods of repair and overhaul service will be introduced in the future. In order to keep pace with any new developments, the Company may need to expend significant capital to purchase new equipment and machines, to train its employees in the new methods of production and service or to conduct research and development activities. There can be no assurance that the Company will be successful in developing new products or that such capital expenditures will not have a material adverse effect on the Company. In addition, the Company's competitors may develop methodologies that could potentially preclude the Company from the design and manufacture of certain jet engine replacement parts and, as a result, could have a material adverse effect on the Company.

DEPENDENCE ON KEY PERSONNEL

     The Company's success is substantially dependent on the performance, contributions and expertise of its senior management team, as well as engineering and other technical employees. The loss of the services of any of its executive officers or other key employees or the Company's inability to continue to attract, retain or motivate the necessary personnel could have a material adverse effect on the business, financial condition and results of operations of the Company. See "Management."

CONTROL BY PRINCIPAL SHAREHOLDERS

     As of the date of this Prospectus, the Company's executive officers and entities controlled by the Company's executive officers, the Company's 401(k) Plan, and members of the Board of Directors collectively beneficially own approximately 42% of the Company's outstanding Common Stock. Accordingly, such persons will be able to substantially influence the election of members of the Company's Board of Directors and the control of the business, policies and affairs of the Company. See "Principal Shareholders."

DISCRETION IN USE OF PROCEEDS

     The Company intends to use all of the net proceeds from this offering for working capital and general corporate purposes, including possible acquisitions. As of the date of this Prospectus, the Company cannot specify with certainty the particular uses for the net proceeds to be added to its working capital. Accordingly, the Company will have broad discretion in the application of such net proceeds. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

FACTORS INHIBITING TAKEOVER

     Certain provisions of the Company's Amended Articles of Incorporation (the "Articles") and Bylaws (the "Bylaws") may be deemed to have anti-takeover effects and may discourage, delay, defer or prevent a takeover attempt that a shareholder might consider in its best interest. These provisions (i) establish certain advance notice procedures for nomination of candidates for election as directors and for shareholder proposals to be considered at annual shareholders' meetings, (ii) provide that special meetings of the shareholders may be called by the Chairman of the Board of Directors (the "Board"), the President of the Company or by a majority of the Board, and (iii) authorize the issuance of 10,000,000 shares of preferred stock with such designations, rights, preferences and limitations as may be determined from time to time by the Board. Accordingly, the Board is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting powers or other rights of holders of the Company's Common Stock. In addition, in November 1993, the Company declared a distribution of a preferred stock purchase right (the "Rights") for each outstanding share of Common Stock. Such Rights trade with the Common Stock and are not exercisable or transferable apart from the Common Stock until a person or group acquires 15% or more of the outstanding Common Stock or commence or announce an intention to commence a tender offer for 30% or more of the outstanding Common Stock. The Rights, which expire on November 2, 2003, will cause substantial dilution to a person or a group who attempts to acquire the Company on terms not approved by the Board or who acquires 15% or more of the outstanding Common Stock without approval of the Board. Furthermore, certain provisions of the Florida Business Corporation Act may be deemed to have the effect of delaying, deferring or preventing a change in control of the Company. See "Description of Capital Stock--Anti-Takeover Effects of Certain Provisions of Florida Law and the Company's Articles of Incorporation and Bylaw."

LIMITATIONS ON REPURCHASE OF NOTES UPON CHANGE OF CONTROL

     In the event of a Change of Control (as defined in "Description of Notes--Repurchase at the Option of Holders upon Change of Control"), the Company will offer to repurchase the Notes at a repurchase price equal to 100% of the principal amount, plus accrued interest to the date of repurchase. The Company's ability to repurchase the Notes upon a change of control may be limited by the terms of the Company's Senior Indebtedness and the subordination provisions of the Indenture and may be prohibited or limited by, or create an Event of Default (as defined in the Indenture) under, the terms of agreements related to borrowings which the Company may enter into from time to time, including agreements relating to Senior Indebtedness. Further, the ability of the Company to repurchase the Notes upon a change of control will be dependent on the availability of sufficient funds and compliance with applicable securities laws. Accordingly, there can be no assurance that the Company will be able to repurchase the Notes upon a change of control. Failure of the Company to repurchase Notes at the option of the holder upon a change of control would result in an Event of Default (as defined in the Indenture) under the Notes, which could in turn result in acceleration of the payment of other indebtedness of the Company at the time outstanding pursuant to cross-default provisions.

     The term "change of control" is limited to certain specified transactions and may not include other events that might adversely affect the financial condition of the Company or result in a downgrade of the credit rating of the Notes, nor would the requirement that the Company offer to repurchase the Notes upon a change of control necessarily afford holders of the Notes protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving the Company.

ABSENCE OF PUBLIC MARKET FOR THE NOTES

     The Notes will be a new issue of securities with no established trading market. The Underwriters have advised the Company that they intend to make a market in the Notes. The Underwriters are not obligated, however, to make a market in the Notes, and any such market making may be discontinued at any time at the sole discretion of the Underwriters without notice. There can be no assurance that an active market for the Notes will develop and continue upon completion of this offering or that the market price of the Notes will not decline. Various factors such as changes in prevailing interest rates or changes in perceptions of the Company's creditworthiness could cause the market price of the Notes to fluctuate significantly. The trading price of the Notes could also be significantly affected by the market price of the Common Stock, which could be subject to wide fluctuations in response to a variety of factors, including quarterly variations in operating results, announcements of technological innovations or new products by the Company or its competitors, general conditions in the aviation industry and general economic and market conditions. The Notes will not be listed on any securities exchange and will only be traded in the over-the-counter market.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Notes offered hereby, after deducting the estimated underwriting discount and expenses of this
offering, will be approximately $   million ($   million if the Underwriters'
over-allotment option is exercised in full). The Company intends to use all of the net proceeds for working capital and general corporate purposes, including potential acquisitions. Although the Company continually reviews and evaluates acquisitions, the Company currently has no agreements with respect to any acquisition. See "Risk Factors--Management of Growth", "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business--Growth Strategies."

     Pending use of the net proceeds from this offering as discussed above, the Company intends to make temporary investments in United States dollar denominated short-term high quality investments.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of July 31, 1997 (i) on an actual basis, (ii) on a pro forma basis to give effect to the Company's September 1997 acquisition of Northwings and to Lufthansa's October 1997 acquisition of a 20% interest of the Company's Flight Support Group; and (iii) pro forma as adjusted to give effect to the issuance and sale of the Notes and the application of the net proceeds therefrom. This table should be read in conjunction with the Consolidated Financial Statements and Notes and Pro Forma Consolidated Condensed Financial Statements included elsewhere in this Prospectus.

                                                                                   JULY 31, 1997
                                                                  ------------------------------------------------
                                                                                                    PRO FORMA
                                                                   ACTUAL        PRO FORMA(1)     AS ADJUSTED(2)
                                                                  -----------   ---------------   ----------------
                                                                                (IN THOUSANDS)
Current maturities of long-term debt and capital leases  ......    $    342        $    397          $    397
                                                                   ========        ========          ========
Long-term debt ................................................      10,546          10,715            10,715
  % Convertible Subordinated Notes due 2004  ..................          --              --            75,000
                                                                   --------        --------          --------
  Total long-term debt  .......................................      10,546          10,715            85,715
                                                                   ========        ========          ========
Minority interest in consolidated subsidiary(3) ...............          --           3,000             3,000
                                                                   ========        ========          ========
Shareholders' equity:
 Preferred Stock, $.01 par value per share; 10,000,000 shares authorized, 50,000 designated as Series A Junior
   Participating Preferred Stock, none issued   ...............          --              --                --
 Common Stock, $.01 par value per share; 20,000,000 shares
   authorized, 5,353,932 shares issued and outstanding,
   5,508,839 shares issued and outstanding pro forma and
   5,508,839 shares issued and outstanding pro forma as
   adjusted(4) ................................................          54              55                55
 Capital in excess of par value  ..............................      31,929          35,471            35,471
 Retained earnings   ..........................................      18,271          25,154            25,154
 Less--Note receivable from Employee Savings and
   Investment Plan   ..........................................      (2,942)         (2,942)           (2,942)
                                                                   --------        --------          --------
  Total shareholders' equity    ..............................       47,312          57,738            57,738
                                                                   --------        --------          --------
  Total capitalization  .......................................    $ 57,858        $ 68,453          $143,453
                                                                   ========        ========          ========

----------------
(1) Adjusted to give effect to the Company's September 1997 acquisition of Northwings and its October 1997 sale of a 20% minority interest in the Company's Flight Support Group. See "Pro Forma Consolidated Condensed Financial Statements."

(2) Adjusted to give effect to the Company's September 1997 acquisition of Northwings and its October 1997 sale of a 20% minority interest in the Company's Flight Support Group to Lufthansa, as well as issuance and sale of the Notes and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

(3) Represents the 20% minority interest in the Company's Flight Support Group acquired by Lufthansa.

(4) Excludes (i) 1,656,283 shares of Common Stock issuable upon the exercise of outstanding options which have a weighted average exercise price of $8.85 per share, and (ii) 110,306 shares of Common Stock reserved for future issuance under the Company's 1993 Plan and Non-Qualified Plan.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Common Stock is traded on the American Stock Exchange under the symbol "HEI." The following table sets forth, for the periods indicated, the high and low closing sales prices for the Common Stock as reported on the American Stock Exchange, as well as the amount of cash dividends paid per share during such periods. In February 1996 and July 1996 the Company paid 10% stock dividends in addition to its semi-annual cash dividends. The Company also distributed a three-for-two stock split in April 1996. In December 1996, the Company declared another 10% stock dividend in addition to a semi-annual cash dividend, both payable in January 1997. The quarterly closing sales prices and cash dividend amounts set forth below have been retroactively adjusted for all stock splits and stock dividends.

                                                   CASH
                                                 DIVIDENDS
                          HIGH         LOW       PER SHARE
                         ---------   ---------   -----------
FISCAL 1997:
Fourth Quarter  ......    $ 39.50     $ 23.75         --
Third Quarter   ......      25,25       21.00       $.05
Second Quarter  ......      27.00       22.25         --
First Quarter   ......      26.33       15.45        .05

FISCAL 1996:
Fourth Quarter  ......      17.50       14.55         --
Third Quarter   ......      23.97       11.98        .05
Second Quarter  ......      13.22        8.89         --
First Quarter   ......       9.52        9.08        .04

     On November 6, 1997, the last reported sale price of the Common Stock was $35-1/2 and there were approximately 1,265 holders of record.

                            SELECTED FINANCIAL DATA
                (IN THOUSANDS, EXCEPT PER SHARE AND RATIO DATA)

     The selected data as of and for the years ended October 31, 1992 through 1996 have been derived from the audited financial statements of the Company. The selected data as of and for the nine months ended July 31, 1996 and 1997 have been derived from the unaudited financial statements of the Company which, in the opinion of the Company, include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information set forth therein. The results of operations for the nine month period ended July 31, 1997 are not necessarily indicative of the results for the full year. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", the Company's Financial Statements and Notes thereto and the Company's Pro Forma Consolidated Condensed Financial Statements included or incorporated elsewhere in this Prospectus.

                                                                            YEAR ENDED OCTOBER 31,
                                                         -------------------------------------------------------------
                                                                                                               PRO
                                                                                                            FORMA(1)
                                                           1992      1993      1994      1995      1996       1996
                                                         --------- --------- --------- --------- --------- -----------
OPERATING DATA:(3)
Net sales  .............................................$19,852   $19,856     $19,212   $25,613   $34,565  $ 52,905
Gross profit  ..........................................  5,993     5,119       5,835     8,116    12,169    17,483
Selling, general and administrative expenses   .........  4,750     4,850       5,495     6,405     7,657    11,009
Insurance recovery of litigation costs  ................   (350)     (190)         --        --        --        --
Non-recurring charges  .................................  1,900        --          --        --        --        --
Interest expense    ....................................    183       205          59       169       185       319
Net income from continuing operations before
 cumulative effect of change in accounting principle
 and minority interest expense  ........................    332       728         640     1,437     3,665     4,534
Minority interest in net income of subsidiary(4)  ......     --        --          --        --        --    (1,041)
Net income (loss) from discontinued operations .........   (912)      256         830     1,258       963       963
Gain on sale of health care operations   ...............     --        --          --        --     5,264     5,264
Cumulative effect on prior years of change in
 accounting principle  .................................     --        --         381        --        --        --
Net income (loss)   ....................................   (580)      984       1,851     2,695     9,892     9,720
Weighted average number of common and common
 equivalent shares(5)  .................................  4,971     5,190       5,045     5,302     5,903     6,058
Net income per share from continuing operations
 before cumulative effect of change in accounting
 principle(5) ..........................................   0.07      0.14        0.13      0.27      0.62      0.57
Net income (loss) per share from
 discontinued operations(5)  ...........................  (0.19)     0.05        0.16      0.24      0.17      0.16
Net income per share from sale of health
 care operations(5) ....................................     --        --          --        --      0.89      0.87
Cumulative effect per share of change in
 accounting principle(5)  ..............................     --        --        0.08        --        --        --
Net income (loss) per share(5)  ........................  (0.12)     0.19        0.37      0.51      1.68      1.60
Cash dividends per share(5)  ...........................   0.07      0.07        0.07      0.07      0.09      0.09
OTHER FINANCIAL DATA:
 EBITDA(6) .............................................  1,560     2,041       1,657     3,074     6,007     8,539
 Depreciation and amortization  ........................  1,867     1,582       1,317     1,363     1,449     2,019
 Capital expenditures  .................................    698     1,024         645       584     2,296     2,296
 Ratio of earnings to fixed charges   ..................   1.37      4.45       10.00     11.35     23.41     15.15

                                                           NINE MONTHS ENDED JULY 31,
                                                         -------------------------------
                                                                                 PRO
                                                                              FORMA(2)
                                                           1996      1997       1997
                                                         --------- --------- -----------
OPERATING DATA:(3)
Net sales  .............................................  $22,979   $44,535  $ 50,945
Gross profit  ..........................................    7,935    14,146    17,235
Selling, general and administrative expenses   .........    5,067     7,777     8,966
Insurance recovery of litigation costs  ...............        --        --        --
Non-recurring charges  .................................       --        --        --
Interest expense    ....................................      129       319       339
Net income from continuing operations before
 cumulative effect of change in accounting principle
 and minority interest expense  ........................    2,278     4,946     6,041
Minority interest in net income of subsidiary(4)  ......       --        --    (1,266)
Net income (loss) from discontinued operations .........      963        --        --
Gain on sale of health care operations   ...............    5,264        --        --
Cumulative effect on prior years of change in
 accounting principle  .................................       --        --        --
Net income (loss)   ....................................    8,505     4,946     4,775
Weighted average number of common and common
 equivalent shares(5)  .................................    5,847     6,343     6,498
Net income per share from continuing operations
 before cumulative effect of change in accounting
 principle(5) ..........................................     0.39      0.78      0.73
Net income (loss) per share from
 discontinued operations(5)  ...........................     0.16        --        --
Net income per share from sale of health
 care operations(5) ....................................     0.90        --        --
Cumulative effect per share of change in
 accounting principle(5)  ..............................       --        --        --
Net income (loss) per share(5)  ........................     1.45      0.78      0.73
Cash dividends per share(5)  ...........................     0.09      0.10      0.10
OTHER FINANCIAL DATA:
 EBITDA(6) .............................................    4,064     7,595     9,829
 Depreciation and amortization  ........................    1,150     1,170     1,504
 Capital expenditures  .................................    1,177     2,807     2,807
 Ratio of earnings to fixed charges   ..................    21.63     19.80     20.01

                                                                    OCTOBER 31,                             JULY 31,
                                                    --------------------------------------------   -------------------------------
                                                                                                                        PRO FORMA
                                                      1992     1993     1994     1995    1996        1996      1997      1997(7)
                                                    -------- -------- -------- -------- --------   --------- --------- -----------
BALANCE SHEET DATA:
 Working capital  .................................  14,633   12,517   12,691   14,755   25,248     27,120    29,754     44,093
 Net property, plant and equipment  ...............   8,478    7,734    8,608    9,296    5,845      4,745     7,734      8,133
 Total assets  ....................................  46,425   33,738   39,020   47,401   61,836     53,812    70,820     85,446
 Long-term debt   .................................   3,092    2,864    4,402    7,076    6,022      2,645    10,546     10,715
 Minority interest in consolidated subsidiary(7)         --       --       --       --       --         --        --      3,000
 Shareholders' equity   ...........................  25,556   25,513   27,061   30,146   41,488     39,871    47,312     57,738

----------------
(1) Gives effect to the Company's September 1996 acquisition of Trilectron, its September 1997 acquisition of Northwings and its October 1997 sale to Lufthansa of a 20% minority interest in the Company's Flight Support Group as if each of such transactions had been consummated as of November 1, 1995.
(2) Gives effect to the Company's September 1997 acquisition of Northwings and its October 1997 sale to Lufthansa of a 20% minority interest in the Company's Flight Support Group as if each of such transactions had been consummated as of November 1, 1995.
(3) Adjusted to reflect MediTek (as defined herein) as a discontinued operation. The Company's 1996 results reflect a gain of $5.3 million from the sale of MediTek.
(4) Represents Lufthansa's 20% minority interest in the net income of the Company's Flight Support Group.
(5) Adjusted to reflect all stock dividends and stock splits.
(6) EBITDA is defined as earnings before the effects of interest, taxes, depreciation and amortization. EBITDA is presented because it is a widely accepted financial indicator used by many investors and analysts to analyze and compare companies on the basis of operating performance.
    EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating income or as an indicator of operating performance, should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles and may not be comparable to similarly titled items of other companies.
(7) Gives effect to the Company's September 1997 acquisition of Northwings and its October 1997 sale to Lufthansa of a 20% minority interest in the Company's Flight Support Group as if each of such transactions had occurred as of July 31, 1997.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company's Flight Support Group, which currently accounts for approximately 70% of the Company's revenues, consists of four operating subsidiaries -- Jet Avion Corporation (PMA replacement parts), LPI Industries Corporation (OEM subcontractor), Aircraft Technology, Inc. (jet engine combustion chamber and related parts repair and overhaul) and Northwings Accessories Corp. (jet engine component and airframe repair and overhaul). The Company's Ground Support Group, which currently accounts for approximately 30% of the Company's revenues, consists of one operating subsidiary -- Trilectron Industries, Inc. (ground support equipment).

     The Company's results of operations during the current and prior fiscal years have been affected by a number of significant transactions. As a result of the significant impact of these transactions, the Company does not believe that its results of operations are necessarily comparable on a period-to-period basis. This discussion of the Company's financial condition and results of operations should be read in conjunction with the Company's Consolidated Condensed Financial Statements--Unaudited, Pro Forma Consolidated Condensed Financial Statements--Unaudited and Notes thereto included or incorporated by reference herein.

     SALE OF DISCONTINUED HEALTHCARE OPERATIONS. In July 1996, the Company sold its wholly owned healthcare subsidiary, MediTek Health Corporation ("MediTek") to U.S. Diagnostic Inc. ("USDL"). The Company received $13.8 million in cash and a $10.0 million, 6-1/2% convertible promissory note (the "Convertible Note"). The sale of MediTek resulted in a fiscal 1996 gain of $5.3 million. In September 1997, the Company sold the Convertible Note to one of the Underwriters for its stated par value of $10.0 million plus accrued interest.

     ACQUISITION OF TRILECTRON GROUND SUPPORT BUSINESS. In September 1996, the Company acquired Trilectron, a Florida-based manufacturer of GSE, for $7.0 million in cash and the assumption of approximately $2.3 million of debt. During the ten months ended August 31, 1996 Trilectron had net sales of approximately $13.6 million and income before income taxes of approximately $1.2 million. Approximately $2.8 million of goodwill associated with the Trilectron acquisition is being amortized over a 20-year period using the straight line method.

     ACQUISITION OF NORTHWINGS REPAIR/OVERHAUL BUSINESS. In September 1997, the Company acquired Northwings, a Florida-based repair and overhaul facility servicing aircraft engine airframe accessories, for approximately $7.0 million in cash and 155,000 shares of the Company's Common Stock. Approximately $8.9 million of goodwill associated with the Northwings acquisition is being amortized over a 20-year period using the straight line method.

     LUFTHANSA INVESTMENT IN FLIGHT SUPPORT GROUP. In October 1997, the Company entered into a strategic alliance with Lufthansa pursuant to which Lufthansa invested approximately $26 million in the Company's Flight Support Group, including approximately $16 million to be paid to the Flight Support Group over three years pursuant to a research and development cooperation agreement which will partially fund accelerated development of additional FAA-approved replacement parts for jet engines. In addition, Lufthansa and the Flight Support Group have agreed to cooperate regarding technical services and marketing support for jet engine parts on a worldwide basis.

     For additional information with respect to the financial impact of the Company's Trilectron, Northwings and Lufthansa transactions, see the Pro Forma Consolidated Condensed Financial Statements appearing elsewhere in this Prospectus.

RESULTS OF CONTINUING OPERATIONS - NINE MONTHS ENDED JULY 31, 1997 COMPARED TO NINE MONTHS ENDED JULY 31, 1996

     For the first nine months of fiscal 1997, net sales and net income totaled $44.5 million and $4.9 million ($.78 per share), respectively, representing a 94% increase over net sales from continuing operations of $23.0 million in the first nine months of fiscal 1996 and a 113% increase over net income from continuing operations of $2.3 million ($.39 per share) in the first nine months of fiscal 1996.

     The Company's improved fiscal 1997 operating results are primarily attributable to increased sales and gross margins as discussed below.

     Net sales of the newly-acquired Company's Ground Support Group totaled $16.1 million in the first nine months of fiscal 1997, all of which represented sales of Trilectron.

     The balance of the increases in net sales in the fiscal 1997 nine-month period over the comparable fiscal 1996 period are attributable to the increased sales of the Company's Flight Support Group, which are principally due to increased sales volumes of jet engine replacement parts to the Company's commercial airline customers.

     The Company's gross profit margins were 31.8% in the first nine months of fiscal 1997, and 34.5% in the first nine months of fiscal 1996. This reflects the inclusion of the newly-acquired Ground Support Group, which sells products that generally carry lower gross profit margins than those of the Flight Support Group. The decrease in gross profit margins attributable to the Ground Support Group was partially offset by an improvement in gross profit margins in the Flight Support Group. The improvement in gross profit margins in the Flight Support Group reflects volume increases in sales of higher gross profit margin products and manufacturing cost efficiencies.

     Selling, general and administrative ("SG&A") expenses in the first nine months of fiscal 1997 increased $2.7 million to $7.8 million from $5.1 million in the first nine months of fiscal 1996. The increase from fiscal 1996 is due principally to the SG&A expenses of Trilectron and increased selling expenses of the Flight Support Group. As a percentage of sales, however, SG&A expenses decreased to 17.5% of consolidated net sales in the first nine months of fiscal 1997 from 22.1% in the comparable nine-month period of fiscal 1996.

     Income from operations for the first nine months of fiscal 1997 increased $3.5 million to $6.4 million from $2.9 million in the first nine months of last year. This increase reflects the increase in sales and gross profit margins of the Flight Support Group and the acquisition of the Ground Support Group as discussed above.

     Interest expense in the first nine months of fiscal 1997 increased $190,000 to $319,000 from $129,000 in the comparable fiscal 1996 period. This increase is principally due to the interest incurred on the industrial development revenue bonds discussed below.

     Interest and other income in the first nine months of fiscal 1997 increased $683,000 to $1.3 million from $617,000 in the comparable period in fiscal 1996. This increase is principally due to interest income on the Convertible Note received from the sale of MediTek in July 1996 and higher cash balances available for investment.

     The Company's effective tax rate of 32.7% for the first nine months of fiscal 1997 was comparable with the 32.1% rate in the first nine months of fiscal 1996.

BACKLOG

     The Company's Flight Support Group had a backlog which totaled approximately $28.0 million as of July 31, 1997. The backlog includes approximately $16.0 million representing forecasted shipments over the next 12 months for certain contracts pursuant to which customers provide estimated annual usage. The current backlog increased over the October 31, 1996 backlog of approximately $14.0 million principally due to certain customers entering into longer term contracts which replaced shorter term purchase orders. Substantially all of this backlog of orders is expected to be delivered within the next twelve months.

     The Company's Ground Support Group had a backlog totaling $12.0 million as of July 31, 1997. This is a 9% increase over the October 31, 1996 backlog balance of $11.0 million and is principally due to receipt of a contract approximating $4.0 million in the first quarter of fiscal 1997 covering deliveries expected to begin in fiscal 1997 and continue into fiscal 1998.

LIQUIDITY AND CAPITAL RESOURCES

     During the first nine months of fiscal 1997, net cash used in operating activities was $285,000, reflecting net income of $4.9 million offset primarily by increases in inventories of $2.6 million required to meet increased sales and faster customer delivery requirements and scheduled payments of trade accounts payable, income taxes, and other current liabilities.

     The Company's principal investing activities during the first nine months of fiscal 1997 were purchases of property, plant and equipment of $2.8 million, including $1.2 million related to the Series 1996 industrial development revenue bond project.

     The Company's principal financing activities during the first nine months of fiscal 1997 were $2.3 million in proceeds of long-term debt including $1.3 million in reimbursements for qualified expenditures from the Series 1996 industrial development revenue bonds and $1.0 million representing the receipt of funds from the exercise of stock options.

     As discussed in Note 3 of the Company's Notes to Consolidated Condensed Financial Statements (unaudited) contained herein, industrial development revenue bonds in the amount of $4.0 million were issued by Manatee County, Florida, to be used to construct and equip the Company's new Trilectron manufacturing facility in Palmetto, Florida. As of July 31, 1997, unexpended bond proceeds of $4.0 million were available for qualified expenditures of the Trilectron facility. In addition, the Company has unexpended bond proceeds of $1.4 million available for qualified expenditures pursuant to its Broward County Series 1996 industrial development revenue bond project.

     The revolving portion of the Company's $7.0 million credit facility, which was to expire in April 1997, was renewed by mutual agreement until November 30, 1997. The Company expects to seek a further renewal of this facility after this offering. In addition, amounts available under the Company's equipment loan facility were increased to $2.0 million and extended to December 1997.

     The Company believes that the proceeds of this offering, operating cash flow and available borrowings under the Company's equipment loan facility, revolving credit facility and industrial revenue bond financings will be sufficient to fund the Company's operations for the foreseeable future.

                               INDUSTRY OVERVIEW

GENERAL

     The Company operates in two distinct but interrelated aerospace markets - the jet engine service market and the ground service equipment market.

     THE JET ENGINE SERVICE MARKET. Jet engine maintenance is a highly regulated, ongoing process that typically accounts for approximately 6% of an aircraft's operating costs. FAA regulations require "cradle to grave" documentation of an engine's service life, as well as of the individual parts that comprise it. Maintenance schedules call for the periodic inspection, testing and repair of critical parts, as well as periodic overhauls (a complete disassembly, refurbishment, reassembly and testing process) of the entire engine. The maintenance schedule for any given engine depends on the number of flight hours registered and the number of an engine's take-off and landing cycles.

     The Company believes that the annual market for jet engine repair, refurbishment and overhaul is approximately $6.5 billion, of which approximately $3.5 billion reflects annual sales of jet engine replacement parts. Maintenance activity is accomplished through three primary channels -
(i) internal airline maintenance capabilities, (ii) OEMs, and (iii) independent repair/overhaul facilities service providers ("airmotives"). Based on industry sources, the Company believes that airlines continue to dominate this industry with an estimated two-thirds market share, but also that OEMs and independent airmotives are gaining market share as airlines continue to rationalize costs and reduce non-core practices by outsourcing non-revenue producing activities such as maintenance.

     The Company designs, manufactures and sells jet engine replacement parts in direct competition with Pratt & Whitney and other leading industry OEMs and, to a lesser extent, with a number of smaller, independent parts manufacturers. The Flight Support Group's repair and overhaul services compete with participants in all three of the industry's maintenance channels.

     THE GROUND SERVICE EQUIPMENT MARKET. Aircraft require a wide array of mobile and fixed GSE to support their operation. According to GSE TODAY, the annual worldwide commercial GSE market is approximately $1.5 billion and will grow approximately 7.5% annually worldwide over the next five years. GSE industry growth depends on the health of the commercial aviation industry. The Company believes that the GSE market is highly fragmented, with a significant number of participants supplying only one or two types of GSE.

INDUSTRY TRENDS

     The Company expects to capitalize on a number of trends within the aviation industry, including the following:

     GROWTH IN AIRCRAFT TRAFFIC AND FLEET. Continued growth in air transit and aircraft production is expected to increase the demand for engine component purchases and repairs, as well as sales of GSE. According to Boeing's 1996 Market Outlook, it is estimated that (i) world air travel will grow by 70% by 2005, (ii) the number of passenger and freight and package delivery aircraft in service will increase by 47% by 2005, (iii) the worldwide fleet of commercial airplanes is expected to more than double from 11,066 airplanes at the end of 1995 to 23,081 airplanes by 2015 and (iv) the worldwide fleet of cargo jet aircraft will increase from 1,219 airplanes in 1995 to 2,260 airplanes by 2015. Further, the Company believes that the number of planes in service for more than 10 years is continuing to increase, and these older planes are the primary market for jet engine replacement parts and repair and overhaul services. Moreover, because certain parts must be replaced after a specified number of flight hours or cycles, demand in the aftermarket segments served by the Company is more predictable and less cyclical than the market for new part deliveries.

     Deregulation of the aviation industry in the United States and the European Community, relatively low barriers to entry, the availability of older aircraft and increased consumer demand for air travel has led to the emergence of several low cost, start-up airlines. Start-up airlines tend to use older aircraft with engines that require a greater number of replacement parts and more frequent servicing. Moreover, because start-up airlines generally do not invest in the infrastructure necessary to service their aircraft, many outsource all or a substantial portion of their jet engine service and replacement parts requirements. Consequently, the Company believes that the growth of start-up airlines is increasing demand for the services of its Flight Support Group.

     INCREASED OUTSOURCING OF COMMERCIAL ENGINE SERVICES. Airlines have come under increasing pressure during the last decade to reduce the costs associated with providing air transportation services. While several of the expenditures required to operate an airline are beyond the direct control of airline operators (e.g., the price of fuel and labor costs), the Company believes that the continuing pressure to reduce both the operating and capital costs associated with jet engine service should continue to increase the market share of OEMs and independent service providers such as the Company. The Company believes that as a result of this outsourcing trend, the volume of business handled by OEMs and independent service providers such as the Company in the jet engine maintenance, repair and overhaul industry should grow faster than the growth in air traffic.

     CONSOLIDATION OF THE SERVICE AND SUPPLY CHAIN. In order to reduce purchasing costs and streamline purchasing decisions, airline purchasing departments have been reducing the number of their "approved" suppliers. The Company believes that the reductions in the supplier base utilized by airline purchasing departments will continue to cause a consolidation in both the jet engine repair and GSE markets for the foreseeable future. The Company further believes that only those participants with a reputation for quality and adequate capital resources will continue to be selected as approved suppliers and survive such consolidation. The Company believes that it is well positioned to take advantage of this consolidation trend.

     INCREASED MAINTENANCE AND SAFETY REQUIREMENTS. Under regulations promulgated by the FAA and similar agencies in other countries, as well as guidelines established by OEMs and aircraft operators, when an aircraft component fails to perform within certain prescribed limits or after logging a prescribed number of flight hours, the aircraft component must be brought to a repair facility certified by the FAA or similar agency of a foreign nation for various types of designated service or replacement. In addition, aircraft components require regular maintenance and inspection and replacement of "life-limited" components. The Company believes that the trend toward more stringent maintenance requirements and more frequent maintenance and overhaul has increased the size of the market for the replacement or repair of jet engine components. The Company believes that, because of its established ability to satisfy the FAA's PMA approval process and its long-standing emphasis on quality control, it will benefit from the evolving maintenance and safety standards.

                                    BUSINESS

GENERAL

     The Company is one of the world's largest non-OEM manufacturers of FAA-approved jet engine replacement parts and a market leader in the sale of GSE to the airline and defense industries. The Company's Flight Support Group, which currently accounts for approximately 70% of the Company's revenues, operates in the jet engine service market through (i) the research and development, design, manufacture and sale of FAA-approved jet engine replacement parts in direct competition with OEMs, (ii) the repair, maintenance and overhaul of jet engine and airframe components, and (iii) the manufacture of specialty aviation and defense component parts as a subcontractor for OEMs and the U.S. government. The Company's Ground Support Group, which currently accounts for approximately 30% of the Company's revenues, manufactures various types of GSE, including ground power, air start and air conditioning units, as well as certain electronic equipment for commercial airlines and military agencies..

     Through a combination of internal growth and acquisitions, the Company increased revenues 35% from $25.6 million in the year ended October 31, 1995 to $34.6 million in the year ended October 31, 1996 and earnings per share from continuing operations 130% from $0.27 per share in the year ended October 31, 1995 to $0.62 in the year ended October 31, 1996. In addition, the Company increased revenues and earnings per share from continuing operations from $23.0 million and $0.39 per share for the nine months ended July 31, 1996 to $44.5 million and $0.78 per share for the nine months ended July 31, 1997.

GROWTH STRATEGIES

     The Company intends to capitalize on its reputation for quality, its research and development and manufacturing capabilities, existing customer relationships and industry trends to continue to achieve profitable growth in a number of niche aerospace markets. Specific components of the Company's growth strategy include the following:

     EXPANSION OF JET ENGINE REPLACEMENT PARTS PRODUCT LINES. The Company intends to substantially broaden its current jet engine replacement parts product lines through the development and receipt of additional PMAs from the FAA. The PMA approval process requires sophisticated computer aided design technologies, advanced engineering and manufacturing capabilities, and depends to a significant extent on the Company's established credibility with the FAA. The Company believes that the PMA approval process creates a significant barrier to entry as a result of both its technical demands and its limits on the rate at which competitors can bring products to market.

     EXPANSION OF GSE PRODUCT LINES. The Company expects that the planned expansion of its Ground Support Group's manufacturing facility will permit the Company to expand its GSE product lines. The Company believes that continued expansion of its GSE product lines, in combination with its expanding jet engine product lines and component overhaul capabilities, will provide increased cross selling and marketing opportunities that will enable the Company to capitalize on its reputation for quality products and the aviation industry's trends toward outsourcing and vendor consolidation.

     FORM STRATEGIC ALLIANCES. The Company seeks to form strategic alliances that will allow it to accelerate the development of additional PMAs and provide airlines with an alternative to the increased costs and occasional availability and delivery problems many airlines have experienced related to OEM sale source replacement parts. Pursuant to this objective, in October 1997 the Company formed a strategic alliance between its Flight Support Group and Lufthansa. Lufthansa is the world's largest independent provider of engineering and maintenance services for aircraft and aircraft engines supporting over 200 airlines, governments andother customers on a worldwide basis. The objective of this Lufthansa strategic alliance is to (i) offer a broadened line of FAA-approved jet engine replacement parts to the entire jet engine maintenance market; (ii) offer airlines and airmotives a more responsive and cost effective alternative to OEMs, and (iii) capitalize on Lufthansa's established industry and customer relationships.

     PURSUE ACQUISITIONS OF COMPLEMENTARY BUSINESSES. A key element of the Company's strategy involves growth through acquisitions of other companies, assets or product lines that complement or expand the Company's existing Flight Support Group and Ground Support Group businesses. The Company believes that acquisitions will enable it to capitalize on its fixed costs of operations and further expand the aerospace products and services which it can offer to its worldwide customer base. Accordingly, the Company intends to pursue an aggressive acquisition strategy to gain market share in certain segments of the fragmented aviation service and supply industry. The Company's acquisition of Trilectron in September 1996 and Northwings in September 1997 exemplify the consolidation opportunities that the Company believes are available. The Company is continually evaluating acquisition opportunities that meet the Company's criteria of a similar customer base, proprietary technologies and the opportunity for consolidation. However, the Company has no current agreements with respect to any acquisition and no assurance can be given that any of the acquisitions currently being considered will be consummated.

FLIGHT SUPPORT GROUP

     The Company's Flight Support Group designs, engineers, manufactures, repairs and/or overhauls jet engine and airframe parts and components such as combustion chambers, gas flow transition ducts and various other engine and airframe parts. The Company also manufactures specialty aviation and defense components as a subcontractor. The Company serves a broad spectrum of the aviation industry, including (i) commercial airlines, (ii) air cargo carriers,
(iii) OEMs, (iv) repair and overhaul facilities, and (v) the U.S. government.

     JET ENGINE REPLACEMENT PARTS. Aircraft spare parts conditions are classified within the industry as (i) factory new, (ii) new surplus, (iii) overhauled, (iv) serviceable, and (v) as removed. A factory new or new surplus part is one that has never been installed or used. Factory new parts are purchased from manufacturers (both OEMs and independents such as the Company) or their authorized distributors. New surplus parts are purchased from excess stock of airlines, repair facilities or other redistributors. An overhauled part has been completely repaired and inspected by a licensed repair facility (such as the Company's). An aircraft spare part is classified repairable if it can be repaired by a licensed repair facility under applicable regulations. A part may be classified serviceable if it is removed by the operator from an aircraft or engine while operating under an approved maintenance program and is airworthy and meets any manufacturer or time and cycle restrictions applicable to the part. A factory new, new surplus, overhauled or serviceable part designation indicates that the part can be immediately utilized on an aircraft. A part in "as removed" condition requires inspection and possibly functional testing, repair or overhaul by a licensed facility prior to being returned to service in an aircraft.

     FACTORY-NEW JET ENGINE REPLACEMENT PARTS. The Company's principal business is the research and development, design, manufacture and sale of FAA-approved jet engine replacement parts that are sold to domestic and foreign commercial air carriers and aircraft repair and overhaul companies. The Company's principal competitor is Pratt & Whitney, a division of UTC. The Flight Support Group's factory new jet engine replacement parts include combustion chambers, gas flow transition ducts and various other jet engine replacement parts. A key element of the Company's growth strategy is the continued design and development of an increasing number of PMA replacement parts in order to further penetrate its existing customer base and obtain new customers. The Company selects the jet engine replacement parts to design and manufacture through a selection process in which the Company analyzes industry information to determine which jet engine replacement parts are expected to generate the greatest profitability. As part of Lufthansa's investment in the Flight Support Group, Lufthansa will have the right to select 50% of the engine parts for which the Company will seek PMAs, provided that such parts are technologically and economically feasible and substantially comparable with the profitablility of the Company's other PMAs.

     The following table sets forth (i) the lines of engines for which the Company provides jet engine replacement parts and (ii) the approximate number of such engines currently in service as estimated by the Company. Although the Company expects that its strategic alliance with Lufthansa will broaden the Company's product lines, virtually all of the Company's current PMA parts are for Pratt & Whitney engines, with a substantial majority for the JT8D. See "Risk Factors--Dependence on JT8D Aircraft Engine Aftermarket."

                                 NUMBER IN
       OEM             LINES      SERVICE       PRINCIPAL ENGINE APPLICATION
-------------------   --------   ----------   ----------------------------------
  Pratt & Whitney     JT8D         10,300     Boeing 727 and 737
                                              McDonnell Douglas DC-9 and MD-80
                      JT9D          2,100     Boeing 747 and 767
                                              Airbus A300 and A310
                                              McDonnell Douglas DC-10
                      PW2000          700     Boeing 757
                      PW4000        1,500     Boeing 747, 767 and 777
                                              Airbus A300, A310 and A330
CFM International     CFM56         6,500     McDonnell Douglas MD-11
                                              Boeing 737, Airbus A320 and A340

     REPAIR AND OVERHAUL SERVICES. The Company provides jet engine replacement parts repair and overhaul services for the Pratt & Whitney JT8D, JT3D, JT9D, PW2000 and PW4000 and the CFM International CFM56 engines. The Company's repair and overhaul operations require a high level of expertise, advanced technology and sophisticated equipment. The repair and overhaul services offered by the Company include the repair, refurbishment and overhaul of numerous accessories and parts mounted on gas turbine engines, aircraft wings and frames or fuselages. Engine accessories include fuel pumps, generators and fuel controls. Parts include pneumatic valves, starters and actuators, turbo compressors and constant speed drives, hydraulic pumps, valves and actuators, electro-mechanical equipment and auxiliary power unit accessories.

     The Company continually evaluates new engine lines, models and derivatives to determine whether the potential demand for overhaul services justifies the expenditures required for inventory and modifications to tooling and equipment. The Company believes that its September 1997 acquisition of Northwings will provide the Company with a well-established platform for additional growth in the repair and overhaul sector of the aviation industry.

     MANUFACTURE OF SPECIALTY AIRCRAFT/DEFENSE RELATED PARTS. The Company also derives revenue from the sale of specialty components as a subcontractor for OEMs and the U.S. government.

GROUND SUPPORT GROUP

     The Company currently serves the commercial and military GSE markets through its manufacture of ground power units, air start units and air conditioning units that are sold to both domestic and foreign commercial and military customers. The Company's Ground Support Group also manufactures specialty military electronics such as shipboard power supplies and power converters. Because military and commercial aircraft vary so widely by size and manufacturer, unique equipment is often required for each distinct air frame. Military aircraft frequently require unique equipment arrangements that necessitate custom manufacturing. Examples of the Company's GSE products include a sophisticated cooling system for the Air Force's new F-22 fighter aircraft and a combination ground power and air conditioning unit for the F-16 aircraft.

MANUFACTURING AND QUALITY CONTROL

     The Company's manufacturing operations involve a relatively high level of technical expertise and vertical integration, including computer numerical control ("CNC") machining, complex sheet metal fabrication, vacuum heat treating, plasma spraying and laser cutting. The Company also performs all of the design and engineering for its products. Specific components of the Company's manufacturing process include:

     RESEARCH AND DEVELOPMENT. The Company's research and development department uses state-of-the-art equipment such as a scanning electron microscope, CAD/CAM/CAE workstations and finite element analysis and thermal testing software to design and engineer components, as well as to ensure accurate data transfer between the Company's new product development and manufacturing departments. The Company's engineers, recruited from OEMs and other aerospace industry participants, specialize in a variety of disciplines, including aerodynamics, heat transfer, manufacturing, materials and structures. See "--FAA Approvals and Product Design."

     MACHINING AND FABRICATION. The Company's CNC machining capabilities provide cost advantages and dimensional repeatability with a variety of aerospace materials. The Company's lathes are frequently equipped with touch probes to perform critical in-process evaluations and automatically adjust machining parameters. Fabrication capabilities include custom-designed machines used to automatically position and spot weld combustion chamber liners, mechanical and hydraulic presses, and wire electron discharge machining.

     SPECIAL PROCESSES. The Company believes that its heat treatment, brazing, plasma spraying and other in-house special process capabilities reduce lead times and allow the Company to better control the quality of its products. For example, the Company's robotic systems can apply thermal barrier and wear resistant coatings to parts ranging from 0.25" to 60".

     QUALITY CONTROL. The Company incurs significant expenses to maintain stringent quality control of its products and services. In addition to domestic and foreign governmental regulations, OEMs, commercial airlines and other customers require that the Company satisfy certain requirements relating to the quality of its products and services. The Company performs testing and certification procedures on all of the products that it designs, engineers, manufactures, repairs and overhauls, and maintains detailed records to ensure traceability of the production of and service on each aircraft component. Management believes that the expense required to institute and maintain the Company's quality control procedures represents a barrier to entry by competitors.

FAA APPROVALS AND PRODUCT DESIGN

     Non-OEM manufacturers of jet engine replacement parts must receive a PMA from the FAA. The PMA process includes the submission of sample parts, drawings and testing data to one of the FAA's Aircraft Certification Offices ("ACOs"), where the submitted materials are analyzed. The Company believes that an applicant's ability to successfully complete the PMA process is limited by several factors, including (i) the agency's confidence level in the applicant,
(ii) the complexity of the part, (iii) the volume of PMAs being filed, and (iv) the resources available to the FAA. The Company also believes that companies such as the Company that have demonstrated their manufacturing capabilities and established a track record with the FAA generally receive a faster turnaround time in the processing of PMA applications. Finally, the Company believes that the PMA process creates a significant barrier to entry in this market niche as a result of both its technical demands and its limits on the rate at which competitors can bring products to market.

     As part of its growth strategy, the Company has continued to increase its research and development activities. Research and development expenditures increased from approximately $300,000 in fiscal 1991 to $3.1 million in fiscal 1997 and are expected to total over $6 million in fiscal 1998. Moreover, the Company's new strategic alliance with Lufthansa will provide the Flight Support Group with $16 million for research and development projects relating to jet engine replacement parts. The Company believes that the Flight Support Group's research and development capabilities are a significant component of its historical success and an integral part of its growth strategy.

     The Company benefits from its proprietary rights relating to certain designs, engineering, manufacturing processes and repair and overhaul procedures. Customers often rely on the Company to provide initial and additional components, as well as to redesign, reengineer, replace or repair and provide overhaul services on such aircraft components at every stage of their useful lives. In addition, for certain products, the Company's unique manufacturing capabilities are required by the customer's specifications or designs, thereby necessitating reliance on the Company for production of such designed products.

     While the Company has developed proprietary techniques, software and manufacturing expertise for the manufacture of jet replacement parts, the Company has no patents for these proprietary techniques and chooses to rely on trade secret protection. The Company believes that although its proprietary techniques, software and manufacturing expertise are subject to misappropriation or obsolescence, development of improved methods and processes and new techniques by the Company will continue on an ongoing basis as dictated by the technological needs of the Company's business. See "Risk Factors--Technological Developments."

SALES, MARKETING AND CUSTOMERS

     Each of the Company's operating divisions and subsidiaries independently conducts sales and marketing efforts directed at their respective customers and industries and, in some cases, collaborate with other operating divisions and subsidiaries for cross-marketing efforts. Sales and marketing efforts are conducted primarily by in-house sales personnel, and to a lesser extent by independent manufacturer's representatives. Generally, in-house sales personnel receive a base salary plus incentive compensation and manufacturer's representatives receive a commission on sales.

     The Company believes that direct relationships are crucial to establishing and maintaining a strong customer base and, accordingly, the Company's senior management team is actively involved in the Company's marketing activities, particularly with established customers. The Company is also a member of various trade and business organizations related to the commercial aviation industry. For example, the Company is one of the smallest independent companies in the Aerospace Industries Association ("AIA"), the leading trade association representing the nation's manufacturers of commercial, military and business aircraft, aircraft engines and related components and equipment. Due in large part to its established industry presence, the Company believes that it benefits from strong customer relations, name recognition and repeat business.

     The Company sells its products to a broad customer base consisting of domestic and foreign commercial and cargo airlines, repair and overhaul facilities, other aftermarket suppliers of aircraft engine and airframe materials, OEMs and military units. No one customer accounted for sales of 10% or more of total consolidated sales from continuing operations during any of the last three fiscal years. However, the Company's net sales to its five largest customers accounted for approximately 20% of total net sales during the year ended October 31, 1996. See "Risk Factors--Customer Concentration."

COMPETITION

     The aerospace product and service industry is characterized by intense competition and certain competitors of the Company have substantially greater name recognition, inventories, complementary product and service offerings, financial, marketing and other resources than the Company. As a result, such competitors may be able to respond more quickly to customer requirements than the Company. Moreover, smaller competitors may be in a position to offer more attractive pricing of engine parts as a result of lower labor costs and other factors. Any expansion of the Company's existing products or services could expose the Company to new competition. See "Risk Factors--Competition."

     The Company's jet engine replacement parts business competes primarily with Pratt & Whitney, a division of United Technologies Corporation. The competition is principally based on price and service inasmuch as the Company's parts are interchangeable with the parts produced by Pratt & Whitney. The Company believes that it supplies over 50% of the market for certain JT8D engine parts for which it holds a PMA from the FAA, with Pratt & Whitney controlling the balance. With respect to other aerospace products and services sold by the Flight Support Group, the Company competes with both the leading jet engine OEMs and a large number of machining, fabrication and repair companies, some of which have greater financial and other resources than the Company. Competition is based mainly on price, product performance, service and technical capability.

     Competition for the repair and overhaul of jet engine components comes from three primary sources, some with greater financial and other resources than the Company: OEMs, major commercial airlines and other independent service companies. Certain major commercial airlines own and operate their own service centers. Some major airlines have begun to sell their repair and overhaul services to other aircraft operators. The repair and overhaul services provided by domestic airlines are primarily for their own components, although these airlines may outsource a limited amount of repair and overhaul services to third parties. Foreign airlines that provide repair and overhaul services typically provide these services for their own components and for third parties. OEMs also maintain service centers that provide repair and overhaul services for the components they manufacture. Other independent service organizations also compete for the repair and overhaul business of other users of aircraft components. The Company believes that the principal competitive factors in the airmotive market are quality, turnaround time, overall customer service and price.

     The Company's Ground Support Group competes with several large and small domestic and foreign competitors, some of which have greater financial resources than the Company. The Company believes the market for its GSE is highly fragmented, with competition based mainly on price, product performance and service.

RAW MATERIALS

     The Company purchases a variety of raw materials, primarily consisting of high temperature alloy sheet metal and castings and forgings from various vendors. The Company also purchases parts, including diesel and gas powered engines, compressors and generators. The materials used by the Company's operations are generally available from a number of sources and in sufficient quantities to meet current requirements subject to normal lead times.

GOVERNMENT REGULATION

     FAA. The FAA regulates the manufacture, repair and operation of all aircraft and aircraft parts operated in the United States. Its regulations are designed to ensure that all aircraft and aviation equipment are continuously maintained in proper condition to ensure safe operation of the aircraft. Similar rules apply in other countries. All aircraft must be maintained under a continuous condition monitoring program and must periodically undergo thorough inspection and maintenance. The inspection, maintenance and repair procedures for the various types of aircraft and equipment are prescribed by regulatory authorities and can be performed only by certified repair facilities utilizing certified technicians. Certification and conformance is required prior to installation of a part on an aircraft. Aircraft operators must maintain logs concerning the utilization and condition of aircraft engines, life-limited engine parts and airframes. In addition, the FAA requires that various maintenance routines be performed on aircraft engines, certain engine parts and airframes at regular intervals based on cycles or flight time. Engine maintenance must also be performed upon the occurrence of certain events, such as foreign object damage in an aircraft engine or the replacement of life-limited engine parts. Such maintenance usually requires that an aircraft engine be taken out of service. The operations of the Company may in the future be subject to new and more stringent regulatory requirements. In that regard, the Company closely monitors the FAA and industry trade groups in an attempt to understand how possible future regulations might impact the Company. See "Risk Factors--Government Regulation."

     Because the Company's jet engine replacement parts largely consist of older model JT8D aircraft engines and engine parts, the FAA's noise regulations also have a substantial impact upon the Company. The ability of aircraft operators to utilize such JT8D aircraft engines in domestic flight operations is significantly influenced by regulations promulgated by the FAA governing, among other things, noise emission standards. Pursuant to the Aircraft Noise and Capacity Act, the FAA has required all aircraft operating in the United States with a maximum weight of more than 75,000 pounds to meet Stage 2 noise restriction levels. The FAA has mandated that all such Stage 2 aircraft (such as the non-hush-kitted Boeing 727-200s, Boeing 737-200s and McDonnell Douglas DC-9-30/40/50s) must be phased out of operation in the contiguous United States by December 31, 1999. This ban on operation in the United States of non-hush-kitted Stage 2 aircraft applies to both domestic and foreign aircraft operators. The European Union has adopted similar restrictions for the operation of Stage 2 aircraft within member nations of the European Union subject to a variety of exemptions. Various communities surrounding the larger European cities also have adopted more stringent local regulations which restrict the operation of hush-kitted aircraft in such jurisdictions. See "Risk Factors--Dependence on the JT8D Aircraft Engine Aftermarket."

     ENVIRONMENTAL. The Company's operations are subject to extensive, and frequently changing, federal, state and local environmental laws and substantial related regulation by government agencies, including the EPA. Among other matters, these regulatory authorities impose requirements that regulate the operation, handling, transportation, and disposal of hazardous materials, and require the Company to obtain and maintain licenses and permits in connection with its operations This extensive regulatory framework imposes significant compliance burdens and risks on the Company. Notwithstanding these burdens, the Company believes that it is in material compliance with all federal, state and local environmental laws and regulations governing its operations.

     The principal environmental laws to which the Company is subject include the Clean Air Act of 1970 (the "CAA"), as amended in 1990; the Clean Water Act of 1977; the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"); the Resource Conservation Recovery Act of 1976 (the "RCRA"); and the Hazardous and Solid Waste Amendments of 1984 ("HSWA"). The following is a summary of the material regulations that are applicable to the
Company:

     The CAA imposes significant requirements upon owners and operators of facilities that discharge air pollutants into the environment. The CAA mandates that facilities which emit air pollutants comply with certain operational criteria and secure appropriate permits. Additionally, authorized states such as Florida may implement various aspects of the CAA and develop their own regulations for air pollution control. The Company's facilities presently hold or have applied for air emission permits and the Company intends to conduct an air emissions inventory and health and safety audit of its facilities and, depending upon the results of such assessments, may find it necessary to secure additional permits and/or to install additional control technology, which could result in the initiation of an enforcement action, the imposition of penalties and the possibility of substantial capital expenditures.

     CERCLA, as amended by the Superfund Amendments and Reauthorization Act of 1986 ("SARA"), is designed to respond to the release of hazardous substances. CERCLA's most notable objectives are to provide criteria and funding for the cleanup of sites contaminated by hazardous substances and impose strict liability on parties responsible for such contamination namely, owners and operators of facilities or vessels from which such releases or threatened releases occur, and persons who generated, transported, or arranged for the transportation of hazardous substances to a facility from which such release or threatened release occurs.

     RCRA and EPA's implementing regulations establish the basic framework for federal regulation of hazardous waste. RCRA governs the generation, transportation, treatment, storage and disposal of hazardous waste through a comprehensive system of hazardous waste management techniques and requirements. RCRA requires facilities such as the Company's that treat, store, or dispose of hazardous waste to comply with enumerated operating standards. Many states, including Florida, have created programs similar to RCRA for the purpose of issuing annual operating permits and conducting routine inspections of such facilities to ensure regulatory compliance. The Company believes that its facilities are in material compliance with all currently applicable RCRA and similar state requirements, hold or have applied for all applicable permits required under RCRA and similar state laws, and are operating in material compliance with the terms of all such permits.

     In addition, Congress has enacted federal regulations governing the underground storage of petroleum products and hazardous substances. The federal underground storage tank ("UST") regulatory scheme mandates that EPA establish requirements for leak detection, construction standards for new USTs, reporting of releases, corrective actions, on-site practices and record-keeping, closure standards, and financial responsibility. Some states, including Florida, have promulgated their own performance criteria for new USTs, including requirements for spill and overfill protection, UST location, as well as primary and secondary containment. The Company believes that its facilities are in material compliance with the federal and state UST regulatory requirements and performance criteria.

     OTHER. The Company is also subject to a variety of other regulations, including worker-related and community safety laws. The Occupational Safety and Health Act of 1970 ("OSHA") mandates general requirements for safe workplaces for all employees. In particular, OSHA provides special procedures and measures for the handling of certain hazardous and toxic substances. In addition, specific safety standards have been promulgated for workplaces engaged in the treatment, disposal or storage of hazardous waste. Requirements under state law, in some circumstances, may mandate additional measures for facilities handling materials specified as extremely dangerous. Although the Company believes that its operations are in material compliance with OSHA's health and safety requirements, the Company anticipates upgrading its facilities at a cost that may exceed $100,000.

PROPERTIES

     The Company owns or leases the following facilities:

                                                                          SQUARE        OWNED/LEASE
     LOCATION                           DESCRIPTION                      FOOTAGE        EXPIRATION
--------------------   -----------------------------------------------   ---------   -------------------
Hollywood, Florida     Flight Support Group design and manufacturing     140,000           owned
                       facility and corporate headquarters
Palmetto, Florida      Ground Support Group design and                    35,000       July 1998(1)
                       manufacturing facility and office
Miami, Florida         Overhaul and repair facility                       18,000     month-to-month(2)
Miami, Florida         Executive offices                                   2,300      December 1998

----------------
(1) The Company has acquired 18.5 acres of land in Palmetto, Florida on which it plans to develop a new 75,000 square foot Ground Support Group manufacturing facility and office. The Company expects to commence construction in first quarter of fiscal 1998 and complete the facility by July 1998.
(2) The Company is currently in the process of negotiating a lease or purchase agreement for a new overhaul and repair facility.

     The Company's current monthly rental expense is approximately $29,000. For additional information with respect to the Company's leases, see Note 6 of Notes to the Company's Audited Consolidated Financial Statements. Including the presently planned additional facilities described above, the Company believes that it has adequate capacity to handle its anticipated needs for the foreseeable future.

INSURANCE

     The Company is a named insured under policies which include the following coverage: (i) products liability, including grounding, up to $200 million (combined annual aggregate bodily injury and property damage); (ii) blanket real and personal property and business interruption up to approximately $70 million; (iii) general liability coverage up to $2 million ($1,000,000 limit for each claim); (iv) employment practices liability up to $1 million for each claim and in the aggregate; (v) international liability and automobile liability up to $1 million and employer's liability up to $500,000; (vi) umbrella liability coverage up to $20 million for each occurrence and in the aggregate; and (vii) various other activities or items subject to certain limits and deductibles. The Company believes that these coverages are adequate to insure against the various liability risks of its business. See "Risk Factors--Product Liability; Claims Exposure."

EMPLOYEES

     As of October 31, 1997, the Company and its subsidiaries had approximately 480 full-time employees, of which approximately 330 were in the Flight Support Group, 140 were in the Ground Support Group, and approximately 10 were in corporate. None of the Company's employees are represented by a union. The Company believes that it has excellent relations with its employees.

LEGAL PROCEEDINGS

     In November 1989, United Technologies Corporation ("UTC") filed a suit against two of the Company's subsidiaries in its Flight Support Group in the United States District Court for the Southern District of Florida. The complaint, as amended in fiscal 1995, alleged infringement of a patent, misappropriation of trade secrets and unfair competition relating to certain jet engine parts and coatings sold by a subsidiary in the Flight Support Group in competition with Pratt & Whitney, a division of UTC. UTC sought approximately $10 million in damages for the patent infringement and approximately $30 million in damages for the misappropriation of trade secrets and the unfair competition claims. The aggregate damages referred to in the preceding sentence do not exceed approximately $30 million because a portion of the misappropriation and unfair competition damages duplicate the $10 million patent infringement damages. The complaint also sought, among other things, pre-judgment interest and treble damages.

     In July and November 1995, the Company filed its answers to UTC's complaint denying the allegations. In addition, the Company filed counterclaims against UTC for, among other things, malicious prosecution, trade disparagement, tortious interference, unfair competition and antitrust violations. The Company is seeking treble, compensatory and punitive damages in amounts to be determined at trial.

     In August 1997, a Motion for Summary Judgment filed by the Company on a portion of the lawsuit was granted by the United States District Court Judge. The Summary Judgment dismissed UTC's claims for misappropriation of trade secrets and unfair competition, finding that Florida's statute of limitations bars such claims. The ruling left pending UTC's claim alleging infringement of a patent that expired in 1992 and the Company's counterclaims against UTC alleging, among other things, malicious prosecution, trade disparagement, tortious interference, unfair competition and antitrust violations. In September 1997, UTC served its Motion for Reconsideration of the Court's Motion for Summary Judgment, which is currently pending, and accordingly, the Company filed its response opposing such motion.

     Based on currently known facts, the Company's legal counsel has advised that it believes that the Company should be able to successfully defend the patent infringement claims alleged in UTC's complaint. With respect to the misappropriation and unfair competition claims, legal counsel to the Company has advised that it believes the likelihood of success of UTC's Motion for Reconsideration is remote. Further, the Company intends to vigorously pursue its counterclaims against UTC. The ultimate outcome of this litigation is not certain at this time and no provision for gain or loss, if any, has been made in the consolidated financial statements included elsewhere in this Prospectus. Although the Company and its legal counsel believe that the Company will be successful in the above matters, there can be no certainty that the UTC litigation will not have a material adverse effect on the Company. See "Risk Factors--Litigation."

     The Company is from time to time involved in other routine litigation related to its business, none of which is expected to have a material adverse effect on the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The Company's executive officers and directors are as follows:

NAME                         AGE  POSITION                                               DIRECTOR SINCE
--------------------------- ----- ----------------------------------------------------- ----------------
Laurans A. Mendelson ......  59   Chairman of the Board, President and Chief                  1989
                                  Executive Officer
Thomas S. Irwin   .........  51   Executive Vice President and Chief Financial
                                  Officer
Eric A. Mendelson .........  32   Vice President and Director of the Company;                 1992
                                  President of the Company's Flight Support Group
Victor H. Mendelson  ......  29   Vice President, General Counsel and Director of the         1996
                                  Company; President of the Company's Ground
                                  Support Group
James L. Reum  ............  66   Chief Operating Officer of the Company's Flight
                                  Support Group
Jacob T. Carwile  .........  75   Director                                                    1975
Samuel L. Higginbottom     . 76   Director                                                    1989
Paul F. Manieri   .........  80   Director                                                    1985
Albert Morrison, Jr. ......  60   Director                                                    1989
Dr. Alan Schriesheim ......  67   Director                                                    1984
Guy C. Shafer  ............  78   Director                                                    1989

     MR. LAURANS A. MENDELSON has served as Chairman of the Board of the Company since December 1990 and as Co-Chairman of the Board of the Company from January 1990 until December 1990. Mr. Mendelson has also served as Chief Executive Officer of the Company since February 1990, President of the Company since September 1991 and served as President of MediTek Health Corporation from May 1994 until its sale in July 1996. Mr. Mendelson has served as Chairman of the Board of U.S. Diagnostic Inc. since February 1997. Mr. Mendelson also serves on the Board of Governors of the Aerospace Industries Association ("AIA"). Mr. Mendelson has been Chairman of the Board of Ambassador Square, Inc. (a Miami, Florida real estate development and management company) since 1980 and President of that company since 1988. He has been Chairman of Columbia Ventures, Inc. (a private investment company) since 1985 and President of that company since 1988. Mr. Mendelson is a Certified Public Accountant. Mr. Mendelson is also a trustee of Columbia University, New York, New York a trustee of Mount Sinai Medical Center, Miami Beach, Florida and Chairman of the Hollywood Economic Growth Corporation, Hollywood, Florida. Mr. Mendelson holds an AB degree from Columbia College of Columbia University and an MBA degree from the Columbia University Graduate School of Business.

     MR. THOMAS S. IRWIN has served as Executive Vice President and Chief Financial Officer of the Company since September 1991 and served as Senior Vice President of the Company from 1986 to 1991 and Vice President and Treasurer from 1982 to 1986. Mr. Irwin is a Certified Public Accountant. Mr. Irwin holds a BBA degree from Wake Forest University.

     MR. ERIC A. MENDELSON has served as a Vice President of the Company since March 1992 and President of the Flight Support Group since April 1993. Mr. Mendelson served as Director of Planning and Operations of the Company and Executive Vice President of the Flight Support Group from 1990 to March 1992. Mr. Mendelson holds an AB degree from Columbia College of Columbia University and an MBA degree from the Columbia University Graduate School of Business. Mr. Mendelson served on the Product Certification and Parts Manufacturing Working Groups of the Aviation Rulemaking Advisory Committee of the FAA and the Civil Aviation Council of the AIA. Eric Mendelson is the son of Laurans Mendelson and the brother of Victor Mendelson.

     MR. VICTOR H. MENDELSON has served as President of the Ground Support Group since September 1996 and as General Counsel of the Company since 1993. Mr. Mendelson served as Executive Vice President of MediTek Health Corporation beginning in 1994 and its Chief Operating Officer from 1995 until its sale in July 1996. Mr. Mendelson served as the Company's Associate General Counsel from 1992 until 1993. From 1990 until 1992, he served on a consulting basis with the Company developing and analyzing various strategic opportunities. Mr. Mendelson is a member of the American Bar Association and The Florida Bar. Mr. Mendelson is a trustee of St. Thomas University, Miami, FL. Mr. Mendelson holds an AB degree from Columbia College of Columbia University and a JD from the University of Miami School of Law. Mr. Mendelson is a member of the Legal and Legislative Committee of the AIA. Victor Mendelson is the son of Laurans Mendelson and the brother of Eric Mendelson.

     MR. JAMES L. REUM, Chief Operating Officer of the Company's Flight Support Group since May 1995, has held various executive positions in the Company since January 1990. From 1986 to 1989, Mr. Reum was self-employed as a management and engineering consultant to companies primarily within the aerospace industry. From 1957 to 1986, he was employed in various management positions with Chromalloy Gas Turbine Corp., Cooper Airmotive (later named Aviall, Inc.), United Airlines, Inc. and General Electric Company. Mr. Reum is a member of the Product Certification and Parts Manufacturing Working Groups of the Aviation Rulemaking Advisory Committee of the FAA and the Civil Aviation Counsel of the AIA.

     MR. JACOB T. CARWILE retired as a Lt. Col. from the United States Air Force ("USAF"), and presently serves as an aerospace consultant. During Mr. Carwile's USAF career, Mr. Carwile served as a command pilot and procurement officer, working extensively in the development, testing, and production of many aircraft, helicopters, and engines. Mr. Carwile also served in special management positions with numerous overhaul and modification facilities in the United States and Spain. From 1972 to 1987 Mr. Carwile served as president of Decar Associates, which provided aviation material to the U.S. government and the aerospace industry.

     MR. SAMUEL L. HIGGINBOTTOM is a retired executive officer of Rolls Royce, Inc. (an aircraft engine manufacturer), where he served as Chairman, President and Chief Executive Officer from 1974 to 1986. He was the Chairman of the Columbia University Board of Trustees from 1982 until September 1989. Mr. Higginbottom was President, Chief Operating Officer and a director of Eastern Airlines, Inc., from 1970 to 1973 and served in various other executive capacities with that company from 1964 to 1969. Mr. Higginbottom is a director of British Aerospace Holdings, Inc., an aircraft manufacturer, and was a director of AmeriFirst Bank from 1986 to 1991. He is also Vice Chairman of St. Thomas University, Miami, Florida.

     MR. PAUL F. MANIERI is a management consultant and retired executive of IBM Corporation, for which he served in various positions for 44 years, including Director of Manufacturing and Engineering for IBM World Trade Corporation and Director of Personnel and Director of Communications for IBM Corporation.

     MR. ALBERT MORRISON, JR. has served as President of Morrison, Brown, Argiz & Company, a certified public accounting firm located in Miami, Florida, since 1971. Mr. Morrison has served as the Vice Chairman of the Dade County Industrial Development Authority since 1983. Mr. Morrison is the Treasurer of the Florida International University Board of Trustees and has served as a Trustee since 1980. Mr. Morrison also served as a director of Logic Devices, Inc., a computer electronics company and Walnut Financial Services, Inc., a financial services company.

     DR. ALAN SCHRIESHEIM is retired from the Argonne National Laboratory, where he served as Director from 1984 to 1996. From 1983 to 1984, he served as Senior Deputy Director and Chief Operating Officer of Argonne. From 1956 to 1983, Dr. Schriesheim served in a number of capacities with Exxon Corporation in research and administration, including positions as General Manager of the Engineering Technology Department for Exxon Research and Engineering Co. and Director of Exxon's Corporate Research Laboratories. Dr. Schriesheim is also a director of Rohm and Haas Company, a chemical company, and a member of the Board of the Children's Memorial Hospital of Chicago, Illinois.

     MR. GUY C. SHAFER is retired from Coltec Industries, Inc., formerly Colt Industries, Inc., (a manufacturer of aviation and automotive equipment), where he served as Advisor to the Chief Executive Officer from 1987 to 1988, Executive Vice President from 1985 to 1986 and Group Vice President from 1969 to 1985. Mr. Shafer has been in the aviation and automotive manufacturing industry since 1946.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of July 31, 1997 by (i) each person who is known to the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, (ii) the Chief Executive Officer and the other four most highly compensated executive officers, (iii) each of the directors of the Company, and (iv) all directors and executive officers of the Company as a group. Except as set forth below, the shareholders named below have sole voting and investment power with respect to all shares of Common Stock shown as being beneficially owned by them.

                                                                   SHARES BENEFICIALLY OWNED(2)
                                                                 --------------------------------
NAME AND ADDRESS OF BENEFICIAL OWNER(1)                                NUMBER           PERCENT
--------------------------------------------------------------   --------------------   ---------
Mendelson Reporting Group(3) .................................        1,339,160           21.67%
HEICO Savings and Investment Plan(4)  ........................          878,047           16.40
Dr. Herbert A. Wertheim(5)   .................................          757,451           14.15
Dimensional Fund Advisors Inc.(6)  ...........................          383,775            7.17
Rene Plessner Reporting Group(7)   ...........................          279,979            5.23
Jacob T. Carwile(8) ..........................................           89,875            1.65
Samuel L. Higginbottom    ....................................            2,366             *
Paul F. Manieri(9)  ..........................................           90,203            1.66
Eric A. Mendelson(10)  .......................................          265,010            4.81
Laurans A. Mendelson(11)  ....................................        1,009,874           17.22
Victor H. Mendelson(12)   ....................................          261,996            4.75
Albert Morrison, Jr.(13)  ....................................           11,249             *
Dr. Alan Schriesheim(14)  ....................................           81,966            1.51
Guy C. Shafer ................................................            7,517             *
Thomas S. Irwin(15)    .......................................          216,046            3.94
James L. Reum(16)   ..........................................           74,274            1.37
All directors and officers as a group (11 persons)(17)  ......        1,911,728(16)       28.90
All directors, officers, the HEICO Savings and Investment Plan
  and the Mendelson Reporting Group as a group(18)   .........        2,789,775           42.18

----------------
  *  Represents ownership of less than 1%.

 (1) Unless otherwise indicated, the address of each Beneficial Owner identified is c/o HEICO Corporation, 3000 Taft Street, Hollywood, Florida 33021. Except as otherwise indicated, such Beneficial Owners have sole voting and investment power with respect to all shares of Common Stock owned by them, except to the extent such power may be shared with a spouse.

 (2) The number of shares of Common Stock deemed outstanding prior to this offering includes (i) 5,353,932 shares of Common Stock outstanding as of July 31, 1997 and (ii) shares issued pursuant to options held by the respective person or group which may be exercised within 60 days after July 31, 1997 ("Presently Exercisable Stock Options") as set forth below. Pursuant to the rules of the Securities and Exchange Commission, presently exercisable stock options are deemed to be outstanding and to be beneficially owned by the person or group for the purpose of computing the percentage ownership of such person or group, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group.

 (3) The Mendelson Reporting Group consists of Laurans A. Mendelson; Eric A. Mendelson; Victor H. Mendelson; Mendelson International Corporation ("MIC"), a corporation whose stock is owned solely by Eric and Victor Mendelson and whose Chairman of the Board is Laurans A. Mendelson; LAM Limited Partners, a partnership whose sole general partner is a corporation controlled by Laurans A. Mendelson; and the Victor H. Mendelson Revocable Investment Trust, whose Grantor, Trustee and sole presently vested beneficiary is Victor H. Mendelson. Includes 826,458 shares covered by currently exercisable stock options. See Notes (10),
     (11) and (12) below. The address of the Mendelson Reporting Group is 825 Brickell Bay Drive, 16th Floor, Miami, Florida 33131.

 (4) Reflects 288,872 shares allocated to participant's individual accounts and 589,175 unallocated shares as of June 30, 1997. Under the terms of the Plan, all shares allocated to the accounts of participating employees will be voted or not as directed by written instructions from the participating employees, and allocated shares for which no instructions are received and all unallocated shares will be voted in the same proportion as the shares for which instructions are received. The address of HEICO Savings and Investment Plan is c/o NationsBank Trust, P. O. Box 1469, Tampa, Florida 33601.

 (5) The address of Dr. Wertheim is 191 Leucadendra Drive, Coral Gables, Florida 33156.

 (6) Reflects 383,775 shares of HEICO Common Stock as of December 31, 1996, based on information in a Schedule 13G dated February 7, 1997, all of which shares are held in portfolios of advisory clients of Dimensional, DFA Investment Dimensions Group Inc., or DFA Investment Trust Company, registered open-end investment companies. The address of Dimensional Fund Advisors, Inc. is 1299 Ocean Avenue, Suite 650, Santa Monica, California 90401.

 (7) Based on information in a Schedule 13D dated January 10, 1997 filed by Mr. Plessner individually and as sole Trustee for the Rene Plessner Associates, Inc. Profit Sharing Plan. Reflects 168,088 shares held by Mr. Plessner and 111,891 shares held by the Rene Plessner Associates, Inc. Profit Sharing Plan, an employee profit sharing plan of Rene Plessner Associates, Inc., an executive search company. The address of Rene Plessner Reporting Group is 375 Park Avenue, New York, New York 10152.

 (8) Reflects 82,358 shares subject to presently exercisable stock options.

 (9) Reflects 82,358 shares subject to presently exercisable stock options.

(10) Reflects 98,860 shares held by MIC, 158,194 shares covered by currently exercisable stock options and 7,028 shares held by the HEICO Savings and Investment Plan and allocated to Eric A. Mendelson's account. See Note (2) above.

(11) Laurans A. Mendelson disclaims beneficial ownership with respect to 98,860 of these shares, which are held in the name of MIC, 12,500 shares which were donated to Laurans A. and Arlene H. Mendelson Charitable Foundation, Inc., of which Mr. Mendelson is president. The remaining 898,514 shares are held solely by Mr. Mendelson or LAM Limited Partners and include 510,069 shares covered by currently exercisable stock options and 10,864 shares held by the HEICO Savings and Investment Plan and allocated to Mr. Mendelson's account. See Notes (3), (9) and (11).

(12) Reflects 98,860 shares held by MIC, 158,195 shares covered by currently exercisable stock options, of which 104,322 shares are held by the Victor
     H. Mendelson Revocable Investment Trust and 4,611 shares held by the HEICO Savings and Investment Plan and allocated to Victor H. Mendelson's account. See Note (2) above.

(13) Albert Morrison Jr.'s voting and dispositive power with respect to 10,321 of these shares is held indirectly through Sheridan Ventures, Inc., a corporation of which Mr. Morrison is the President, but not a shareholder.

(14) Reflects 74,121 shares subject to presently exercisable stock options.

(15) Reflects 133,280 shares covered by currently exercisable stock options and 15,779 shares held by the HEICO Savings and Investment Plan and allocated to Thomas S. Irwin's account.

(16) Reflects 62,149 shares covered by currently exercisable stock options, 3,293 shares held for the benefit of Mr. Reum by a non-qualified deferred compensation plan offered by the Company to selected executive officers and 3,007 shares held by the HEICO Savings and Investment Plan and allocated to James L. Reum's account.

(17) Reflects 1,260,724 shares covered by currently exercisable stock options. The total for all directors and officers as a group (11 persons) also includes 41,289 shares held by the HEICO Savings and Investment Plan and allocated to accounts of officers pursuant to the Plan. See Note (3) above.

(18) Reflects all shares and options held by all directors and officers (11 persons), the HEICO Savings and Investment Plan and all members of the Mendelson Reporting Group.

                              DESCRIPTION OF NOTES

     The Notes will be issued under an indenture (the "Indenture") between the
Company and           , as trustee (the "Trustee"), the form of which has been
filed as an exhibit to the Registration Statement. The following are summaries of certain terms applicable to the Notes and do not purport to be complete. The summaries are subject to, and qualified in their entirety by reference to, the provisions of the Indenture, including the definitions therein of certain terms. Whenever reference is made to defined terms of the Indenture, such defined terms are incorporated herein by reference.

GENERAL

     The Notes will be unsecured general obligations of the Company, subordinate in right of payment to certain other obligations of the Company as described under "-Subordination," and convertible into Common Stock as described under "--Conversion of the Notes." The Notes will be limited to $75.0 million aggregate principal amount ($86.25 million if the Underwriters'
over-allotment option is exercised in full) and will mature on      , 2004 (the
"Maturity Date"). The Notes will bear interest at the rate per annum shown on the cover page hereof from the date of original issue or from the most recent Interest Payment Date (as defined below) to which interest has been paid or duly provided for, and accrued but unpaid interest will be payable
semi-annually in arrears on       and       of each year, commencing      ,
1998 (each, an "Interest Payment Date"), or, if any such day is not a business day, on the next succeeding business day. Interest will be paid to Noteholders
of record ("Holders") at the close of business on       and      ,
respectively, immediately preceding the relevant Interest Payment Date (each, a "Regular Record Date"). Interest will be computed on the basis of a 360-day year of twelve 30-day months.

     Principal and premium, if any, and interest will be payable, and the Notes may be presented for conversion, registration of transfer and exchange, at the office or agency of the Company maintained for those purposes in New York, New York (which will be a corporate trust office designated by the Trustee), except that, at the option of the Company, payment of interest may be made by check mailed to the address of the Holder entitled thereto as it appears on the Register for the Notes (the "Note Register") on the related record date.

     The Notes will be issued in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof. No service charge will be made for any transfer or exchange of Notes, but, subject to certain exceptions set forth in the Indenture, the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

     The Indenture does not contain any restrictions on the payment of dividends or on the repurchase of securities by the Company or any financial covenants, nor does the Indenture require the Company to maintain any sinking fund or other reserve for the payment of the Notes.

CONVERSION OF THE NOTES

     The Notes are convertible at any time prior to the Maturity Date (subject to earlier redemption or repurchase, as described below) into shares of Common Stock at the Conversion Price (as defined above), subject to adjustment under certain circumstances as described below. The right to convert Notes called for redemption will terminate at the close of business on the first business day prior to the date fixed for redemption, unless the Company shall default on payment of the redemption price.

     The Conversion Price is subject to adjustment as set forth in the Indenture upon the occurrence of certain events, including: (i) the issuance of Common Stock as a dividend or other distribution on any class of capital stock of the Company; (ii) a subdivision or combination of outstanding shares of Common Stock; (iii) the issuance or distribution of capital stock of the Company or the issuance or distribution of options, rights, warrants or convertible or exchangeable securities entitling the holder thereof to subscribe for, purchase, convert into or exchange for capital stock of the Company at less than the current market price of such capital stock on the date of issuance or distribution, but in each case only if such issuance or distribution is made generally to holders of Common Stock or of a class or series of outstanding capital stock convertible into or exchangeable or exercisable for Common Stock (provided that the issuance of capital stock upon the exercise of such options, rights, or warrants or the conversion or exchange of convertible or exchangeable securities will not cause an adjustment in the Conversion Price if no such adjustment would have been required at the time such options, rights or warrants or convertible or exchangeable securities were issued); (iv) the dividend or other distribution to holders of Common Stock, or of a class or series of capital stock convertible into or exchangeable or exercisable for Common Stock, generally of evidences of indebtedness of the Company or assets (including securities, but excluding issuances, dividends and distributions referred to above, dividends and distributions in connection with the liquidation, dissolution or winding up of the Company and distributions of cash referred to below); and (v) distributions of cash (other than in connection with the liquidation or dissolution of the Company) to holders of Common Stock, or of a class or series of capital stock convertible into or exchangeable or exercisable for Common Stock, generally to the extent the amount of such cash, combined with all such cash distributions made within the preceding 12 months with respect to which no adjustment has been made exceeds 10% of the Company's market capitalization (being the product of the current market price of the Common Stock multiplied by the number of shares of Common Stock then outstanding) on the record date for such distribution.

     Notwithstanding the foregoing, (a) if the options, rights or warrants or convertible or exchangeable securities described in clause (iii) of the preceding paragraph are exercisable only upon the occurrence of certain triggering events, then the Conversion Price will not be adjusted until such triggering events occur and (b) if such options, rights or warrants or convertible or exchangeable securities expire unexercised, the Conversion Price will be readjusted to take into account only the actual number of such options, rights or warrants or convertible or exchangeable securities which were exercised. In addition, the provisions of the preceding paragraph will not apply to the issuance of Common Stock or the issuance or exercise of options to purchase Common Stock under any stock-based employee compensation plan now existing or hereafter adopted.

     No adjustment will be made to the Conversion Price until cumulative adjustments to the Conversion Price amount to at least 1% of the Conversion Price, as last adjusted. Except as stated above, the Conversion Price will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock or carrying the right to purchase any of the foregoing, or the payment of dividends on the Common Stock. The Company from time to time may reduce the Conversion Price if the Board of Directors of the Company has made a determination that such reduction would be in the best interests of the Company, which determination shall be conclusive.

     In the event of (i) any reclassification or change of the Common Stock or
(ii) a consolidation, merger or combination to which the Company is a party or a sale or conveyance to another entity of the property and assets of the Company as an entirety or substantially as an entirety, in each case as a result of which holders of Common Stock will be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for such Common Stock, each Holder will have the right thereafter to convert such Holder's Notes into the kind and amount of shares of stock, other securities or other property or assets which the Holder would have owned or have been entitled to receive immediately upon such consolidation, merger, combination, sale or conveyance had such Note been converted into Common Stock immediately prior to the effective date of such reclassification, change, consolidation, merger, combination, sale or conveyance. Certain of the foregoing events may also constitute or result in a Change of Control requiring the Company to offer to repurchase the Notes. See "--Repurchase at the Option of Holders Upon Change of Control."

     In the event of a taxable distribution to holders of Common Stock or in certain other circumstances requiring Conversion Price adjustments, a Holder of Notes may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of Common Stock. See "Certain Federal Income Tax Considerations--Constructive Distributions."

     Fractional shares of Common Stock will not be issued upon conversion. A person otherwise entitled to a fractional share of Common Stock upon conversion will receive cash equal to the equivalent fraction of the current market price of a share of Common Stock on the business day prior to conversion.

     Except as provided below, a Holder who surrenders a Note (or portion thereof) between the close of business on a Regular Record Date and the next Interest Payment Date will receive interest on such Interest Payment Date with respect to the Note (or portion thereof) so converted through such Interest
Payment Date. If, however, such Regular Record Date is on or after      , 2000,
any Note surrendered for conversion between the Regular Record Date and the related Interest Payment Date must be accompanied by a payment equal to the interest on such Note (or portion thereof converted) payable by the Company on such Interest Payment Date, which payment will be returned to such Holder if the Company defaults in the payment of such interest. Except as otherwise provided, no payment of interest on converted Notes will be payable by the Company on any Interest Payment Date subsequent to the date of conversion, and no adjustment will be made upon conversion of any Note for interest accrued thereon or dividends paid on Common Stock issued.

OPTIONAL REDEMPTION BY THE COMPANY

     The Notes are not redeemable at the option of the Company prior to      ,
2000. Thereafter, the Notes will be redeemable, in whole or from time to time in part, upon not less than 30 days' nor more than 60 days' prior notice of redemption to each Holder at such Holder's last address as it appears in the Note Register, at the redemption prices established for the Notes, together with accrued but unpaid interest, if any, to the date fixed for redemption. The redemption prices for the Notes (expressed as percentages of principal amount) are as follows:

FOR THE 12 MONTHS AFTER       PERCENTAGE
---------------------------   ------------
2000  .....................         %
2001  .....................         %
2002  .....................         %
2003 and thereafter  ......         %

     If less than all the Notes are to be redeemed, the Trustee will select the Notes to be redeemed in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, by lot or by such method that complies with applicable legal requirements and that the Trustee considers fair and appropriate. The Trustee may select for redemption portions of the principal amount of Notes that have a denomination larger than $1,000. Notes and portions thereof will be redeemed in the amount of $1,000 or integral multiples of $1,000. The Trustee will make the selection from Notes outstanding and not previously called for redemption.

REPURCHASE AT THE OPTION OF HOLDERS UPON CHANGE OF CONTROL

     If a Change of Control occurs, the Company will offer to repurchase each Holder's Notes pursuant to an offer (the "Change of Control Offer") at a purchase price equal to 100% of the principal amount of such Holder's Notes, plus accrued but unpaid interest, if any, to the date of purchase.

     A "Change of Control" means the occurrence of any of the following events after the date of the Indenture: (i) any person or group (within the meaning of Section 13(d) or 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) becomes the direct or indirect beneficial owner of shares of capital stock of the Company representing greater than 50% of the combined voting power of all outstanding shares of capital stock of the Company entitled to vote in the election of directors under ordinary circumstances; (ii) subject to certain exceptions, the Company consolidates with or merges into any other entity and the outstanding Common Stock is changed or exchanged as a result;
(iii) the Company conveys, transfers or leases all or substantially all of its assets to any other entity; (iv) at any time Continuing Directors do not constitute a majority of the Board of Directors of the Company; or (v) on any day (a "Calculation Date") the Company makes any distribution or distributions of cash, property or securities (other than regular quarterly dividends, Common Stock, preferred stock which is substantially equivalent to Common Stock or rights to acquire Common Stock or preferred stock which is substantially equivalent to Common Stock) to holders of Common Stock, or the Company or any of its subsidiaries purchases or otherwise acquires Common Stock, and the sum of the fair market value of such distribution or purchase on the Calculation Date, plus the fair market value, when made of all other such distributions and purchases which have occurred during the 12 month period ending on the Calculation Date, in each case expressed as a percentage of the aggregate market price of all of the shares of Common Stock outstanding at the close of business on the last day prior to the date of each such distribution or purchase, exceeds 50%. "Continuing Director" means at any date a member of the Company's Board of Directors (i) who is a member of such Board on the date of the Indenture or (ii) who was nominated or elected by at least two-thirds of the directors who were Continuing Directors at the time of such nomination or election or whose election to the Company's Board of Directors was recommended or endorsed by at least two-thirds of the directors who were Continuing Directors at the time of such election. Under this definition, if the present Board of Directors of the Company were to approve a new director or directors and then resign, no Change of Control would occur even though the present Board of Directors would thereafter cease to be in office.

     Within 30 days after any Change of Control, unless the Company has previously given a notice of optional redemption by the Company of all of the Notes, the Company will give a notice of the Change of Control Offer to each Holder at such Holder's last address as it appears on the Note Register which will include: (i) a statement that a Change of Control has occurred and that the Company is offering to repurchase all of such Holder's Notes; (ii) a brief description of such Change of Control; (iii) the repurchase price (the "Change of Control Payment"); (iv) the expiration date of the Change of Control Offer, which must be no earlier than 30 days nor later than 60 days from the date such notice is given; (v) the date such purchase will be effected, which must be no later than 30 days after the expiration date of the Change of Control Offer;
(vi) a statement that unless the Company defaults in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest after the Change of Control Payment Date; (vii) the Conversion Price; (viii) the name and address of the paying agent and conversion agent; (ix) a statement that Notes must be surrendered to the paying agent to collect the Change of Control Payment; and (x) any other information required by applicable law and any other procedures that a Holder must follow in order to have such Notes repurchased.

     In the event the Company is required to make a Change of Control Offer, the Company will comply with any applicable securities laws and regulations, including, to the extent applicable, Section 14(e) of, and Rule 14e-1 and any other tender offer rules under, the Exchange Act which may then be applicable in connection with any offer by the Company to purchase Notes at the option of Holders.

     The Company, could, in the future, enter into certain transactions, including certain recapitalizations of the Company, that would not constitute a Change of Control, but that would increase the amount of Senior Indebtedness (or any other indebtedness) outstanding at such time. The incurrence of significant amounts of additional indebtedness could have an adverse effect on the Company's ability to service its indebtedness, including the Notes. If a Change of Control were to occur, there can be no assurance that the Company would have sufficient funds at the time of such event to pay the Change of Control Payment for all Notes tendered by Holders.

     Certain of the Company's existing and future agreements relating to its indebtedness could prohibit the purchase by the Company of the Notes pursuant to the tender by Holders pursuant to a Change of Control Offer. Depending on the financial circumstances of the Company, such purchase by the Company could cause a breach of certain covenants contained in such agreements. A default by the Company on its obligation to pay the Change of Control Payment could, pursuant to cross-default provisions, result in acceleration of the payment of other indebtedness of the Company outstanding at that time. See "--Subordination."

SUBORDINATION

     The payment of principal of and premium, if any, and interest on the Notes will be, to the extent set forth in the Indenture, subordinated in right of payment to the prior payment in full of all Senior Indebtedness (as defined). Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors or marshalling of assets, whether voluntary, involuntary or in receivership, bankruptcy, insolvency or similar proceedings, the holders of all Senior Indebtedness will first be entitled to receive payment in full of all amounts due or to become due thereon before Holders will be entitled to receive any payment on account of principal of and premium, if any, and interest on the Notes or on account of any other monetary claims under or with respect to the Notes, and before the Company may acquire any Notes for cash, property, assets or securities. No payments on account of principal of and premium, if any, and interest on the Notes may be made if at the time thereof: (i) there exists a default in the payment of all or any portion of the obligations under any Senior Indebtedness or (ii) there exists a default in any covenant with respect to the Senior Indebtedness that would permit acceleration of the maturity thereof (other than as specified in clause (i) of this sentence) which has not been cured or waived and is continuing, and the Trustee and the Company receive written notice from any holder of such Senior Indebtedness stating that no payment may be made with respect to the Notes, provided that no such default will prevent any payment on, or with respect to, the Notes for more than 120 days unless the maturity of such Senior Indebtedness is accelerated.

     The Holders will be subrogated to the rights of the holders of the Senior Indebtedness to the extent of payments made on Senior Indebtedness upon any distribution of assets in any such proceedings out of the distributive share of the Notes.

     "Senior Indebtedness" means the principal of (and premium, if any) and accrued interest on (a) existing indebtedness of the Company (including indebtedness of others guaranteed by the Company) other than the Notes, which is (i) for money borrowed or (ii) evidenced by a note or similar instrument given in connection with the acquisition of any businesses, properties or assets of any kind, (b) obligations of the Company as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles and leases of property or assets made as part of any sale and leaseback transaction to which the Company is a party, (c) amendments, renewals, extensions, modifications and refundings of any such indebtedness or obligation and (d) future indebtedness of the Company described in (a) above, and amendments, renewals, extensions, modifications and refundings thereof, if the instrument creating or evidencing such future indebtedness provides that such indebtedness or obligation is senior in right of payment to the Notes. Senior Indebtedness does not include indebtedness or amounts owed (except to banks or other financial institutions) for compensation to employees, or for goods or materials purchased, or services utilized, in the ordinary course of business of the Company or of any other person from whom such indebtedness or amount was assumed.

     The Notes are unsecured obligations of the Company, and, accordingly, will rank pari passu with all obligations of the Company that arise by operation of law or are imposed by any judicial or governmental authority. The Notes are obligations exclusively of the Company, and accordingly, will be effectively subordinated to all indebtedness and other liabilities and commitments (including trade payables and lease obligations) of its Subsidiaries. The right of the Company, and, therefore, the right of creditors of the Company (including Holders) to receive assets of any such Subsidiary upon the liquidation or reorganization of such Subsidiary or otherwise, as a practical matter, will be effectively subordinated to the claims of such Subsidiary's creditors, except to the extent the Company is itself recognized as a creditor of such Subsidiary or such other creditors have agreed to subordinate their claims to the payment of the Notes, in which case the claims of the Company would still be subordinate to any secured claim on the assets of such Subsidiary and any indebtedness of such Subsidiary senior to that held by the Company.

     At October 31, 1997, after giving effect to this offering and the application of the net proceeds therefrom, the Company's subsidiaries would have had approximately $11 million of outstanding indebtedness, of which approximately $6 million is guaranteed by the Company and constitutes Senior Indebtedness. The Company expects from time to time to incur additional indebtedness constituting Senior Indebtedness.

LIMITATION ON DIVIDEND RESTRICTIONS AFFECTING SUBSIDIARIES

     The Company may not, and may not permit any of its Subsidiaries to, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction of any kind on the ability of any subsidiary to (a) pay to the Company dividends or make to the Company any other distribution of its capital stock, (b) pay any debt owed to the Company or any other subsidiary, (c) make loans or advances to the Company or any other subsidiary, or (d) transfer any of its property or assets to the Company or any other subsidiary, other than such encumbrances or restrictions existing or created under or by reason of (i) applicable laws, (ii) the Indenture, (iii) covenants or restrictions contained in any instrument governing debt of the Company or any of the subsidiaries existing on the date of the Indenture or thereafter, (iv) customary provisions restricting subletting, assignment and transfer of any lease governing a leasehold interest of the Company or any of the subsidiaries or in any license or other agreement entered into in the ordinary course of business, (v) any agreement governing debt of a person acquired by the Company or any of the subsidiaries in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrances or restrictions are not applicable to any person, or the property or assets of any person, other than the person, or the property or assets of the person, so acquired, or (vi) any restrictions with respect to a subsidiary imposed pursuant to an agreement entered into in accordance with the terms of the Indenture for the sale or disposition of capital stock or property or assets of such subsidiary, pending the closing of such sale of disposition.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Company may not, without the consent of the Holders of a majority in aggregate principal amount of Notes then outstanding, consolidate with or merge into any other entity or convey, transfer, sell or lease its assets substantially as an entirety to any entity unless: (i) either (a) the Company is the continuing corporation or (b) the entity formed by such consolidation or into which the Company is merged or the entity to which such assets are sold, leased, transferred, conveyed or disposed is organized under the laws of the United States or any state thereof or the District of Columbia and expressly assumes by supplemental indenture all obligations of the Company under the Notes and the Indenture, (ii) immediately before and immediately after giving effect to such merger, consolidation, conveyance, transfer, sale, lease or disposition no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, under the Indenture has occurred and is continuing, (iii) immediately after giving effect to such merger, consolidation, conveyance, transfer, sale, lease or disposition, the Notes and the Indenture, as supplemented, will be valid and enforceable obligations of the Company or such successor and (iv) the Company has delivered to the Trustee an Officer's Certificate and an opinion of counsel, each stating that such merger, consolidation, conveyance, transfer, sale, lease or disposition and such supplemental indenture comply with the applicable provisions of the Indenture.

EVENTS OF DEFAULT

     The following will be Events of Default under the Indenture: (a) failure to pay principal or premium or repurchase price, if any, of any Note when due and payable, whether at maturity, upon redemption, upon a Change of Control Offer or otherwise, whether or not such payment is prohibited by the subordination provisions of the Indenture; (b) failure to pay any interest on any Note when due, which failure continues for 30 days, whether or not such payment is prohibited by the subordination provisions of the Indenture; (c) failure to perform the other covenants of the Company in the Indenture, which failure continues for 90 days after written notice as provided in the Indenture; (d) failure to pay when due principal of, or acceleration of, any indebtedness for money borrowed by the Company or any of its Subsidiaries in excess of $5.0 million, individually or in the aggregate, if such indebtedness is not discharged, or such acceleration is not annulled, within 10 days after written notice as provided in the Indenture; and (e) certain events of bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary (as defined in the Indenture). Subject to the provisions of the Indenture relating to the duties of the Trustee in case of the occurrence of an Event of Default, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any Holders, unless such Holders have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, Holders of a majority in aggregate principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

     If an Event of Default occurs and is continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the then outstanding Notes by notice to the Company and Trustee may declare the unpaid principal and premium, if any, of and interest on all outstanding Notes due and payable; provided, however, that if an Event of Default under clause (e) above occurs, all unpaid principal and premium, if any, of and interest on all outstanding Notes will automatically become due and payable without any declaration or other act on the part of the Trustee or any Holders. After such acceleration, but before a judgment or decree based on acceleration, Holders of a majority in aggregate principal amount of the then outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal, have been cured or waived as provided in the Indenture. For information as to waiver of defaults, see "--Modifications, Amendments and Waivers."

     No Holder of any Note will have any right to institute any proceeding with respect to the Indenture or for the appointment of a receiver or trustee or for any other remedy thereunder unless (i) such Holder has previously given to the Trustee written notice of a continuing Event of Default, (ii) Holders of at least 25% in aggregate principal amount of the then outstanding Notes have made written request and offered satisfactory indemnity to the Trustee to institute such proceeding as Trustee, (iii) the Trustee failed to institute such proceeding within 60 days after the receipt of such request and offer of indemnity and (iv) during such 60-day period, no direction inconsistent with such request is given to the Trustee by the Holders of a majority in aggregate principal amount of the then outstanding Notes.

MODIFICATIONS, AMENDMENTS AND WAIVERS

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the then outstanding Notes held by persons other than affiliates of the Company; provided however that no such modification or amendment may, without the consent of the Holder of each outstanding Note affected thereby, (i) change the stated maturity of, or any installment of interest on, or waive a default in the payment of principal, premium, if any, or interest on, any Note, (ii) reduce the principal amount of any Note or reduce the rate or extend the time of payment of interest on any Note, (iii) increase the Conversion Price (other than in connection with a reverse stock split as provided in the Indenture), (iv) change the currency of payment of principal or premium or repurchase price, if any, of or interest on, any Note,
(v) impair the right to institute suit for the enforcement of any payment on or with respect to any Note, (vi) adversely affect the right to exchange or convert Notes, (vii) reduce the vote of Holders necessary to waive certain defaults or compliance with certain provisions of the Indenture, consent to any merger, consolidation or conveyance, sale, transfer or lease of assets, or modify or amend the Indenture, (viii) modify the provisions of the Indenture with respect to the subordination of the Notes in a manner adverse to the Holders, (ix) except as permitted by the Indenture, consent to the assignment or transfer by the Company of any of its rights and obligations thereunder or
(x) modify the provisions of the Indenture with respect to the obligations of the Company to repurchase Notes in a manner adverse to the Holders.

     Holders of a majority in aggregate principal amount of the then outstanding Notes held by persons other than affiliates of the Company may, on behalf of all Holders, waive any past default under the Indenture or Event of Default, except a default in the payment of principal or premium or repurchase price, if any, of or interest on any of the Notes or a provision which under the Indenture cannot be amended without the consent of the Holder of each outstanding Note.

     Amendments and supplements of the Indenture may be made by the Company and the Trustee without the consent of any Holder, in part, to: (i) cure any ambiguity, defect or inconsistency (which does not adversely affect the rights of any Holder); (ii) comply with the restriction on mergers, consolidations, and asset sales or with the provisions relating to conversion upon such events;
(iii) add to the covenants of the Company further covenants, restrictions, conditions or provisions for the protection of the Holders; (iv) make any change that does not adversely affect the rights of any Holder under the Indenture; (v) comply with requirements of the Securities and Exchange Commission in order to effect or maintain qualification of the Indenture under the Trust Indenture Act; or (vi) to change the place of payment of principal or premium or repurchase price, if any, of or interest on the Notes other than within the 48 contiguous states of the United States.

GOVERNING LAW

     The Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to such State's conflict of law principles.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of a Note and of Common Stock into which the Note may be converted. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing, temporary and proposed Treasury Regulations, administrative pronouncements and judicial decisions now in effect, all of which are subject to change, possibly retroactively. This summary deals only with a Holder that will hold the Note and the Common Stock into which the Note may be converted as a "capital asset" (within the meaning of section 1221 of the Code) and that is (i) a citizen or resident of the United States, (ii) a domestic corporation or (iii) otherwise subject to U.S. federal income taxation on a net income basis in respect of the Note or Common Stock. This summary does not purport to be a complete analysis of all the potential tax considerations relevant to a particular investor and does not address tax considerations applicable to an investor that may be subject to special tax rules, like a bank, tax-exempt organization, insurance company, dealer in securities or currencies, or a person that will hold a Note or Common Stock as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes. This summary discusses the tax considerations applicable to the initial purchaser of a Note who purchases the Note at an original "issue price" (as defined in section 1273 of the Code) equal to the stated principal amount of the Note. The Company has not sought any ruling from the Internal Revenue Service (the "IRS") with respect to the statements made in this summary, and there can be no assurance that the IRS will agree with these statements.

     A PROSPECTIVE INVESTOR CONSIDERING THE PURCHASE OF A NOTE SHOULD CONSULT HIS OWN TAX ADVISER WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL TAX LAWS TO HIS PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

PAYMENT OF INTEREST

     Interest on a Note generally will be includable in the income of a Holder as ordinary income at the time the interest is received or accrued in accordance with the Holder's method of accounting for U. S. federal income tax purposes.

SALE, EXCHANGE OR REDEMPTION OF THE NOTES

     Upon a sale, exchange or redemption of a Note, a Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received (except to the extent attributable to accrued interest income not previously included in income, which will be taxable as ordinary income) and (ii) the Holder's adjusted tax basis in the Note. A Holder's adjusted tax basis in a Note generally will equal the Holder's cost for the Note. Capital gain or loss will be long-term capital gain or loss depending upon the Holder's holding period in the Note at the time of sale, exchange or redemption. Capital gain recognized by certain noncorporate Holders may be taxed at preferential rates that will vary depending on whether the Note has been held for more than one year or 18 months on the date of disposition.

CONSTRUCTIVE DISTRIBUTIONS

     If at any time (i) the Company distributes cash or property to its shareholders or purchases Common Stock, and the distribution or purchase is taxable as a dividend to those shareholders for U.S. federal income tax purposes (e.g., a distribution of cash, evidences of indebtedness or other assets of the Company, but generally not a distribution of stock or rights to subscribe for stock paid on Common Stock) and pursuant to either the anti-dilution provision of the Indenture or at the discretion of the Company the Conversion Price of the Notes is decreased or (ii) under any other circumstances, pursuant to the anti-dilution provision of the Indenture or at the discretion of the Company the Conversion Price of the Notes is decreased, the decrease in Conversion Price may be treated as a constructive distribution to Holders of Notes (pursuant to section 305 of the Code). A constructive distribution will be taxable as a dividend, return of capital or capital gain in accordance with the earnings and profits rules discussed under "--Dividends." A Holder of a Note therefore could have taxable income as a result of an event pursuant to which he receives no cash or property. Moreover, if there is not a full adjustment to the Conversion Price of the Notes to reflect a stock dividend or other event increasing the proportionate interest of the holders of the Common Stock in the assets or earnings and profits of the Company, then that increase in the proportionate interest of the holders of Common Stock generally will be treated as a constructive distribution to them similarly taxable in accordance with the earnings and profits rules discussed under "--Dividends."

CONVERSION OF THE NOTES

     A Holder of a Note generally will not recognize any income, gain or loss upon conversion of a Note into shares of Common Stock except with respect to the receipt of either cash in lieu of a fractional share of Common Stock or cash or Common Stock attributable to accrued interest on the converted Note. A Holder's tax basis in the Common Stock received on conversion of a Note will be the same as the Holder's adjusted tax basis in the Note at the time of conversion (reduced by any basis allocable to a fractional share interest). The holding period for the shares of Common Stock received on conversion generally will include the holding period of the Note converted.

     Cash received in lieu of a fractional share of Common Stock upon conversion of a Note will be treated as a payment in exchange for the fractional share and generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the Holder's adjusted tax basis in the fractional share).

DIVIDENDS

     A cash distribution paid on Common Stock will be treated as a dividend, taxable as ordinary income to the Holders, to the extent of the Company's current and accumulated earnings and profits. To the extent a distribution on Common Stock exceeds the Company's current and accumulated earnings and profits, a Holder will treat the distribution on each share of Common Stock as a nontaxable reduction in the Holder's basis in that share to the extent thereof and thereafter as capital gain. A dividend paid to a Holder that is a U.S. corporation may qualify for a dividends received deduction.

SALE OF COMMON STOCK

     Upon a sale or exchange of Common Stock, a Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received and (ii) the Holder's adjusted tax basis in the Common Stock. That capital gain or loss will be long-term capital gain or loss depending upon the Holder's holding period in the Common Stock at the time of sale, exchange or redemption. Capital gain recognized by certain noncorporate Holders may be taxed at preferential rates that will vary depending on whether the Common Stock has been held for more than one year or 18 months on the date of disposition. A Holder's basis and holding period in Common Stock received upon conversion of a Note are determined as discussed above under "Conversion of the Notes."

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     In general, information reporting requirements will apply to payments to certain noncorporate Holders of principal of, premium, if any, and interest on a Note, payments of dividends on Common Stock and payments of the proceeds of a sale of a Note or Common Stock. A 31% backup withholding tax may apply to any of those payments if the Holder (i) fails to furnish or certify his correct taxpayer identification number to the payor in the manner required, (ii) is notified by the IRS that he has failed to report payments of interest or dividends properly or (iii) under certain circumstances fails to certify that he has not been notified by the IRS that he is subject to backup withholding for failure to report interest or dividend payments. A Holder of a Note or Common Stock who does not provide the Company with his or her correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules from a payment to a Holder will be allowed as a credit against the Holder's U.S. federal income tax and may entitle the Holder to a refund provided the required information is furnished to the IRS.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The Company is authorized to issue 20,000,000 shares of Common Stock, par value $.01 per share, 10,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock") and 50,000 shares of Series A Junior Participating Preferred Stock (the "Series A Preferred Stock"). As of October 31, 1997, 5,522,329 shares of Common Stock were outstanding and such shares were held by approximately 1,265 holders of record. None of the Preferred Stock nor the Series A Preferred Stock are outstanding.

     The following descriptions of the Common Stock, the Preferred Stock and the Series A Preferred are based on the Company's Articles and Bylaws and applicable Florida law.

COMMON STOCK

     Each holder of Common Stock is entitled to one vote for each share owned of record on all matters presented to the shareholders. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all debts and liabilities of the Company and the liquidation preference of any outstanding Preferred Stock. The Common Stock has no preemptive rights, no cumulative voting rights and no redemption, sinking fund or conversion provisions. Currently, 1,742,919 shares of Common Stock are reserved for issuance under the Company's option plans.

     Holders of Common Stock are entitled to receive dividends if, as and when declared by the Board out of funds legally available therefor, subject to the dividend and liquidation rights of any Preferred Stock that may be issued and outstanding and subject to any dividend restrictions in the Company's credit facilities. No dividends or other distributions (including redemptions or repurchases of shares of capital stock) may be made if after giving effect to any such dividends or distributions, the Company would not be able to pay its debts as they become due in the usual course of business or the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed at the time of a liquidation to satisfy the preferential rights of any holders of Preferred Stock.

     The transfer agent and registrar for the Common Stock is Chase Mellon Securities Services, Seattle, Washington.

PREFERRED STOCK AND SERIES A PREFERRED STOCK

     The Board of Directors of the Company is authorized, without further shareholder action, to designate and issue from time to time one or more series of Preferred Stock, including the Series A Preferred Stock. The Board of Directors may fix and determine the designations, preferences and relative rights and qualifications, limitations or restrictions of any series of Preferred Stock so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. Because the Board of Directors has the power to establish the preferences and rights of each series of Preferred Stock, it may afford the holders of any series of Preferred Stock preferences and rights, voting or otherwise, senior to the rights of holders of Common Stock. Holders of the Series A Preferred Stock shall be entitled to receive (i) distributions or cash dividends in an amount per share equal to 100 times the aggregate per share amount of all cash dividends declared or paid on the Common Stock, (ii) a preferential stock dividend, and (iii) in certain circumstances to 100 votes per share. As of the date of this Prospectus, the Board of Directors has not issued any Preferred Stock or Series A Preferred Stock, and has no plans to issue any shares of Preferred Stock or Series A Preferred Stock.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF FLORIDA LAW AND THE COMPANY'S ARTICLES OF INCORPORATION AND BYLAWS

     Certain provisions of the Articles and Bylaws of the Company and Florida law summarized in the following paragraphs may be deemed to have an anti-takeover effect and may discourage, delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

     SPECIAL MEETING OF SHAREHOLDERS. The Bylaws provide that special meetings of shareholders of the Company may be called only by the Company's Chairman of the Board, the President of the Company or by a majority of the Board. This provision could make it more difficult for shareholders to take actions opposed by the Board.

     PREFERRED STOCK PURCHASE RIGHTS PLAN. In November 1993, the Company declared a distribution of the Rights for each outstanding share of Common Stock. Such Rights trade with the Common Stock and are not exercisable or transferable apart from the Common Stock until a person or group acquires 15% or more of the outstanding Common Stock or commence or announce an intention to commence a tender offer for 30% or more of the outstanding Common Stock. The Rights shall expire on November 2, 2003 and have certain anti-takeover effects that will cause substantial dilution to a person or a group who attempts to acquire the Company on terms not approved by the Board or who acquires 15% or more of the outstanding Common Stock without approval of the Board.

     AUTHORIZED BUT UNISSUED SHARES. Subject to the applicable requirements of the American Stock Exchange, the authorized but unissued shares of Common Stock, Preferred Stock and Series A Preferred Stock are available for future issuance without shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions or employee benefit plans. The existence of authorized but unissued and unreserved Common Stock. Preferred S and Series A Preferred Stock may enable the Board to issue shares to persons friendly to current management which could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of the Company's management.

     CERTAIN FLORIDA LEGISLATION. The State of Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in excess of certain specified thresholds will not possess any voting rights unless such voting rights are approved by a majority of a corporation's disinterested shareholders. The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates). Florida law and the Company's Articles also authorize the Company to indemnify the Company's directors, officers, employees and agents under certain circumstances and presently limit the personal liability of corporate directors for monetary damages, except where the directors (i) breach their fiduciary duties and (ii) such breach constitutes or includes certain violations of criminal law, a transaction from which the directors derived an improper personal benefit, certain unlawful distributions or certain other reckless, wanton or willful acts or misconduct. The Company may also indemnify any person who was or is a party to any proceeding by reason of the fact that he is or was a director, officer, employee or agent of such corporation (or is or was serving at the request of such corporation in such a position for another entity) against liability to be in the best interests of such corporation and, with respect to criminal proceedings, had no reasonable cause to believe his conduct was unlawful.

                                  UNDERWRITING

     Subject to the terms and conditions of an underwriting agreement (the "Underwriting Agreement") among the Company and the Underwriters named below (the "Underwriters"), the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters have severally agreed to purchase from the Company, the principal amount of Notes set forth opposite its name below.

UNDERWRITER                                 AMOUNT OF NOTES
-----------------------------------------   -----------------
Forum Capital Markets L.P.   ............      $
Raymond James & Associates, Inc.   ......
Southeast Research Partners, Inc.  ......

                                               -----------
 Total  .................................      $75,000,000
                                               ===========

     The Underwriting Agreement provides that the obligations of the Underwriters to purchase the Notes are subject to certain conditions. The Underwriters are committed to purchase all of such Notes if any of such Notes are purchased.

     The Company has been advised by the Underwriters that the Underwriters propose to offer the Notes to the public initially at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such
price less a concession not in excess of      % of the principal amount of the
Notes. The Underwriters may allow, and such dealers may reallow, a concession
not in excess of      % of the principal amount of Notes to other dealers.
After this offering, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the Underwriters.

     The Company has granted to the Underwriters an option, expiring 30 days from the date of this Prospectus, to purchase from the Company up to an aggregate of $11,250,000 additional principal amount of Notes at the public offering price less the underwriting discount set forth on the cover page of this Prospectus solely to cover over-allotments, if any. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof that the principal amount of the Notes to be purchased by each of them shown in the above table bears to the aggregate principal amount of the Notes offered hereby.

     The Notes will not be listed on any securities exchange or the Nasdaq National Market. The Underwriters have advised the Company that they intend to make a market in the Notes. The Underwriters are not obligated, however, to make a market in the Notes, and any such market making may be discontinued at any time at the sole discretion of the Underwriters without notice.

     The Company has agreed to indemnify the Underwriters against certain liabilities under the Securities Act, and to contribute to certain payments that the Underwriters may be required to make in respect thereof.

     In connection with this Offering, certain Underwriters and their respective affiliates may engage in transactions that stabilize, maintain, or otherwise affect the market price of the Notes or the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Securities Exchange Act of 1934, as amended, pursuant to which such persons may bid for or purchase Notes or the Common Stock for the purpose of stabilizing their market price. The Underwriters also may create a short position for their respective accounts by selling more Notes in connection with this Offering than they are committed to purchase from the Issuer, and in such case may purchase Notes in the open market following completion of this Offering to cover all or a portion of such short position. In addition, Forum Capital Markets L.P., on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements between the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in this Offering) for the account of the Underwriters, the selling concession with respect to Notes that are distributed in this Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Notes or the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph are required, and, if they are undertaken, they may be discontinued at any time.

     The Underwriters have in the past performed, and may in the future perform, investment banking or financial advisory services for the Company. In September 1997, Forum Capital Markets L.P. purchased the Convertible Note for its stated par value from the Company.

                                 LEGAL MATTERS

     Certain legal matters in connection with the offering and sale of the Notes will be passed upon for the Company by Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A., Miami, Florida. The validity of the Notes will be passed upon for the Underwriters by Paul, Hastings, Janofsky & Walker LLP, New York, New York.

                                    EXPERTS

     The financial statements included and incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended October 31, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is included and incorporated herein by reference, and have been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of Northwings as of and for the year ended December 31, 1996 incorporated herein by reference have been audited by De La Osa & Associates, P.A., independent auditors, as set forth in their report with respect thereto, and are incorporated herein in reliance upon the authority of such firm as experts in accounting and auditing.

     The financial statements of Trilectron as of and for the years ended December 31, 1995 and 1994 incorporated herein by reference, have been audited by Kerkering, Barberio & Co., independent auditors, as set forth in their report with respect thereto, and are incorporated herein in reliance upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements and other information filed by the Company may be inspected and copies may be obtained (at prescribed rates) at the Commission's Public Reference Section, 450 5th Street, N.W., Washington, D.C. 20549, as well as the following Regional Offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York

10048 and at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained by mail from the Public Reference Section, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington D.C. 20549, upon payment of prescribed rates. In addition, electronically filed documents, including reports, proxy and information statements and other information regarding the Company, can be obtained from the Commission's Web site at: http://www.sec.gov. The Company's Common Stock is traded on the American Stock Exchange, and reports, proxy statements and other information concerning the Company can also be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, D.C. 20006.

     The Company has filed a Registration Statement on Form S-3 under the Securities Act with respect to the Notes offered hereby (the "Registration Statement"). This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock offered hereby, reference is made to the Registration Statement and the exhibits, schedules and reports filed as part thereof. Statements contained in the Prospectus with respect to the contents of any contract or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each such instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement. Each such statement is qualified in all respects by such reference to such exhibit. Copies of all or any part of the Registration Statement, including the documents incorporated by reference therein or exhibits thereto, may be obtained upon payment of the prescribed rates at the offices of the Commission set forth above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act are hereby incorporated by reference in this Prospectus:

   (1) The Company's Annual Report on Form 10-K for the year ended October 31, 1996;

   (2) The Company's Quarterly Report on Form 10-Q for the three months ended January 31, for the six months ended April 30, and for the nine months ended July 31, 1997;

   (3) The description of the Common Stock contained in the Company's Registration Statement on Form 8-A; and

   (4) The Company's Current Reports on Form 8-K, dated September 16, 1996 and on Form 8-K, dated September 16, 1997.

     All documents filed by the Company pursuant to sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Notes shall be deemed to be incorporated by reference in this Prospectus. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus (excluding exhibits unless such exhibits are specifically incorporated by reference into such documents). Please direct such requests to the Chief Financial Officer, HEICO Corporation, 3000 Taft Street, Hollywood, Florida, 33021, telephone number (954) 987-4000.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)
Introductory Note    ...................................................    F-2
Pro Forma Consolidated Condensed Balance Sheet as of July 31, 1997 ... F-3 Pro Forma Consolidated Condensed Statement of Operations
 for the nine months ended July 31, 1997  ..............................    F-4
Pro Forma Consolidated Condensed Statement of Operations
 for the year ended October 31, 1996   .................................    F-5
Notes to Pro Forma Consolidated Condensed Financial Statements    ......    F-6

HISTORICAL FINANCIAL STATEMENTS
Independent Auditors' Report  ..........................................   F-10
Consolidated Balance Sheets as of October 31, 1995 and 1996    .........   F-11
Consolidated Statements of Operations
 for the years ended October 31, 1994, 1995 and 1996  ..................   F-13
Consolidated Statements of Shareholders' Equity
 for the years ended October 31, 1994, 1995 and 1996  ..................   F-14
Consolidated Statements of Cash Flows
 for the years ended October 31, 1994, 1995 and 1996  ..................   F-15
Notes to Consolidated Financial Statements   ...........................   F-16
Consolidated Condensed Balance Sheet
 as of July 31, 1997 (Unaudited)    ....................................   F-32
Consolidated Condensed Statements of Operations
 for the nine months ended July 31, 1996 and 1997 (Unaudited)  .........   F-33
Consolidated Condensed Statements of Cash Flows
 for the nine months ended July 31, 1996 and 1997 (Unaudited)  .........   F-34
Notes to Consolidated Condensed Financial Statements (Unaudited)  ......   F-35

                      HEICO CORPORATION AND SUBSIDIARIES

                        INTRODUCTORY NOTE TO UNAUDITED
             PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

The following unaudited pro forma consolidated condensed balance sheet and statements of operations utilize the historical financial condition and results of operations of HEICO Corporation and subsidiaries (the "Company") as of July 31, 1997, and for the nine months then ended and for the year ended October 31, 1996. The unaudited pro forma consolidated condensed financial statements have been prepared on the basis summarized below:

/bullet/ The unaudited pro forma consolidated condensed balance sheet as of July 31, 1997, assumes that the Company's acquisition of Northwings Accessories Corporation and the sale of a 20% minority interest in the Company's Flight Support Group to Lufthansa Technik AG, the technical services subsidiary of Lufthansa German Airlines ("Lufthansa"), had been consummated as of that date.

/bullet/ The unaudited pro forma consolidated condensed statement of operations for the nine months ended July 31, 1997, assumes that the Company's acquisition of Northwings Accessories Corporation and the sale of a 20% minority interest in the Company's Flight Support Group to Lufthansa had been consummated as of November 1, 1995.

/bullet/ The unaudited pro forma consolidated condensed statement of operations for the year ended October 31, 1996, assumes that the Company's acquisition of Trilectron Industries, Inc., its acquisition of Northwings Accessories Corporation and the sale of a 20% minority interest in the Company's Flight Support Group to Lufthansa had been consummated as of November 1, 1995.

The unaudited pro forma consolidated condensed financial statements referenced above do not include any future income to be received from its October 1997 strategic alliance with Lufthansa. Lufthansa invested approximately $26 million in the Flight Support Group, including $16 million to be paid to the Flight Support Group over three years pursuant to a research and development cooperation agreement which will partially fund accelerated development of additional FAA Approved Replacement Parts for jet engines. In addition, Lufthansa and the Flight Support Group have agreed to cooperate with technical services and marketing support for jet engine parts on a worldwide basis.

The unaudited pro forma consolidated condensed statements of operations are not necessarily indicative of actual operating results had the acquisitions been made at the beginning of the period presented or of future results of operations.

                      HEICO CORPORATION AND SUBSIDIARIES

                 PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET
                              AS OF JULY 31, 1997
                                  (UNAUDITED)

                                                                   NORTHWINGS
                                                    HEICO         ACCESSORIES
                                                CORPORATION(1)   CORPORATION(2)
                                               ---------------- ----------------
ASSETS
Current assets:
 Cash and cash equivalents  ..................  $  10,330,000      $  598,000
 Accounts receivable, net   ..................      8,374,000       1,702,000
 Inventories    ..............................     17,282,000         441,000
 Prepaid expenses and other current
   assets    .................................      1,582,000          14,000
 Deferred income taxes   .....................      2,062,000              --
                                                -------------      -----------
  Total current assets   .....................     39,630,000       2,755,000
Note receivable    ...........................     10,000,000              --
Property, plant and equipment, net   .........      7,734,000         399,000
Intangible assets, net   .....................      5,156,000              --
Unexpended bond proceeds    ..................      5,361,000              --
Other assets    ..............................      2,939,000           3,000
                                                -------------      -----------
  Total assets  ..............................  $  70,820,000      $3,157,000
                                                =============      ===========
LIABILITIES AND
  SHAREHOLDERS' EQUITY
Current liabilities:
 Current maturities of long-term debt   ......  $     342,000      $   55,000
 Trade accounts payable  .....................      3,780,000         168,000
 Accrued expenses and other
   current liabilities   .....................      5,622,000         165,000
 Income taxes payable    .....................        132,000         445,000
 Deferred income taxes payable    ............                         98,000
                                                -------------      -----------
  Total current liabilities    ...............      9,876,000         931,000
Long-term debt  ..............................     10,546,000         169,000
Deferred income taxes    .....................        796,000              --
Other non-current liabilities  ...............      2,290,000              --
                                                -------------      -----------
  Total liabilities   ........................     23,508,000       1,100,000
                                                -------------      -----------
Minority interest in consolidated
  subsidiary    ..............................             --              --
                                                -------------      -----------
Commitments and contingencies:
Shareholders' equity
 Preferred stock, none issued  ...............             --              --
 Common stock   ..............................         54,000         125,000
 Capital in excess of par value   ............     31,929,000              --
 Retained earnings    ........................     18,271,000       1,932,000
                                                -------------      -----------
                                                   50,254,000       2,057,000
Less: Note receivable from employee
     savings and investment plan  ............     (2,942,000)             --
                                                -------------      -----------
Total shareholders' equity  ..................     47,312,000       2,057,000
                                                -------------      -----------
Total liabilities and shareholders' equity      $  70,820,000      $3,157,000
                                                =============      ===========

                                                           PRO FORMA                     PRO FORMA
                                                          ADJUSTMENTS                     COMBINED
                                                       -----------------               -------------
ASSETS
Current assets:
 Cash and cash equivalents  ..................         $      12,580,000 (3)           $  23,508,000
 Accounts receivable, net   ..................                  (100,000)(4)               9,976,000
 Inventories    ..............................                   100,000 (4)              17,823,000
 Prepaid expenses and other current
   assets    .................................                   (54,000)(5)               1,542,000
 Deferred income taxes   .....................                    39,000 (4)               2,101,000
                                                       -----------------               -------------
  Total current assets   .....................                12,565,000                  54,950,000
Note receivable    ...........................               (10,000,000)(5)                      --
Property, plant and equipment, net   .........                        --                   8,133,000
Intangible assets, net   .....................                 8,904,000 (4)              14,060,000
Unexpended bond proceeds    ..................                        --                   5,361,000
Other assets    ..............................                        --                   2,942,000
                                                       -----------------               -------------
  Total assets  ..............................         $      11,469,000               $  85,446,000
                                                       =================               =============
LIABILITIES AND
  SHAREHOLDERS' EQUITY
Current liabilities:
 Current maturities of long-term debt   ......                        --               $     397,000
 Trade accounts payable  .....................                        --                   3,948,000
 Accrued expenses and other
   current liabilities   .....................         $          50,000 (4)               5,837,000
 Income taxes payable    .....................                        --                     577,000
 Deferred income taxes payable    ............                        --                      98,000
                                                       -----------------               -------------
  Total current liabilities    ...............                    50,000                  10,857,000
Long-term debt  ..............................                        --                  10,715,000
Deferred income taxes    .....................                        --                     796,000
Other non-current liabilities  ...............                    50,000 (4)               2,340,000
                                                       -----------------               -------------
  Total liabilities   ........................                   100,000                  24,708,000
                                                       -----------------               -------------
Minority interest in consolidated
  subsidiary    ..............................                 3,000,000 (6)              3,000,000
                                                       -----------------               -------------
Commitments and contingencies:
Shareholders' equity
 Preferred stock, none issued  ...............                        --                          --
 Common stock   ..............................                  (124,000)(7)                  55,000
 Capital in excess of par value   ............                 3,542,000 (7)              35,471,000
 Retained earnings    ........................                 4,951,000 (7)              25,154,000
                                                       -----------------               -------------
                                                               8,369,000                  60,680,000
Less: Note receivable from employee
     savings and investment plan  ............                        --                  (2,942,000)
                                                       -----------------               -------------
Total shareholders' equity  ..................                 8,369,000                  57,738,000
                                                       -----------------               -------------
Total liabilities and shareholders' equity             $      11,469,000               $  85,446,000
                                                       =================               =============

      See accompanying notes to unaudited pro forma consolidated financial statements

                      HEICO CORPORATION AND SUBSIDIARIES

            PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
                    FOR THE NINE MONTHS ENDED JULY 31, 1997
                                  (UNAUDITED)

                                                                    NORTHWINGS
                                                   HEICO           ACCESSORIES             PRO FORMA             PRO FORMA
                                               CORPORATION(1)     CORPORATION(8)          ADJUSTMENTS             COMBINED
                                               ----------------   ----------------   ---------------------     --------------
Net sales  .................................    $ 44,535,000        $ 6,410,000                                 $ 50,945,000
                                                ------------        -----------                                 ------------
Operating costs and expenses:
Cost of sales    ...........................      30,389,000         3,321,000*                                   33,710,000
Selling, general and
 administrative expenses  ..................       7,777,000         1,141,000*       $         48,000 (9)         8,966,000
                                                ------------        -----------       ----------------          ------------
Total operating costs and expenses    ......      38,166,000          4,462,000                 48,000            42,676,000
                                                ------------        -----------       ----------------          ------------
Income from operations    ..................       6,369,000          1,948,000                (48,000)            8,269,000
Interest expense    ........................        (319,000)           (20,000)                                    (339,000)
Interest and other income    ...............       1,300,000             28,000                 85,000 (10)        1,413,000
                                                ------------        -----------       ----------------          ------------
Income before income taxes
 and minority interest    ..................       7,350,000          1,956,000                 37,000             9,343,000
Income tax expense  ........................      (2,404,000)          (749,000)              (149,000)(11)       (3,302,000)
                                                ------------        -----------       ----------------          ------------
Net income before minority interest   ......       4,946,000          1,207,000               (112,000)            6,041,000
Minority interest in net income
 of subsidiary   ...........................              --                 --             (1,266,000)(12)       (1,266,000)
                                                ------------        -----------       ----------------          ------------
Net income    ..............................    $  4,946,000        $ 1,207,000       $     (1,378,000)         $  4,775,000
                                                ============        ===========       ================          ============
Net income per share   .....................    $       0.78                                                    $       0.73
                                                ============                                                    ============
Weighted average number of common
 and common equivalent
 shares outstanding    .....................       6,343,216                                   154,907 (13)        6,498,123
                                                ============                          ================          ============

----------------
* Amounts have been reclassified to conform to classifications within HEICO Corporation's Consolidated Condensed Statement of Operations.

      See accompanying notes to unaudited pro forma consolidated financial statements

                      HEICO CORPORATION AND SUBSIDIARIES

            PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED OCTOBER 31, 1996
                                  (UNAUDITED)

                                                         TRILECTRON      NORTHWINGS
                                            HEICO        INDUSTRIES,     ACCESSORIES          PRO FORMA          PRO FORMA
                                       CORPORATION(14)    INC.(15)     CORPORATION(16)       ADJUSTMENTS          COMBINED
                                      ----------------- ------------- ----------------- --------------------- ----------------
Net sales    ........................   $ 34,565,000    $13,633,000     $ 4,707,000                            $ 52,905,000
                                        ------------    -----------     -----------                            ------------
Operating costs and expenses:
Cost of sales   .....................     22,396,000    10,210,000       2,798,000*     $         18,000 (9)     35,422,000
Selling, general and
 administrative expenses    .........      7,657,000     2,071,000       1,137,000*              144,000 (9)     11,009,000
                                        ------------    -----------     -----------     ----------------       ------------
Total operating costs
 and expenses   .....................     30,053,000    12,281,000        3,935,000              162,000         46,431,000
                                        ------------    -----------     -----------     ----------------       ------------
Income from operations   ............      4,512,000     1,352,000          772,000              (162,00)         6,474,000
Interest expense   ..................       (185,000)     (108,000)         (26,000)                               (319,000)
Interest and other income   .........      1,058,000            --           26,000             (198,000)(17)       886,000
                                        ------------    -----------     -----------     ----------------       ------------
Income from continuing
 operations before taxes and
 minority interest    ...............      5,385,000     1,244,000          772,000             (360,000)         7,041,000
Income tax expense    ...............     (1,720,000)           --         (288,000)            (499,000)(11)    (2,507,000)
                                        ------------    -----------     -----------     ----------------       ------------
Net income from continuing
 operations before
 minority interest    ...............      3,665,000     1,244,000          484,000             (859,000)         4,534,000
Minority interest in net income
 of subsidiary  .....................             --            --               --           (1,041,000)(12)    (1,041,000)
                                        ------------    -----------     -----------     ----------------       ------------
Net income from
 continuing operations   ............      3,665,000     1,244,000          484,000           (1,900,000)         3,493,000
Net income from discontinued
 operations  ........................        963,000            --               --                   --            963,000
Gain on sale of health care
 operations  ........................      5,264,000            --               --                   --          5,264,000
                                        ------------    -----------     -----------     ----------------       ------------
Net income   ........................   $  9,892,000    $1,244,000      $   484,000     $     (1,900,000)      $  9,720,000
                                        ============    ===========     ===========     ================       ============
Net income per share:
From continuing operations  .........   $       0.62                                                           $       0.57
From discontinued operations   ......           0.17                                                                   0.16
From gain on sale of health
 care operations   ..................           0.89                                                                   0.87
                                        ------------                                                           ------------
Net income per share  ...............   $       1.68                                                           $       1.60
                                        ============                                                           ============
Weighted average number
 of common and
 common equivalent
 shares outstanding   ...............      5,903,151                                             154,907 (13)     6,058,058
                                        ============                                    ================       ============

----------------
* Amounts have been reclassified to conform to classifications within HEICO Corporation's Consolidated Condensed Statement of Operations.

See accompanying notes to unaudited pro forma consolidated financial statements

                      HEICO CORPORATION AND SUBSIDIARIES

                         NOTES TO UNAUDITED PRO FORMA
                  CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

(1) As reported as of and for the nine-month period ended July 31, 1997.

(2) Represents Northwings' balance sheet as of June 30, 1997

(3) Represents the $12.6 million increase in cash resulting from the following:


   Proceeds from sale of note receivable (see note 5)    ..................    $ 10,137,000
   Proceeds from sale of 20% interest in the Company's Flight Support Group
     (see note 6)    ......................................................       9,800,000
   Cash portion of Northwings purchase price, excluding estimated
     acquisition costs  ...................................................      (6,957,000)
   Estimated Northwings acquisition costs    ..............................        (400,000)
                                                                               ------------
                                                                               $ 12,580,000
                                                                               ============

(4) Represents the decrease in accounts receivable and increases in inventory, deferred income taxes, current liabilities and non-current liabilities, which are to record allowances and reserves utilizing the Company's methodology, as well as their fair market values and the excess of cost over the fair value of net assets acquired from the acquisition of Northwings. The origins of the purchase cost and its allocation to assets and liabilities is as follows:

   Northwings purchase costs:
   Cash paid  .........................................................    $  6,957,000
   HEICO Corporation common stock issued (154,907 shares)  ............       3,543,000
   Estimated acquisition costs  .......................................         400,000
                                                                           ------------
   Total purchase costs   .............................................    $ 10,900,000
                                                                           ============
   Allocation of purchase costs:
    Cash and cash equivalents   .......................................    $    598,000
    Accounts receivable   .............................................       1,602,000
    Inventories  ......................................................         541,000
    Other current assets  .............................................          14,000
    Deferred income taxes    ..........................................          39,000
    Property, plant & equipment    ....................................         399,000
    Other assets    ...................................................           3,000
    Liabilities assumed   .............................................      (1,200,000)
                                                                           ------------
     Subtotal    ......................................................       1,996,000
    Excess of costs over the fair value of net assets acquired   ......       8,904,000
                                                                           ------------
     Total allocation of purchase costs  ..............................    $ 10,900,000
                                                                           ============

(5) Represents the sale of the $10 million note receivable from US Diagnostic Inc. ("USDL"), to one of the Underwriters for $10,137,000, including interest income of $137,000, of which $54,000 was accrued as of July 31, 1997. The proceeds of the sale were partially used to fund the acquisition of Northwings.

(6) Represents 20% minority interest in the net assets of the Company's Flight Support Group, as of July 31, 1997, acquired by Lufthansa.

                      HEICO CORPORATION AND SUBSIDIARIES

                         NOTES TO UNAUDITED PRO FORMA
            CONSOLIDATED CONDENSED FINANCIAL STATEMENTS--(CONTINUED)

(7) Represents the estimated net gain on sale of minority interest in the Company's Flight Support Group, the additional interest income from the sale of the USDL note receivable and the issuance of 154,907 additional common shares of the Company as a portion of the Northwings purchase price, net of the elimination of Northwings' common stock and retained earnings as follows:

                                                         CAPITAL IN EXCESS       RETAINED
                                        COMMON STOCK          OF PAR             EARNINGS            TOTAL
                                        --------------   -------------------   ---------------   ----------------
   Gain on sale of minority interest,
     net of estimated transaction
     costs   ........................                                           $  6,800,000      $  6,800,000
   Additional interest income from
     sale of note receivable (see
     note 5)    .....................                                                 83,000            83,000
   HEICO Corporation common
     stock issued in Northwings
     acquisition   ..................    $    1,000          $3,542,000                   --         3,543,000
   Elimination of Northwings
     common stock and
     retained earnings   ............      (125,000)                 --           (1,932,000)       (2,057,000)
                                         ----------          -----------        ------------      ------------
                                         $ (124,000)         $3,542,000         $  4,951,000      $  8,369,000
                                         ==========          ===========        ============      ============

    The gain on sale of minority interest as calculated above is based on the excess of the purchase price of the 20% interest over the basis of net assets of the Company's Flight Support Group.

(8) Represents Northwings' statement of operations for the nine months ended June 30, 1997. Northwings' operating results are included in the consolidated operating results of the Company effective as of September 1, 1997, the date of the acquisition.

                      HEICO CORPORATION AND SUBSIDIARIES

                         NOTES TO UNAUDITED PRO FORMA
            CONSOLIDATED CONDENSED FINANCIAL STATEMENTS--(CONTINUED)

(9) Represents the amortization of the excess of costs over the fair value of net assets acquired in the Trilectron and Northwings purchases over 20 years and the increased depreciation of property, plant and equipment over 7 years, net of the elimination of non-recurring shareholder expenses of Northwings as follows:

                                                                NINE MONTHS ENDED        YEAR ENDED
                                                                  JULY 31, 1997       OCTOBER 31, 1996
                                                                -------------------   ------------------
   Amortization of excess of costs over the fair value of net
     assets acquired--Trilectron  ...........................                            $  107,000
   Depreciation of property, plant and equipment--
     Trilectron    ..........................................                                18,000
   Amortization of excess of costs over the fair value of net
     assets acquired--Northwings  ...........................       $  334,000              445,000
   Elimination of non-recurring shareholder expenses--
     Northwings    ..........................................         (286,000)            (408,000)
                                                                    ----------           ----------
                                                                    $   48,000           $  162,000
                                                                    ==========           ==========

(10) Represents the investment income on the estimated $9.8 million net proceeds from the sale of the minority interest in the Company's Flight Support Group, net of the $7.4 million cash used for the acquisition of Northwings as follows:

                                                                        NINE MONTHS ENDED
                                                                          JULY 31, 1997
                                                                        -------------------
   Investment income on proceeds from sale of minority interest at an
     assumed annual investment yield of 5.9%    .....................       $  446,000
   Reduced investment income on cash used for the acquisition of
     Northwings at 6.5%    ..........................................         (361,000)
                                                                            ----------
                                                                            $   85,000
                                                                            ==========

(11) Represents an increase in Federal and state income taxes associated with adjustments to pre-tax income, as well as the non-deductibility, for tax purposes, of amortization of the excess of costs over the fair value of net assets acquired in the Northwings purchase included in the pro forma adjustments.

(12) Represents the minority interest in income of the Company's Flight Support Group for the periods ended July 31, 1997 and October 31, 1996.

(13) Represents increase in the Company's common shares outstanding as a result of shares issued as part of the acquisition cost of Northwings.

(14) As reported for the fiscal year ended October 31, 1996.

(15) Represents Trilectron's unaudited statement of operations for the ten months ended August 31, 1996. Trilectron's operating results are included in the consolidated operating results of the Company effective as of September 1, 1996, the date of acquisition.

(16) Represents Northwings' statement of operations for the year ended December 31, 1996.

                      HEICO CORPORATION AND SUBSIDIARIES

                         NOTES TO UNAUDITED PRO FORMA
            CONSOLIDATED CONDENSED FINANCIAL STATEMENTS--(CONTINUED)

(17) Represents the investment income on the estimated $9.8 million net proceeds from the sale of the minority interest in the Company's Flight Support Group net of the $7.4 million cash used for the Trilectron acquisition and the $7.4 million cash used for the Northwings acquisition as follows:

                                                                                 YEAR ENDED
                                                                              OCTOBER 31, 1996
                                                                              ------------------
   Investment income on proceeds from sale of minority interest at an
     assumed annual investment yield of 5.2%    ...........................      $  522,000
   Reduced investment income on cash used for the acquisition of Northwings
     at 5.4%   ............................................................        (414,000)
   Reduced investment income on cash used for the acquisition of Trilectron
     at 5.0%   ............................................................        (306,000)
                                                                                 ----------
                                                                                 $ (198,000)
                                                                                 ==========

                                * * * * * * * *

                      HEICO CORPORATION AND SUBSIDIARIES

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and
Shareholders of HEICO Corporation

     We have audited the accompanying consolidated balance sheets of HEICO Corporation and subsidiaries (the "Company") as of October 31, 1995 and 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended October 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended October 31, 1996 in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for income taxes effective November 1, 1993 to conform with Statement of Financial Accounting Standards No. 109.

DELOITTE & TOUCHE LLP
Miami, Florida
December 27, 1996
(September 9, 1997 as to Note 15)

                      HEICO CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           OCTOBER 31, 1995 AND 1996

                                    ASSETS

                                                                         1995            1996
                                                                      -------------   -------------
Current assets:
 Cash and cash equivalents  .......................................   $ 4,664,000     $11,025,000
 Short-term investments.    .......................................     2,939,000              --
 Accounts receivable, net   .......................................     6,709,000       7,879,000
 Inventories    ...................................................     5,359,000      15,277,000
 Prepaid expenses and other current assets    .....................     1,373,000         874,000
 Deferred income taxes   ..........................................     1,593,000       2,058,000
                                                                      ------------    ------------
   Total current assets  ..........................................    22,637,000      37,113,000
Note receivable    ................................................            --      10,000,000
Property, plant and equipment, net   ..............................     9,296,000       5,845,000
Intangible assets, net   ..........................................    12,445,000       4,756,000
Investments in and advances to unconsolidated partnerships   ......     2,094,000              --
Unexpended bond proceeds    .......................................            --       2,649,000
Other assets    ...................................................       929,000       1,473,000
                                                                      ------------    ------------
   Total assets    ................................................   $47,401,000     $61,836,000
                                                                      ============    ============

                See notes to consolidated financial statements.

                      HEICO CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           OCTOBER 31, 1995 AND 1996

                     LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                             1995               1996
                                                                         ---------------   ----------------
Current liabilities:  ................................................
 Current maturities of long-term debt and capital leases  ............    $    794,000      $    494,000
 Trade accounts payable  .............................................       1,499,000         4,803,000
 Accrued expenses and other current liabilities  .....................       5,046,000         5,903,000
 Income taxes payable    .............................................         543,000           665,000
                                                                          ------------      ------------
   Total current liabilities   .......................................       7,882,000        11,865,000
Long-term debt and capital leases, net of current maturities    ......       7,076,000         6,022,000
Deferred income taxes    .............................................       1,720,000         1,137,000
Other non-current liabilities  .......................................         470,000         1,324,000
                                                                          ------------      ------------
   Total liabilities  ................................................      17,148,000        20,348,000
                                                                          ------------      ------------
Minority interests    ................................................         107,000                --
                                                                          ------------      ------------
Commitments and contingencies:
Shareholders' equity:    .............................................
 Preferred stock, par value $.01 per share; Authorized--10,000,000 shares issuable in series, 50,000 designated as Series A Junior
   Participating Preferred Stock, none issued    .....................              --                --
 Common stock, $.01 par value; Authorized--20,000,000 shares; Issued--
   5,275,551 shares in 1996 and 5,075,283 in 1995
   (as restated--Note 4)    ..........................................          28,000            53,000
Capital in excess of par value    ....................................       8,371,000        30,881,000
Retained earnings  ...................................................      25,439,000        13,893,000
                                                                          ------------      ------------
                                                                            33,838,000        44,827,000
Less: Note receivable from employee savings and
     investment plan  ................................................      (3,692,000)       (3,339,000)
                                                                          ------------      ------------
   Total shareholders' equity  .......................................      30,146,000        41,488,000
                                                                          ------------      ------------
   Total liabilities and shareholders' equity    .....................    $ 47,401,000      $ 61,836,000
                                                                          ============      ============

                See notes to consolidated financial statements.

                      HEICO CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED OCTOBER 31, 1994, 1995 AND 1996

                                                                        1994             1995              1996
                                                                    --------------   --------------   ----------------
Net sales  ......................................................    $19,212,000      $25,613,000       $34,565,000
                                                                     -----------      -----------       -----------
Operating costs and expenses:
Cost of sales (Note 13)   .......................................     13,377,000       17,497,000        22,396,000
Selling, general and administrative expenses   ..................      5,495,000        6,405,000         7,657,000
                                                                     -----------      -----------       -----------
Total operating costs and expenses    ...........................     18,872,000       23,902,000        30,053,000
                                                                     -----------      -----------       -----------
Income from operations    .......................................        340,000        1,711,000         4,512,000
Interest expense    .............................................        (59,000)        (169,000)         (185,000)
Interest and other income    ....................................        454,000          666,000         1,058,000
                                                                     -----------      -----------       -----------
Income from continuing operations before income taxes and
  cumulative effect of change in accounting principle   .........        735,000        2,208,000         5,385,000
Income tax expense  .............................................         95,000          771,000         1,720,000
                                                                     -----------      -----------       -----------
Net income from continuing operations before cumulative
  effect of change in accounting principle  .....................        640,000        1,437,000         3,665,000
Discontinued operations (Note 3):
Net income from discontinued health care operations, net of
  applicable income taxes of $717,000, $894,000 and
  $618,000 in fiscal 1996, 1995 and 1994, respectively  .........        830,000        1,258,000           963,000
Gain on sale of health care operations, net of applicable
  income taxes of $1,719,000 ....................................             --               --         5,264,000
Cumulative effect on prior years of change in accounting
  principle   ...................................................        381,000               --                --
                                                                     -----------      -----------       -----------
Net income    ...................................................    $ 1,851,000      $ 2,695,000       $ 9,892,000
                                                                     ===========      ===========       ===========
Net income per share:
From continuing operations before cumulative effect of
  change in accounting principle   ..............................    $      0.13      $      0.27       $      0.62
From discontinued health care operations    .....................           0.16             0.24              0.17
From gain on sale of health care operations    ..................             --               --              0.89
From cumulative effect of change in accounting principle   ......           0.08               --                --
                                                                     -----------      -----------       -----------
Net income per share   ..........................................    $      0.37      $      0.51       $      1.68
                                                                     ===========      ===========       ===========
Weighted average number of common and common
  equivalent shares outstanding    ..............................      5,044,963        5,302,370         5,903,151
                                                                     ===========      ===========       ===========

                See notes to consolidated financial statements.

                      HEICO CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED OCTOBER 31, 1994, 1995 AND 1996

                                                        CAPITAL IN
                                            COMMON     EXCESS OF PAR       RETAINED             NOTE
                                            STOCK          VALUE           EARNINGS          RECEIVABLE           TOTAL
                                           ---------   ---------------   ---------------   ----------------   ----------------
Balances, October 31, 1993  ............   $23,000      $       -0-      $ 29,721,000$      $ (4,231,000)       $25,513,000
Exercise of stock options (2,200
 shares)  ..............................        --           22,000                 --                --             22,000
Payment on note receivable from
 employee savings and investment
 plan  .................................        --               --                 --           253,000            253,000
Repurchases and retirements of
 16,300 shares of common stock    ......        --               --           (238,000)               --           (238,000)
Cash dividends ($.068 per share)  ......        --               --           (340,000)               --           (340,000)
Net income for the year  ...............        --               --          1,851,000                --          1,851,000
                                           --------     -----------      -------------      ------------        -----------
Balances, October 31, 1994  ............    23,000           22,000         30,994,000        (3,978,000)        27,061,000
Exercise of stock options (59,095
 shares)  ..............................     1,000          589,000                 --                --            590,000
Payment on note receivable from
 employee savings and investment
 plan  .................................        --               --                 --           286,000            286,000
Repurchases and retirements of
 13,000 shares of common stock    ......        --         (117,000)                --                --           (117,000)
Cash dividends ($.072 per share)  ......        --               --           (369,000)               --           (369,000)
10% common stock dividend paid
 July 28, 1995 (229,349 shares)   ......     2,000        3,240,000         (3,242,000)               --                 --
10% common stock dividend paid
 February 8, 1996 (254,209 shares)           2,000        4,637,000         (4,639,000)               --                 --
Net income for the year  ...............        --               --          2,695,000                --          2,695,000
                                           --------     -----------      -------------      ------------        -----------
Balances, October 31, 1995  ............    28,000        8,371,000         25,439,000        (3,692,000)        30,146,000
Exercise of stock options (124,972
 shares)  ..............................     2,000        1,562,000                 --                --          1,564,000
Payment on note receivable from
 employee savings and investment
 plan  .................................        --               --                 --           353,000            353,000
Cash dividends ($.086 per share)  ......        --               --           (475,000)               --           (475,000)
Three for two common stock split
 distributed April 24, 1996
 (1,442,546 shares)   ..................    14,000          (14,000)                --                --                 --
10% common stock dividend paid
 July 26, 1996 (432,644 shares)   ......     4,000       10,827,000        (10,831,000)               --                 --
10% common stock dividend
 payable January 17, 1997
 (479,595 shares)  .....................     5,000       10,127,000        (10,132,000)               --                 --
Other  .................................        --            8,000                 --                --              8,000
Net income for the year  ...............        --               --          9,892,000                --          9,892,000
                                           --------     -----------      -------------      ------------        -----------
Balances, October 31, 1996  ............   $53,000      $30,881,000      $  13,893,000      $ (3,339,000)       $41,488,000
                                           ========     ===========      =============      ============        ===========

                           See notes to consolidated financial statements.

                      HEICO CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED OCTOBER 31, 1994, 1995 AND 1996

                                                                             1994              1995              1996
                                                                         ---------------   --------------   ----------------
 Cash flows from operating activities:
 Net income                                                               $  1,851,000     $ 2,695,000       $  9,892,000
 Adjustments to reconcile net income to cash provided
  by operating activities:
  Gain from sale of health care operations    ........................              --              --         (5,264,000)
  Depreciation and amortization   ....................................       2,000,000       2,638,000          2,107,000
  Deferred income taxes  .............................................         171,000        (245,000)        (1,048,000)
  Deferred financing costs  ..........................................        (255,000)        (56,000)          (159,000)
  (Income) loss from unconsolidated partnerships    ..................         724,000         590,000           (393,000)
  Minority interest in consolidated partnerships    ..................          34,000         144,000            313,000
  Cumulative effect of change in accounting principle  ...............        (381,000)             --                 --
  Change in assets and liabilities:  .................................
  Decrease (increase) in accounts receivable  ........................        (717,000)       (967,000)           166,000
  (Increase) in inventories    .......................................        (588,000)        (98,000)        (3,283,000)
  Decrease (increase) in prepaid expenses and other
    current assets    ................................................        (190,000)       (147,000)           111,000
  (Decrease) increase in trade payables, accrued expenses and
    other current liabilities  .......................................       1,014,000       2,111,000            (14,000)
  (Decrease) increase in income taxes payable and
    deferred income taxes   ..........................................          10,000         488,000           (983,000)
  Increase in other non-current liabilities   ........................              --          67,000            251,000
  Other   ............................................................              --         (97,000)            (4,000)
                                                                          ------------     ------------      ------------
 Net cash provided by operating activities    ........................       3,673,000       7,123,000          1,692,000
                                                                          ------------     ------------      ------------
 Cash flows from investing activities:
 Proceeds from sale of health care operations, net of cash sold of
  $304,000   .........................................................              --              --         13,524,000
 Sale (purchase) of short-term investments    ........................              --      (2,939,000)         2,939,000
 Acquisitions:
 Purchases of businesses, net of cash acquired   .....................      (1,518,000)       (154,000)        (6,555,000)
 Contingent note payments   ..........................................      (1,560,000)     (1,945,000)        (1,106,000)
 Purchases of property, plant and equipment   ........................      (1,165,000)       (800,000)        (3,227,000)
 Payments for deferred organization costs  ...........................        (120,000)       (358,000)          (387,000)
 Payment received from employee savings and investment plan note
  receivable    ......................................................         253,000         286,000            353,000
 Proceeds from the sale of property, plant and equipment  ............          21,000         324,000             17,000
 Distributions from (advances to) unconsolidated partnerships   ......        (114,000)       (480,000)            60,000
 Distributions to minority interests    ..............................              --         (71,000)          (216,000)
 Other    ............................................................        (189,000)         87,000            155,000
                                                                          ------------     ------------      ------------
 Net cash (used in) provided by investing activities   ...............      (4,392,000)     (6,050,000)         5,557,000
                                                                          ------------     ------------      ------------
 Cash flows from financing activities:
 Proceeds from the issuance of long-term debt    .....................       1,418,000         201,000          1,343,000
 Proceeds from the exercise of stock options  ........................          22,000         570,000          1,525,000
 Repurchases of common stock   .......................................        (238,000)       (117,000)                --
 Principle payments on short-term debt, long-term debt and capital
  leases  ............................................................        (594,000)     (1,715,000)        (3,289,000)
 Cash dividends paid  ................................................        (340,000)       (369,000)          (475,000)
 Other    ............................................................              --          (9,000)             8,000
                                                                          ------------     ------------      ------------
 Net cash provided by (used in) financing activities   ...............         268,000      (1,439,000)          (888,000)
                                                                          ------------     ------------      ------------
 Net (decrease) increase in cash and cash equivalents  ...............        (451,000)       (366,000)         6,361,000
 Cash and cash equivalents at beginning of year  .....................       5,481,000       5,030,000          4,664,000
                                                                          ------------     ------------      ------------
 Cash and cash equivalents at end of year  ...........................    $  5,030,000     $ 4,664,000       $ 11,025,000
                                                                          ============     ============      ============

                See notes to consolidated financial statements.

                      HEICO CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED OCTOBER 31, 1994, 1995 AND 1996

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

     HEICO Corporation (the Company), through its subsidiaries, HEICO Aerospace Corporation (HEICO Aerospace), including its subsidiaries, Jet Avion Corporation (Jet Avion), LPI Industries Corporation (LPI), and Aircraft Technology, Inc. (Aircraft Technology), and HEICO Aviation Products Corp. (HEICO Aviation) and its subsidiary, Trilectron Industries, Inc. (Trilectron), is engaged in the design, manufacture and sale of aerospace products and services throughout the United States and abroad. Its customer base is primarily the commercial airline industry. As of October 31, 1996, the Company's principal operations are located in Hollywood and Palmetto, Florida.

BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All significant intercompany balances and transactions are eliminated.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     For purposes of the consolidated financial statements, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

SHORT-TERM INVESTMENTS

     Investments with a maturity of less than one year that are not readily convertible to cash before their maturity are classified as short-term investments and are stated at their fair value (see Note 8).

INVENTORIES

     Portions of the HEICO Aerospace and Trilectron inventories are stated at the lower of cost or market, with cost being determined on the first-in, first-out basis. The remaining portions of these inventories are stated at the lower of cost or market, on a per contract basis, with estimated total contract costs being allocated ratably to all units. The effects of changes in estimated total contract costs are recognized in the period determined. Losses, if any, are recognized fully when identified.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment is stated at cost. Depreciation and amortization is provided mainly on the straight-line method over the estimated useful lives of the various assets, including assets recorded under capital leases which are amortized over the shorter of their useful lives or the term of the related leases. Property, plant and equipment useful lives are as follows:

                      HEICO CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        FOR THE YEARS ENDED OCTOBER 31, 1994, 1995 AND 1996--(CONTINUED)

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

Buildings and components   ......   7 to 55 years
Building improvements   .........   3 to 15 years
Machinery and equipment .........   3 to 20 years

     The costs of major renewals and betterments are capitalized. Repairs and maintenance are charged to operations as incurred. Upon disposition, the cost and related accumulated depreciation are removed from the accounts and any related gain or loss is reflected in earnings.

INTANGIBLE ASSETS

     Intangible assets include the excess of cost over the fair value of net assets acquired and deferred charges which are amortized on the straight-line method over their legal or estimated useful lives, whichever is shorter, as follows:

      Excess of cost over the fair market value of net assets acquired .....   20 to 40 years
      Deferred charges .....................................................   3 to 20 years

     The Company continually evaluates the periods of intangible asset amortization to determine whether events and circumstances subsequent to the origination dates of such assets warrant revised estimates of useful lives. In addition, the Company periodically reviews the excess of cost over the fair value of net assets acquired (goodwill) to assess recoverability based upon expectations of undiscounted cash flows and operating income of each consolidated entity having a material goodwill balance. An impairment would be recognized in operating results, based upon the difference between each consolidated entity's respective present value of future cash flows and the carrying value of the goodwill, if a permanent diminution in value were to occur. There have not been any significant revised estimates nor recognition of goodwill impairment during the three years ended October 31, 1996.

FINANCIAL INSTRUMENTS

     The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses and other current liabilities approximate fair value due to the relatively short maturity of the respective instruments. The Company's financial instruments also include a note receivable (see Note 3) and long-term debt (see Note 5).

     The carrying amount of the note receivable is $10,000,000 as of October 31, 1996, which approximates its fair market value. Long-term debt at October 31, 1996 includes industrial development revenue bonds with a carrying value of $5,480,000 and other long-term debt with a carrying value of $1,036,000. The carrying value of long-term debt approximates fair market value due to its floating interest rates.

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments with high credit quality financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base, and their dispersion across many different geographical regions. At October 31, 1996, the Company had no significant concentrations of credit risk.

                      HEICO CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        FOR THE YEARS ENDED OCTOBER 31, 1994, 1995 AND 1996--(CONTINUED)

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

REVENUE RECOGNITION

     Revenues are recognized on an accrual basis, primarily upon shipment of products and the rendering of services. Certain contracts of Trilectron are long-term contracts and the related net costs and estimated earnings in excess of billings, if any, are included in accounts receivable on a percentage of completion basis. Revenue amounts set forth in the accompanying consolidated statements of operations do not include any material amounts in excess of billings related to long-term contracts.

INCOME TAXES

     In fiscal 1994, the Company adopted, effective November 1, 1993, Statement of Financial Accounting Standard (SFAS) No. 109 "Accounting for Income Taxes," which requires the use of the liability method of accounting for deferred income taxes. The cumulative effect of this change in accounting for income taxes is a $381,000 benefit ($.08 per share) and is reported separately in the Consolidated Statements of Operations for the year ended October 31, 1994. The provision for income taxes includes Federal, state and local income taxes currently payable and those deferred because of temporary differences between the financial statement and tax basis of assets and liabilities.

INCOME PER SHARE

     Income per share is calculated on the basis of the weighted average number of shares outstanding plus common share equivalents arising from the assumed exercise of stock options, if dilutive, and has been adjusted for the effect of any stock dividends and splits (see Note 4).

NEW ACCOUNTING STANDARD

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). SFAS 123 established a fair value based method of accounting for stock options. Entities may elect to either adopt the measurement criteria of the statement for accounting purposes, thereby recognizing an amount in results of operations on a prospective basis, or disclose the pro forma effects of the new measurement criteria in Notes to Consolidated Financial Statements. The Company intends to adopt the pro forma disclosure features of SFAS 123, which are effective for fiscal year 1997.

NOTE 2--ACQUISITION

     In September 1996, the Company, through HEICO Aviation, acquired effective as of September 1, 1996 all of the outstanding stock of Trilectron for $7.0 million in cash and the assumption of debt aggregating $2.3 million. Trilectron is a leading manufacturer of ground power, air conditioning and air starting equipment for civil and military aircraft and is a designer and manufacturer of certain military electronics.

     The acquisition of Trilectron has been accounted for using the purchase method of accounting and the purchase price has been assigned to the net assets acquired based on the fair value of such assets and liabilities at the date of acquisition. The excess of the purchase price over the fair value of the identifiable net assets acquired amounted to $2,838,000, which will be amortized over 20 years using the

                      HEICO CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        FOR THE YEARS ENDED OCTOBER 31, 1994, 1995 AND 1996--(CONTINUED)

NOTE 2--ACQUISITION--(CONTINUED)

straight line method. The results of operations of Trilectron are included in the consolidated statements of operations from September 1, 1996.

     The following table presents unaudited pro forma consolidated operating results as if the acquisition of Trilectron had occurred at the beginning of fiscal 1995. The pro forma consolidated operating results do not purport to present actual operating results had the acquisition been made at the beginning of fiscal 1995, or the results which may occur in the future.

                                                                1995            1996
                                                             -------------   -------------
   Net sales .............................................   $39,544,000     $48,198,000
   Net income from continuing operations   ...............   $ 1,685,000     $ 4,186,000
   Net income   ..........................................   $ 2,943,000     $10,413,000
   Net income per share from continuing operations  ......   $      0.32     $      0.71
   Net income per share  .................................   $      0.56     $      1.76

NOTE 3--SALE OF HEALTH CARE OPERATIONS

     In July 1996, the Company consummated the sale of all of the outstanding capital stock of its wholly-owned subsidiary MediTek Health Corporation ("MediTek"), representing the Company's health care services segment, to U.S. Diagnostic Inc. ("USDL"). In consideration for the sale of MediTek, the Company received $13,828,000 in cash and a five-year, 61/2% promissory note (the "Convertible Note") in the principal amount of $10,000,000, which is convertible, at the option of the Company, into 1,081,081 shares of USDL common stock.

     In order to assure the Company's liquidity with respect to the Convertible Note and the USDL common stock into which it is convertible, USDL (i) granted the Company demand and piggy-back registration rights with respect to such shares of USDL common stock, and (ii) agreed to prepay the Convertible Note at the Company's request at any time until such registration is completed. The terms of such demand registration rights, as amended in December 1996, require USDL to use its best efforts to cause a registration statement covering all of the USDL common stock into which the Convertible Note is convertible to be declared effective by the Securities and Exchange Commission by July 1, 1997. The terms of such piggy-back registration rights give the Company rights to include such USDL common stock in certain registration statements filed by USDL from January 1, 1997 until January 1, 2000. Upon 15 days' prior written notice, USDL may require the Company to convert the Convertible Note into USDL common stock at any time beginning on the later of December 31, 1997 or the date that such shares of USDL common stock have been registered, if the closing price of the USDL common stock has averaged at least $9.25 per share for the immediately preceding ten trading days. Also, beginning on December 31, 1997, USDL may prepay the Convertible Note at any time upon 60 days' prior written notice. The Company retains the right to convert the promissory note into the applicable shares of USDL common stock at any time prior to prepayment.

     The sale of MediTek resulted in a gain in fiscal 1996 of $5,264,000, net of expenses and applicable income taxes. The income taxes on the gain are less than the normal Federal statutory rate principally due to the utilization of a $4.6 million capital loss carryforward partially offset by state income taxes. MediTek's results of operations, net of taxes, for fiscal 1994, 1995 and 1996 have been reported separately as discontinued operations in the Consolidated Statement of Operations. No amounts related to the discontinued operations remain in the October 31, 1996 Consolidated Balance Sheet.

                      HEICO CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        FOR THE YEARS ENDED OCTOBER 31, 1994, 1995 AND 1996--(CONTINUED)

NOTE 3--SALE OF HEALTH CARE OPERATIONS--(CONTINUED)

     The condensed statement of operations related to the discontinued health care services segment during fiscal years 1994, 1995 and 1996 are presented below:

                                                 YEARS ENDED
                                                 OCTOBER 31,            EIGHT MONTHS ENDED
                                        -----------------------------        JUNE 30,
                                            1994            1995               1996
                                        -------------   -------------   --------------------
   Net revenues .....................   $13,181,000     $14,766,000         $11,382,000
                                        ============    ============        ============
   Income before income taxes  ......   $ 1,448,000     $ 2,152,000         $ 1,680,000
   Income tax expense ...............       618,000         894,000             717,000
                                        ------------    ------------        ------------
   Net income   .....................   $   830,000     $ 1,258,000         $   963,000
                                        ============    ============        ============

     The effective tax rate used in calculating income tax expense related to discontinued operations exceeds the normal Federal statutory tax rate due principally to state income taxes.

     With the sale of the health care services segment, the Company's operations are within a single business segment, the aerospace products and services industry.

NOTE 4--STOCK DIVIDENDS AND SPLIT

     In May 1995, December 1995 and June 1996, the Company's Board of Directors declared 10% stock dividends that were paid in July 1995, February 1996 and July 1996, respectively. In March 1996, the Company's Board of Directors declared a three-for-two stock split that was distributed in April 1996. On December 13, 1996, the Company's Board of Directors declared a 10% stock dividend payable January 17, 1997 to shareholders of record on January 8, 1997. These transactions were valued based on the closing market prices of the Company's stock as of their respective declaration dates. During fiscal 1996, retained earnings was charged $20,963,000 as a result of the issuance of a combined total of 2,354,785 shares of the Company's common stock.

     During fiscal 1995, retained earnings was charged $7,881,000 as a result of the issuance of a combined total of 483,558 shares of the Company's common stock. All income per share, dividend per share and common shares outstanding information has been retroactively restated to reflect these stock dividends and split.

                      HEICO CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        FOR THE YEARS ENDED OCTOBER 31, 1994, 1995 AND 1996--(CONTINUED)

NOTE 5--CREDIT FACILITIES, LONG-TERM DEBT AND CAPITAL LEASES

     Long-term debt and capital leases consist of:

                                                                                  OCTOBER 31,
                                                                         ------------------------------
                                                                            1995            1996
                                                                         ------------   ---------------
   Industrial development revenue bonds ..............................    $1,980,000      $5,480,000
   Term loan borrowing under revolving credit facility ...............       633,000         317,000
   Equipment loans ...................................................       430,000         719,000
   Mortgage note payable in monthly installments including interest at
    8.625% due January, 1999   .......................................       497,000              --
   Capital leases with various expiration dates from 1995 to 2003, at
    various interest rates from 10.625% to 12.03%   ..................     3,812,000              --
   Other long-term debt  .............................................       518,000              --
                                                                          ----------      ----------
                                                                           7,870,000       6,516,000
   Less current maturities  ..........................................      (794,000)       (494,000)
                                                                          ----------      ----------
                                                                          $7,076,000      $6,022,000
                                                                          ==========      ==========

     The amount of long-term debt maturing in each of the next five years is $494,000 in fiscal 1997, $170,000 in fiscal 1998, $170,000 in fiscal 1999,
$138,000 in fiscal 2000 and $71,000 in fiscal 2001.

INDUSTRIAL DEVELOPMENT REVENUE BONDS

     The industrial development revenue bonds represent bonds issued by Broward County, Florida in 1996 (the 1996 bonds) and in 1988 (the 1988 bonds).

     The 1996 bonds were issued in the amount of $3,500,000 for the purpose of renovating and expanding the Hollywood facility. As of October 31, 1996, the Company has been reimbursed $851,000 for such qualified expenditures and the balance of the unexpended bond proceeds of $2,649,000 are held by the trustee and is available for future qualified expenditures. The 1996 bonds are due October 2011 and bear interest at a variable rate calculated weekly (3.75% at October 31, 1996). The 1996 bonds are secured by a letter of credit expiring in October 2001 and a mortgage on the related properties pledged as collateral. The letter of credit requires annual sinking fund payments beginning October 2000 in the amount of $187,500.

     The 1988 bonds are due April 2008 and bear interest at a variable rate calculated weekly (3.70% at October 31, 1996). The 1988 bonds are secured by a letter of credit expiring in February 1999, a bond sinking fund ($8,250 payable monthly) and a mortgage on the related properties pledged as collateral.

     The pledged properties for the 1996 and 1988 bonds have a carrying value aggregating approximately $5,555,000 at October 31, 1996.

     Trilectron has been approved by Manatee County, Florida for $3,000,000 of industrial development revenue bonds to finance the construction of a larger facility in Palmetto, Florida and the purchase of additional equipment. These bonds are expected to be issued in fiscal 1997.

REVOLVING CREDIT FACILITY

     The Company has a $7 million credit facility available for funding acquisitions, working capital and general corporate requirements. Borrowings under this credit facility bear interest at 0.25% over the

                      HEICO CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        FOR THE YEARS ENDED OCTOBER 31, 1994, 1995 AND 1996--(CONTINUED)

NOTE 5--CREDIT FACILITIES, LONG-TERM DEBT AND CAPITAL LEASES--(CONTINUED)

bank's prime rate, adjusted daily, and are convertible to term loans that bear interest, at the Company's option, at 0.25% over the bank's prime rate, adjusted daily, or a fixed interest rate of 200 basis points over the bank's prime rate in effect on the day of the conversion. Term loan borrowings under the credit facility are payable in 36 to 48 monthly installments. The credit facility is secured by substantially all the assets of HEICO Aerospace and its subsidiaries. The revolving portion of the facility expires in April 1997 and may be renewed annually by mutual agreement. This credit facility and the letters of credit securing the 1996 bonds and 1988 bonds contain covenants which, among other things, restrict borrowings, capital expenditures and cash dividends, require the maintenance of certain net worth, working capital and debt service amounts and ratios, require the continued employment of the current Chairman, President and Chief Executive Officer and require that he and his affiliates maintain a specified ownership position in the Company.

     In October 1994, the Company borrowed $950,000 from the $7 million credit facility, of which $317,000 is outstanding as of October 31, 1996 with interest accruing at 8.5% per annum.

EQUIPMENT LOAN FACILITY

     In March 1994, a bank committed to advance up to $1,900,000, as amended in fiscal 1995, for the purpose of purchasing equipment to be used in the Company's operations. Each term loan is limited to 80% of the purchase price of the related equipment and is repayable up to a maximum of 60 months with interest at a rate equal to the bank's prime rate. The term loans are secured by collateral representing the related purchased equipment, which has a carrying value of approximately $905,000 at October 31, 1996. In December 1996, the Company received a commitment to extend the facility until December 1997.

OTHER LONG-TERM DEBT

     The mortgage note payable, capital leases and other long-term debt were assumed by USDL as part of the sale of MediTek in July 1996. (See Note 3)

NOTE 6--LEASE COMMITMENTS

     The Company leases certain property and equipment, including manufacturing facilities and office equipment under operating leases. Some of these leases provide the Company with the option after the initial lease term either to purchase the property at the then fair market value or renew its lease at the then fair rental value. Generally, management expects that leases will be renewed or replaced by other leases in the normal course of business.

                      HEICO CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        FOR THE YEARS ENDED OCTOBER 31, 1994, 1995 AND 1996--(CONTINUED)

NOTE 6--LEASE COMMITMENTS--(CONTINUED)

     Minimum payments for operating leases having initial or remaining noncancellable terms in excess of one year are as follows:

   Year ending October 31,
     1997   ..............................   $332,000
     1998   ..............................    259,000
     1999   ..............................    133,000
     2000   ..............................     27,000
                                             ---------
   Total minimum lease commitments  ......   $751,000
                                             =========

     Total rent expense charged to continuing operations for all operating leases in fiscal 1994, fiscal 1995 and fiscal 1996 amounted to $68,000, $133,000 and $166,000, respectively.

NOTE 7--INCOME TAXES

     The provision for income taxes on income from continuing operations before cumulative effect of change in accounting principle for each of the three years ended October 31, 1996 is as follows:

                                                                  1994            1995            1996
                                                               -------------   ------------   ---------------
   Current:
    Federal ................................................    $  407,000     $1,592,000      $  4,084,000
    State   ................................................       135,000       318,000            459,000
                                                                ----------     ----------      ------------
                                                                   542,000     1,910,000          4,543,000
   Deferred ................................................       171,000      (245,000)          (387,000)
                                                                ----------     ----------      ------------
   Total income tax expense   ..............................       713,000     1,665,000          4,156,000
   Less income taxes for discontinued operations   .........      (618,000)     (894,000)        (2,436,000)
                                                                ----------     ----------      ------------
   Income taxes on income from continuing operations  ......    $   95,000     $ 771,000       $  1,720,000
                                                                ==========     ==========      ============

     A net deferred tax liability of $661,000 relating to MediTek was written off as a result of the sale of such discontinued operations described in Note 3.

     The following table reconciles the federal statutory tax rate to the Company's effective rate for continuing operations:

                                                                              1994        1995       1996
                                                                            ----------   -------   ----------
   Federal statutory tax rate  ..........................................      34.0%     34.0%        34.0%
   State taxes, less applicable federal income tax reduction ............       1.1       2.6          2.3
   Tax benefits on export sales   .......................................     (13.6)     (6.4)        (5.1)
   Tax benefits from tax free investments  ..............................      (1.2)      (.2)        (1.1)
   Tax benefits from dividend income ....................................       (.2)      (.1)         (.2)
   Nondeductible amortization of intangible assets  .....................       2.4        .8           .3
   Reversal of excess income tax provisions upon completion of tax audit       (8.0)       --           --
   Other, net   .........................................................      (1.6)      4.2          1.7
                                                                             ------      -----       -----
    Effective tax rate   ................................................      12.9%     34.9%       31.9%
                                                                             ======      =====       =====

                      HEICO CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        FOR THE YEARS ENDED OCTOBER 31, 1994, 1995 AND 1996--(CONTINUED)

NOTE 7--INCOME TAXES--(CONTINUED)

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of October 31, 1994, 1995 and 1996 are as follows:

                                                                                  OCTOBER 31,
                                                               -------------------------------------------------
                                                                   1994              1995             1996
                                                               ---------------   --------------   --------------
   Deferred tax assets:
    Inventory  .............................................    $    306,000      $  412,000       $  600,000
    Bad debt allowances ....................................         261,000         436,000           62,000
    Retirement and deferred compensation liabilities  ......          76,000         102,000          148,000
    Vacation accruals   ....................................         115,000         112,000          147,000
    Customer rebates and credits ...........................         279,000         371,000          860,000
    Warranty accruals   ....................................              --              --           94,000
    Alternative minimum tax credit  ........................         147,000          13,000               --
    Capital loss carryforward ..............................       1,560000,              --               --
    Other   ................................................          67,000         147,000          147,000
                                                                ------------      ----------       ----------
                                                                   2,811,000       1,593,000        2,058,000
    Valuation allowance ....................................      (1,560,000)             --               --
                                                                ------------      ----------       ----------
    Total deferred tax assets ..............................       1,251,000       1,593,000        2,058,000
                                                                ------------      ----------       ----------
   Deferred tax liabilities:
    Accelerated depreciation  ..............................         948,000       1,208,000          927,000
    Intangible asset amortization   ........................         280,000         545,000          345,000
    Retirement plan liability ..............................              --              --         (127,000)
    Equity in losses of partnerships   .....................         387,000         (35,000)              --
    Other   ................................................           8,000           2,000           (8,000)
                                                                ------------      ----------       ----------
    Total deferred tax liabilities  ........................       1,623,000       1,720,000        1,137,000
                                                                ------------      ----------       ----------
    Net deferred tax asset (liability) .....................    $   (372,000)     $ (127,000)      $  921,000
                                                                ============      ==========       ==========

     The $1,560,000 deferred tax asset related to the Company's $4.6 million capital loss carryforward had a 100% valuation allowance as of October 31, 1994.

NOTE 8--INVESTMENT IN FINANCIAL INSTRUMENTS

     In fiscal 1995, the Company entered into transactions in which it simultaneously purchased and sold call options on an industry sector index of equity securities (the Index Options) expiring in November 1995. The Index Options were purchased with temporary surplus funds of approximately $2.9 million for investment purposes. Prior to the end of fiscal 1995, the Company traded substantially all of the purchase option position and entered into a similar purchase option position having the same November 1995 expiration date. The gain realized in fiscal 1995 fully utilized the Company's $4.6 million capital loss carryover. The deferred tax asset related to the Company's $4.6 million capital loss carryforward had a 100% valuation allowance as of October 31, 1994. As of October 31, 1995, the investments in the purchased and sold call option contracts are netted because the terms of the Index Option contracts provide for a right of offset. The net investment as of October 31, 1995 in the amount of $2.9 million is recorded at fair market value as represented by the net cash proceeds realized upon

                      HEICO CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        FOR THE YEARS ENDED OCTOBER 31, 1994, 1995 AND 1996--(CONTINUED)

NOTE 8--INVESTMENT IN FINANCIAL INSTRUMENTS--(CONTINUED)

termination of the option contracts in November 1995 and is included in short-term investments. Upon termination of the option contracts in November 1995, the Company recognized a $4.6 million capital loss for income tax purposes. For financial statement purposes, the transactions did not result in any material gain or loss.

NOTE 9--PREFERRED STOCK PURCHASE RIGHTS PLAN

     In November 1993, pursuant to a plan adopted by the Board of Directors on such date, the Board declared a distribution of one Preferred Stock Purchase Right (the Rights) for each outstanding share of common stock, par value $.01 per share, of the Company. The Rights trade with the common stock and are not exercisable or transferable apart from the common stock until after a person or group either acquires 15% or more of the outstanding common stock or commences or announces an intention to commence a tender offer for 30% or more of the outstanding common stock. Absent either of the aforementioned events transpiring, the Rights will expire at the close of business on November 2, 2003.

     The Rights have certain anti-takeover effects and, therefore, will cause substantial dilution to a person or group who attempts to acquire the Company on terms not approved by the Company's Board of Directors or who acquires 15% or more of the outstanding common stock without approval of the Company's Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board since they may be redeemed by the Company at $.01 per Right at any time until the close of business on the tenth day after a person or group has obtained beneficial ownership of 15% or more of the outstanding common stock or until a person commences or announces an intention to commence a tender offer for 30% or more of the outstanding common stock.

NOTE 10--STOCK OPTIONS

     The Company currently has two stock option plans, the 1993 Stock Option Plan (1993 Plan) and the Non-Qualified Stock Option Plan (NQSOP). In March 1996, shareholders of the Company approved an increase in the number of shares issuable pursuant to the 1993 Plan by 251,178 shares. A third plan, the Combined Stock Option Plan expired in February 1993 and was replaced by the 1993 Plan. In September 1996, the Board of Directors reserved 70,180 shares for the issuance of non-qualified stock options in conjunction with the purchase of Trilectron. Under the terms of the plans, a total of 1,634,558 shares of the Company's stock are reserved for issuance to directors, officers and key employees as of October 31, 1996. Options issued under the 1993 Plan may be designated incentive stock options (ISO) or non-qualified stock options (NQSO). ISOs are granted at not less than 100% of the fair market value at the date of grant (110% thereof in certain cases) and are exercisable in percentages specified at date of grant over a period up to ten years. Only employees are eligible to receive ISOs. NQSOs may be granted at less than fair market value and may be immediately exercisable. Options granted under the NQSOP may be granted to directors, officers and employees at no less than the fair market value at the date of grant and are generally exercisable in four equal annual installments commencing one year from date of grant.

                      HEICO CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        FOR THE YEARS ENDED OCTOBER 31, 1994, 1995 AND 1996--(CONTINUED)

NOTE 10--STOCK OPTIONS--(CONTINUED)

     Information concerning all of the stock option transactions for the three years ended October 31, 1996 follows:

                                                                         SHARES UNDER
                                                                            OPTION
                                                               --------------------------------
                                           SHARES AVAILABLE                        PRICE
                                             FOR OPTION          SHARES          PER SHARE
                                           -----------------   -------------   ----------------
   Outstanding, October 31, 1993  ......        418,940         1,301,854       $3.28 - $8.95
   Granted   ...........................       (173,496)          173,496       $4.73 - $5.46
   Cancelled ...........................          4,392           (63,178)      $4.61 - $8.16
   Exercised ...........................             --            (4,831)          $4.61
                                              ---------         ---------
   Outstanding, October 31, 1994  ......        249,836         1,407,341       $3.28 - $8.95
   Granted   ...........................       (194,032)          194,032       $4.33 - $8.64
   Cancelled ...........................         57,922           (62,316)      $4.38 - $8.16
   Exercised ...........................             --          (126,924)      $3.47 - $8.16
                                              ---------         ---------
   Outstanding, October 31, 1995  ......        113,726         1,412,133       $3.28 - $8.95
   Additional shares approved for
    1993 Stock Option Plan  ............        251,178                --                  --
   Shares approved for grant in the
    Trilectron acquisition  ............         70,180                --                  --
   Granted   ...........................       (328,803)          328,803      $9.08 - $16.64
   Cancelled ...........................         18,950           (29,412)     $4.61 - $11.44
   Exercised ...........................             --          (202,197)      $4.38 - $8.95
                                              ---------         ---------
   Outstanding, October 31, 1996  ......        125,231         1,509,327      $3.28 - $16.64
                                              =========         =========

     All of the above options were granted at the fair market value of the stock on the date of grant. As of October 31, 1996, options for 1,280,429 shares were exercisable at a weighted average option price of $6.05. If there were a change in control of the Company, options for an additional 228,898 shares would become immediately exercisable. The weighted average option price for all options outstanding as of October 31, 1996 is $6.86. All stock option share and price per share information has been retroactively restated for stock dividends and splits.

NOTE 11--RETIREMENT PLANS

     The Company has a qualified defined contribution retirement plan (the
Plan) under which eligible employees of the Company and its participating subsidiaries may contribute up to 10% of their annual compensation, as defined, and the Company will contribute specified percentages ranging from 25% to 50% of employee contributions up to 3% of annual pay in Company stock or cash, as determined by the Company. The Plan also provides that the Company may contribute additional amounts in its common stock or cash at the discretion of the Board of Directors.

     In September 1992, the Company sold 658,845 shares of the Company's stock to the Plan for an aggregate price of $4,122,000 entirely financed through a promissory note with the Company. The promissory note is payable in nine equal annual installments, inclusive of principal and interest at the rate of 8% per annum, of $655,000 each and a final installment of $640,000 and is prepayable in full or in

                      HEICO CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        FOR THE YEARS ENDED OCTOBER 31, 1994, 1995 AND 1996--(CONTINUED)

NOTE 11--RETIREMENT PLANS--(CONTINUED)

part without penalty at any time. Prior to September 1992, the Company sold an aggregate of 452,429 shares of its stock to the Plan in exchange for two notes receivable, which have been fully satisfied.

     Participants receive 100% vesting in employee contributions. Vesting in Company contributions is based on number of years of service. Contributions to the Plan charged to income from continuing operations for fiscal 1994, 1995 and 1996 totaled $206,000, $240,000 and $364,000, respectively, net of interest income earned on the note received from the Plan of $331,000 in fiscal 1994, $299,000 in fiscal 1995 and $272,000 in fiscal 1996.

     In 1991, the Company established a Directors Retirement Plan covering its then current directors. The net assets of this plan as of October 31, 1996 are not material to the financial position of the Company. During fiscal 1994, 1995 and 1996, $73,000, $75,000 and $82,000 respectively, was expensed for this plan.

NOTE 12--QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                              FIRST          SECOND         THIRD          FOURTH
                                             QUARTER        QUARTER        QUARTER         QUARTER
                                            ------------   ------------   ------------   -------------
   Net sales:
    1995   ..............................   $5,392,000     $6,394,000     $6,904,000     $ 6,923,000
    1996   ..............................   $6,978,000     $7,942,000     $8,059,000     $11,586,000
   Gross profit:
    1995   ..............................   $1,740,000     $1,960,000     $2,205,000     $ 2,211,000
    1996   ..............................   $2,322,000     $2,716,000     $2,897,000     $ 4,234,000
   Net income from continuing operations:
    1995   ..............................   $  191,000     $  268,000     $  514,000     $   464,000
    1996   ..............................   $  578,000     $  647,000     $1,053,000     $ 1,387,000
   Net income:   ........................
    1995   ..............................   $  569,000     $  652,000     $  721,000     $   753,000
    1996   ..............................   $  870,000     $1,082,000     $6,553,000     $ 1,387,000
   Net income per share from continuing
    operations:
    1995   ..............................   $      .04     $      .05     $      .09     $       .08
    1996   ..............................   $      .10     $      .11     $      .17     $       .23
   Net income per share:
    1995   ..............................   $      .11     $      .13     $      .14     $       .14
    1996   ..............................   $      .15     $      .18     $     1.07     $       .23

     Due to changes in the average number of common shares outstanding, net income per share for the full fiscal year does not equal the sum of the four individual quarters.

     The amounts above differ from those previously reported on Forms 10-Q because these amounts have been restated to reflect the results of the Company's health care operations as discontinued operations for all periods presented.

                      HEICO CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        FOR THE YEARS ENDED OCTOBER 31, 1994, 1995 AND 1996--(CONTINUED)

NOTE 13--OTHER CONSOLIDATED BALANCE SHEETS, STATEMENTS OF OPERATIONS AND STATEMENTS OF CASH FLOWS INFORMATION

     Accounts receivable are composed of the following:

                                                                    BALANCE AT OCTOBER 31,
                                                               ---------------------------------
                                                                   1995              1996
                                                               ---------------   ---------------
   Accounts receivable  ....................................    $  9,531,000       $7,882,000
   Net costs and estimated earnings in excess of billings on
    uncompleted contracts  .................................              --          265,000
   Less allowance for doubtful accounts   ..................      (1,174,000)        (268,000)
   Less contractual allowances   ...........................      (1,648,000)              --
                                                                ------------       ----------
   Accounts receivable, net   ..............................    $  6,709,000       $7,879,000
                                                                ============       ==========

     Inventories are composed of the following:

                                                          BALANCE AT OCTOBER 31,
                                                       -----------------------------
                                                          1995            1996
                                                       -------------   -------------
   Finished products  ..............................   $ 2,534,000     $ 4,428,000
   Work in process .................................     1,721,000       5,845,000
   Materials, parts, assemblies and supplies  ......     1,104,000       5,004,000
                                                       ------------    ------------
   Total inventories  ..............................   $ 5,359,000     $15,277,000
                                                       ============    ============

   Inventories related to long-term contracts aggregated $628,000 as of October 31, 1996. There were no such inventories as of October 31, 1995.

   Property, plant and equipment, including capital leases are composed of the following:

                                                       BALANCE AT OCTOBER 31,
                                                ------------------------------------
                                                     1995               1996
                                                ----------------   -----------------
   Land  ....................................    $     131,000      $     523,000
   Buildings and improvements ...............        6,026,000          5,418,000
   Machinery and equipment ..................       18,040,000         13,658,000
                                                 -------------      -------------
                                                    24,197,000         19,599,000
   Less accumulated depreciation ............      (14,901,000)       (13,754,000)
                                                 -------------      -------------
   Property, plant and equipment, net  ......    $   9,296,000      $   5,845,000
                                                 =============      =============

     Intangible assets are composed of the following:

                                                                            BALANCE AT OCTOBER 31,
                                                                       --------------------------------
                                                                           1995             1996
                                                                       --------------   ---------------
   Excess of cost over the fair value of net assets acquired  ......   $12,324,000        $4,882,000
   Deferred charges ................................................     1,473,000           679,000
   Other   .........................................................        25,000                --
                                                                       ------------       ----------
                                                                        13,822,000         5,561,000
   Less accumulated amortization   .................................    (1,377,000)         (805,000)
                                                                       ------------       ----------
   Intangible assets, net ..........................................   $12,445,000        $4,756,000
                                                                       ============       ==========

                      HEICO CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        FOR THE YEARS ENDED OCTOBER 31, 1994, 1995 AND 1996--(CONTINUED)

NOTE 13--OTHER CONSOLIDATED BALANCE SHEETS, STATEMENTS OF OPERATIONS AND STATEMENTS OF CASH FLOWS INFORMATION--(CONTINUED)

   Accrued expenses and other current liabilities are composed of the following:

                                                                    BALANCE AT OCTOBER 31,
                                                                  ---------------------------
                                                                     1995           1996
                                                                  ------------   ------------
   Accrued employee compensation ..............................   $1,711,000     $2,071,000
   Accrued customer rebates and credits   .....................    1,378,000      1,848,000
   Accrued property taxes  ....................................      505,000        435,000
   Other ......................................................    1,452,000      1,549,000
                                                                  -----------    -----------
   Total accrued expenses and other current liabilities  ......   $5,046,000     $5,903,000
                                                                  ===========    ===========

SALES

     Export sales were $3,678,000 in fiscal 1994, $5,762,000 in fiscal 1995 and $9,806,000 in fiscal 1996.

     No one customer accounted for sales of 10% or more of consolidated sales during the last three fiscal years.

RESEARCH AND DEVELOPMENT EXPENSES

     Fiscal 1994, 1995 and 1996 cost of sales amounts include approximately $1,200,000, $1,800,000 and $2,400,000, respectively, of new product research and development expenses.

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION ARE AS FOLLOWS:

     Cash paid for interest was $193,000, $386,000 and $264,000 in 1994, 1995 and 1996, respectively. Cash paid for income taxes was $881,000, $1,400,000 and $4,421,000 in 1994, 1995 and 1996, respectively.

     Non-cash investing and financing activities related to the acquisitions and contingent note payments during fiscal 1994, 1995 and 1996 were as follows:


                                                                1994              1995               1996
                                                            ---------------   ---------------   ----------------
   Fair value of assets acquired:
    Intangible assets   .................................    $  2,632,000      $  1,945,000      $  3,944,000
    Inventories   .......................................              --                --         6,635,000
    Accounts receivable .................................         300,000                --         3,051,000
    Property, plant and equipment   .....................         249,000                --           401,000
    Other assets  .......................................         146,000           154,000            41,000
   Cash paid, including contingent note payments   ......      (3,078,000)       (2,099,000)       (7,661,000)
                                                             ------------      ------------      ------------
   Liabilities assumed  .................................    $    249,000      $         --      $ 6,411,0000
                                                             ============      ============      ============

     Non-cash investing and financing activities related to purchases of property, plant and equipment financed by capital leases during fiscal 1994, 1995 and 1996 amounted to $1,044,000, $2,257,000 and $1,343,000, respectively.
Non-cash investing and financing activities during fiscal 1995 also included purchases of property, plant and equipment of $2,269,000, investments in and advances to unconsolidated partnerships of $862,000, deferred charges of $461,000 and other assets of $139,000

                      HEICO CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        FOR THE YEARS ENDED OCTOBER 31, 1994, 1995 AND 1996--(CONTINUED)

NOTE 13--OTHER CONSOLIDATED BALANCE SHEETS, STATEMENTS OF OPERATIONS AND STATEMENTS OF CASH FLOWS INFORMATION--(CONTINUED)

which were financed by capital leases assumed, issuance of a note payable and distributions from an unconsolidated partnership during fiscal 1995. Additionally, retained earnings was charged $7,881,000 in fiscal 1995 and $20,963,000 in fiscal 1996 as a result of the 10% stock dividends described in
Note 4 above.

NOTE 14--PENDING LITIGATION

     In November 1989, HEICO Aerospace and Jet Avion were named defendants in a complaint filed by United Technologies Corporation ("UTC") in the United States District court for the Southern District of Florida. The complaint, as amended in fiscal 1995, alleges infringement of a patent, misappropriation of trade secrets and unfair competition relating to certain jet engine parts and coatings sold by Jet Avion in competition with Pratt & Whitney, a division of UTC. UTC seeks approximately $10 million in damages for the patent infringement and approximately $30 million in damages for the misappropriation of trade secrets and the unfair competition claims. The aggregate damages referred to in the preceding sentence do not exceed approximately $30 million because a portion of the misappropriation and unfair competition damages duplicate the $10 million patent infringement damages. The complaint also seeks, among other things, pre-judgment interest and treble damages.

     In July and November 1995, the Company filed its answers to UTC's complaint denying the allegations. In addition, the Company filed counterclaims against UTC for, among other things, malicious prosecution, trade disparagement, tortious interference, unfair competition and antitrust violations. The Company is seeking treble, compensatory and punitive damages in amounts to be determined at trial. UTC filed its answer denying certain counterclaims and moved to dismiss other counterclaims. A number of motions are currently pending and no trial date has been set.

     Based on currently known facts, the Company's legal counsel has advised that it believes that the Company should be able to successfully defend the patent infringement claims alleged in UTC's complaint. With respect to the misappropriation and unfair competition claims, legal counsel to the Company has advised that it believes the likelihood that UTC will be able to prove a case regarding such claims within the statute of limitations is remote. Further, the Company intends to vigorously pursue its counterclaims against UTC. The ultimate outcome of this litigation is not certain at this time and no provision for gain or loss, if any, has been made in the accompanying consolidated financial statements.

     The Company is involved in various other legal actions arising in the normal course of business. After taking into consideration legal counsel's evaluation of such actions, management is of the opinion that the outcome of these other matters will not have a significant effect on the Company's consolidated financial statements.

NOTE 15--SUBSEQUENT EVENT--PENDING LITIGATION

     On August 25, 1997, a Motion for Summary Judgment filed by the Company on a portion of the lawsuit described in Note 14 was granted by the United States District Court Judge. The Summary Judgment dismissed UTC's claims for misappropriation of trade secrets and unfair competition, finding that Florida's statute of limitations bars such claims. The ruling left pending UTC's claim alleging

                      HEICO CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        FOR THE YEARS ENDED OCTOBER 31, 1994, 1995 AND 1996--(CONTINUED)

NOTE 15--SUBSEQUENT EVENT--PENDING LITIGATION--(CONTINUED)

infringement of a patent that expired in 1992 and the Company's counterclaims against UTC alleging, among other things, malicious prosecution, trade disparagement, tortious interference, unfair competition and antitrust violations. On September 9, 1997, UTC served its Motion for Reconsideration of the Court's Motion for Summary Judgment, which is currently pending, and accordingly, the Company filed its response opposing such motion.

     Based on currently known facts, the Company's legal counsel has advised that it believes that the Company should be able to successfully defend the patent infringement claims alleged in UTC's complaint. With respect to the misappropriation and unfair competition claims, legal counsel to the Company has advised that it believes that the likelihood of success of UTC's Motion for Reconsideration is remote. Further, the Company intends to vigorously pursue its counterclaims against UTC. The ultimate outcome of this litigation is not certain at this time and no provision for gain or loss, if any, has been made in the consoldiated financial statements.

                                 * * * * * * *

                      HEICO CORPORATION AND SUBSIDIARIES

                CONSOLIDATED CONDENSED BALANCE SHEET--UNAUDITED
                              AS OF JULY 31, 1997

                                    ASSETS

                                                                          JULY 31, 1997
                                                                          ---------------
Current assets:
 Cash and cash equivalents   ..........................................   $  10,330,000
 Accounts receivable, net    ..........................................       8,374,000
 Inventories  .........................................................      17,282,000
 Prepaid expenses and other current assets  ...........................       1,582,000
 Deferred income taxes    .............................................       2,062,000
                                                                          -------------
   Total current assets   .............................................      39,630,000
                                                                          -------------
 Note receivable    ...................................................      10,000,000
                                                                          -------------
 Property, plant and equipment  .......................................      21,901,000
  Less accumulated depreciation    ....................................     (14,167,000)
                                                                          -------------
   Property, plant and equipment, net    ..............................       7,734,000
                                                                          -------------
 Intangible assets less accumulated amortization of $1,084,000 in 1997        5,156,000
                                                                          -------------
 Unexpended bond proceeds    ..........................................       5,361,000
                                                                          -------------
 Other assets    ......................................................       2,939,000
                                                                          -------------
   Total assets  ......................................................   $  70,820,000
                                                                          =============

                     LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
 Current maturities of long-term debt    ..............................   $     342,000
 Trade accounts payable   .............................................       3,780,000
 Accrued expenses and other current liabilities   .....................       5,622,000
 Income taxes payable  ................................................         132,000
                                                                          -------------
   Total current liabilities    .......................................       9,876,000
                                                                          -------------
Long-term debt   ......................................................      10,546,000
                                                                          -------------
Deferred income taxes  ................................................         796,000
                                                                          -------------
Other non-current liabilities   .......................................       2,290,000
                                                                          -------------
Commitments and contingencies:
Shareholders' equity:
 Preferred stock, par value $.01 per share; Authorized--10,000,000 shares issuable in series; 50,000 designated as Series A Junior
   Participating Preferred Stock, none issued   .......................              --
 Common stock, $.01 par value; Authorized--20,000,000 shares; Issued--
   5,353,932 shares in 1997   .........................................          54,000
 Capital in excess of par value    ....................................      31,929,000
 Retained earnings  ...................................................      18,271,000
                                                                          -------------
                                                                             50,254,000
 Less: Note receivable from employee savings and investment plan    ...      (2,942,000)
                                                                          -------------
   Total shareholders' equity   .......................................      47,312,000
                                                                          -------------
   Total liabilities and shareholders' equity  .........................  $  70,820,000
                                                                          =============

            See notes to consolidated condensed financial statements

                      HEICO CORPORATION AND SUBSIDIARIES

          CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS--UNAUDITED
               FOR THE NINE MONTHS ENDED JULY 31, 1996 AND 1997

                                                                    NINE MONTHS ENDED JULY 31,
                                                                 --------------------------------
                                                                    1996              1997
                                                                 -------------   ----------------
Net sales  ...................................................   $22,979,000       $44,535,000
                                                                 -----------       -----------
Operating costs and expenses:   ..............................
Cost of sales    .............................................   15,044,000         30,389,000
Selling, general and administrative expenses   ...............    5,067,000          7,777,000
                                                                 -----------       -----------
Total operating costs and expenses    ........................   20,111,000         38,166,000
                                                                 -----------       -----------
Income from operations    ....................................    2,868,000          6,369,000
Interest expense    ..........................................     (129,000)          (319,000)
Interest and other income    .................................      617,000          1,300,000
                                                                 -----------       -----------
Income from continuing operations before income taxes   ......    3,356,000          7,350,000
Income tax expense  ..........................................    1,078,000          2,404,000
                                                                 -----------       -----------
Net income from continuing operations    .....................    2,278,000          4,946,000
Net income from discontinued health care operations  .........      963,000                 --
Gain on sale of health care operations   .....................    5,264,000                 --
                                                                 -----------       -----------
Net income    ................................................   $8,505,000        $ 4,946,000
                                                                 ===========       ===========
Net income per share:
From continuing operations   .................................   $      .39        $       .78
From discontinued health care operations    ..................          .16                 --
From gain on sale of health care operations    ...............          .90                 --
                                                                 -----------       -----------
Net income per share   .......................................   $     1.45        $       .78
                                                                 ===========       ===========
Weighted average number of common and common equivalent
  shares outstanding   .......................................    5,847,445          6,343,216
                                                                 ===========       ===========
Cash dividends per share  ....................................   $      .09        $       .10
                                                                 ===========       ===========

           See notes to consolidated condensed financial statements.

                      HEICO CORPORATION AND SUBSIDIARIES

          CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS--UNAUDITED
               FOR THE NINE MONTHS ENDED JULY 31, 1996 AND 1997

                                                                          NINE MONTHS ENDED JULY 31,
                                                                       ---------------------------------
                                                                           1996              1997
                                                                       ---------------   ---------------
Cash flows from operating activities:
 Net income   ......................................................    $  8,505,000      $  4,946,000
                                                                        ------------      ------------
 Adjustments to reconcile net income to cash provided by
   operating activities:                                                                            --
  Gain from sale of health care operations  ........................      (5,264,000)
  Depreciation and amortization    .................................       1,808,000         1,170,000
  (Income) from unconsolidated partnerships    .....................        (393,000)               --
  Minority interest in consolidated partnerships  ..................         313,000                --
  Deferred income taxes   ..........................................        (345,000)         (345,000)
  Deferred financing costs   .......................................              --          (144,000)
  Change in assets and liabilities:   ..............................
   (Increase) in accounts receivable  ..............................        (131,000)         (587,000)
   (Increase) in inventories    ....................................      (1,224,000)       (2,557,000)
   (Increase) in prepaid expenses and other current assets    ......          (9,000)         (708,000)
   (Decrease) in trade payables, accrued expenses and other current
      liabilities   ................................................         (52,000)       (1,556,000)
   (Decrease) increase in income taxes payable    ..................         205,000          (533,000)
   Increase in other non-current liabilities   .....................         186,000           203,000
   Other   .........................................................              --          (174,000)
                                                                        ------------      ------------
 Net cash (used in) provided by operating activities    ............       3,599,000          (285,000)
                                                                        ------------      ------------
Cash flows from investing activities:
 Proceeds from sale of health care operations, net of cash sold of
   $304,000   ......................................................      13,524,000                --
 Maturity of short-term investments   ..............................       2,939,000                --
 Purchases of property, plant and equipment    .....................      (2,108,000)       (2,807,000)
 Acquisitions--Contingent note payments  ...........................      (1,106,000)               --
 Distributions from unconsolidated partnerships   ..................          60,000                --
 Distributions to minority interests  ..............................        (216,000)               --
 Payments for deferred organization costs   ........................        (486,000)               --
 Payment received from employee savings and investment plan note
   receivable    ...................................................         353,000           396,000
 Other  ............................................................         114,000          (180,000)
                                                                        ------------      ------------
 Net cash (used in) provided by investing activities    ............      13,074,000        (2,591,000)
                                                                        ------------      ------------
Cash flows from financing activities:
 Proceeds from the issuance of long-term debt:
   Reimbursements from unexpended bond proceeds   ..................              --         1,427,000
  Other long-term debt    ..........................................         492,000           845,000
 Proceeds from the exercise of stock options   .....................       1,303,000         1,028,000
 Payments on long-term debt and capital leases    ..................        (869,000)         (573,000)
 Cash dividends paid   .............................................        (475,000)         (549,000)
 Other  ............................................................              --             3,000
                                                                        ------------      ------------
 Net cash provided by financing activities  ........................         451,000         2,181,000
                                                                        ------------      ------------
Net (decrease) increase in cash and cash equivalents    ............      17,124,000          (695,000)
Cash and cash equivalents at beginning of year    ..................       4,664,000        11,025,000
                                                                        ------------      ------------
Cash and cash equivalents at end of period  ........................    $ 21,788,000      $ 10,330,000
                                                                        ============      ============

           See notes to consolidated condensed financial statements.

                      HEICO CORPORATION AND SUBSIDIARIES

        NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS--UNAUDITED
                FOR THE NINE MONTHS ENDED JULY 31, 1996 AND 1997

     1. The accompanying unaudited consolidated condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and therefore do not include all information and footnotes normally included in annual consolidated financial statements and should be read in conjunction with the financial statements and notes thereto included in the Company's latest Annual Report on Form 10-K for the year ended October 31, 1996. In the opinion of management, the unaudited consolidated condensed financial statements contain all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the consolidated condensed balance sheets and consolidated condensed statements of operations and cash flows for such interim periods presented. The results of operations for the nine months ended July 31, 1997 are not necessarily indicative of the results which may be expected for the entire fiscal year.

     2. Accounts receivable are composed of the following:

                                                               JULY 31, 1997
                                                               ---------------
   Accounts receivable  ....................................     $8,363,000
   Net costs and estimated earnings in excess of billings on
    uncompleted contracts  .................................        265,000
   Less allowance for doubtful accounts   ..................       (254,000)
                                                                 ----------
   Accounts receivable, net   ..............................     $8,374,000
                                                                 ==========
   Inventories are comprised of the following:

                                                               JULY 31, 1997
                                                              ---------------
   Finished products   .....................................    $ 3,955,000
   Work in process  ........................................      7,980,000
   Materials, parts, assemblies and supplies   .............      5,347,000
                                                               ------------
   Total inventories   .....................................   $17,282,000
                                                               ============

     Inventories related to long-term contracts were not significant as of July 31, 1997.

     Revenue amounts set forth in the accompanying Consolidated Condensed Statements of Operations do not include any material amounts in excess of billings related to long-term contracts.

     3. Long-term debt consists of:

                                                                  JULY 31, 1997
                                                                  --------------
   Industrial Development Revenue Bonds--
    Series 1997A  .............................................    $ 3,000,000
   Industrial Development Revenue Bonds--
    Series 1997B  .............................................      1,000,000
   Industrial Development Revenue Bonds--
    Series 1996   .............................................      3,500,000
   Industrial Development Revenue Refunding Bonds--
    Series 1988   .............................................      1,980,000
   Term loan borrowing under revolving credit facility   ......             --
   Equipment loans   ..........................................      1,408,000
                                                                   -----------
                                                                    10,888,000
   Less current maturities    .................................       (342,000)
                                                                   -----------
                                                                   $10,546,000
                                                                   ===========

                      HEICO CORPORATION AND SUBSIDIARIES

        NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS--UNAUDITED
         FOR THE NINE MONTHS ENDED JULY 31, 1996 AND 1997--(CONTINUED)

     The industrial development revenue bonds represent bonds issued by Broward County, Florida in 1996 (Series 1996 bonds) and in 1988 (Series 1988 bonds), and bonds issued by Manatee County, Florida in 1997 (Series 1997A and Series 1997B Bonds).

     The Series 1997A and 1997B bonds were issued in the amounts of $3,000,000 and $1,000,000, respectively, for the purpose of constructing and purchasing equipment for a new facility in Palmetto, Florida. As of July 31, 1997, the Company has been reimbursed $80,000 for such expenditures, and the balance of the unexpended bond proceeds of $3,985,000, including investment earnings, is held by the trustee and is available for future qualified expenditures. The Series 1997A and 1997B bonds are due March 2017 and bear interest at variable rates calculated weekly (3.75% and 5.60%, respectively, at July 31, 1997). The 1997A and 1997B bonds are secured by a letter of credit expiring in March 2004 and a mortgage on the related properties pledged as collateral. The letter of credit requires annual sinking fund payments of $200,000 beginning in March 1998.

     The Series 1996 and Series 1988 bonds bear interest as of July 31, 1997, at 3.80% and 3.70%, respectively.

     As of July 31, 1997, unexpended proceeds of the Series 1996 bonds of $1,376,000 are held by the trustee and are available for future qualified expenditures.

     In February 1997, the Company's equipment loan facility was extended through December 1997. In addition, the amendment, among other things, increased the amount of available funds to $2,000,000. Equipment loans bear interest at rates ranging from 8.50% to 9.00% as of July 31, 1997.

     4. The fiscal 1996 net income from discontinued operations represents the Company's former subsidiary, MediTek Health Corporation, which was sold in the third quarter of fiscal 1996 at a gain of $5,264,000.

     5. Net income per share is calculated on the basis of the weighted average number of common shares outstanding during each period plus common share equivalents arising from the assumed exercise of stock options, if dilutive, and has been adjusted for the effect of any stock dividends and stock splits.

     6. Supplemental disclosures of cash flow information for the nine months ended July 31, 1997 and 1996 are as follows: Cash paid for interest was $319,000 and $129,000 in fiscal 1997 and 1996, respectively.

     Cash paid for income taxes was $3,013,000 and $1,228,000 in fiscal 1997 and 1996, respectively.

     7. With respect to the litigation referenced in Note 14 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended October 31, 1996, a Motion for Summary Judgment filed by the Company on a portion of the lawsuit was granted by the United States District Court Judge in August 1997. The Summary Judgment dismissed UTC's claims for misappropriation of trade secrets and unfair competition, finding that Florida's statute of limitations bars such claims. The ruling left pending UTC's claim alleging infringement of a patent that expired in 1992 and the Company's counterclaims against UTC alleging, among other things, malicious prosecution, trade disparagement, tortious interference, unfair competition and antitrust violations. On

                      HEICO CORPORATION AND SUBSIDIARIES

        NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS--UNAUDITED
         FOR THE NINE MONTHS ENDED JULY 31, 1996 AND 1997--(CONTINUED)

September 9, 1997, UTC served its Motion for Reconsideration of the Court's Motion for Summary Judgment, which is currently pending, and accordingly, the Company filed its response opposing such motion.

     Based on currently known facts, the Company's legal counsel has advised that it believes that the Company should be able to successfully defend the patent infringement claims alleged in UTC's complaint. With respect to the misappropriation and unfair competition claims, legal counsel to the Company has advised that it believes the likelihood of success of UTC's Motion for Reconsideration is remote. Further, the Company intends to vigorously pursue its counterclaims against UTC. The ultimate outcome of this litigation is not certain at this time and no provision for gain or loss, if any, has been made in the consolidated financial statements.

     There have been no other material developments in previously reported litigation involving the Company and its subsidiaries.

     8. In October 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). SFAS No. 123 established a fair value based method of accounting for stock options. Entities may elect to either adopt the measurement criteria of the statement for accounting purposes, thereby recognizing an amount in results of operations on a prospective basis, or disclose the pro forma effects of the new measurement criteria in Notes to Consolidated Financial Statements. The Company intends to adopt the pro forma disclosure features of SFAS No. 123, which are effective for fiscal year 1997.

     In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share." SFAS No. 128, which supersedes Accounting Principles Board ("APB") Opinion No. 15, requires a dual presentation of basic and diluted earnings per share on the face of the income statement. Basic earnings per share excludes dilution and is computed by dividing income or loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted earnings per share is computed similarly to fully diluted earnings per share under APB Opinion No. 15. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods; earlier application is not permitted. Had SFAS No. 128 been adopted for the nine months ended July 31, 1996 and 1997, basic and diluted earnings per share would have been:

                                                          1996     1997
                                                         -------   ------
   BASIC EARNINGS PER SHARE:
   From continuing operations ........................    $ .44     $.93
   From discontinued health care operations  .........      .19       --
   From gain on sale of health care operations  ......     1.02       --
                                                          ------    -----
   Net income per share ..............................    $1.65     $.93
                                                          ======    =====
   DILUTED EARNINGS PER SHARE:
   From continuing operations ........................    $ .39      .78
   From discontinued health care operations  .........      .16       --
   From gain on sale of health care operations  ......      .90       --
                                                          ------    -----
   Net income per share ..............................    $1.45     $.78
                                                          ======    =====

     In March 1997, the FASB issued Statement of Financial Accounting Standards No. 129, "Disclosure of Information About Capital Structure" (SFAS No. 129). SFAS No. 129 is effective for interim and annual periods ending after December 15, 1997. The Company believes SFAS No. 129 will have little, if any, effect on the information already disclosed in the Company's consolidated financial statements.

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way that public companies report selected information about operating segments in annual financial statements and requires that those companies report selected information about segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. SFAS No. 131 is effective for financial statements for the periods beginning after December 15, 1997. The Company has not determined the effects, if any, SFAS No. 131 will have on the disclosures in its consolidated financial statements.

================================================================================
  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE
COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A
SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                                 ------------

                               TABLE OF CONTENTS

                                        PAGE
                                       ------
Prospectus Summary  ..................    3
Risk Factors  ........................    7
Use of Proceeds  .....................   13
Capitalization   .....................   14
Price Range of Common Stock and
   Dividends  ........................   15
Selected Financial Data   ............   16
Management's Discussion and Analysis
   of Financial Condition and Results
   of Operations    ..................   18
Industry Overview   ..................   21
Business   ...........................   23
Management ...........................   32
Principal Shareholders    ............   34
Description of Notes   ...............   36
Certain Federal Income Tax
   Considerations   ..................   44
Description of Capital Stock    ......   46
Underwriting  ........................   48
Legal Matters    .....................   49
Experts    ...........................   49
Available Information  ...............   49
Incorporation of Certain Documents
   by Reference  .....................   50
Index to Financial Statements   ......  F-1
================================================================================

================================================================================

                                  $75,000,000

                           [HEICO CORPORATION LOGO]

                                  % CONVERTIBLE
                          SUBORDINATED NOTES DUE 2004

                                  ----------
                                  PROSPECTUS
                                  ----------

                          FORUM CAPITAL MARKETS L.P.

                        RAYMOND JAMES & ASSOCIATES, INC.

                       SOUTHEAST RESEARCH PARTNERS, INC.

                                          , 1997
================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses in connection with the offering are as follows:

Securities and Exchange Commission Registration Fee  ....................................    $ 26,137
Legal Fees and Expenses   ...............................................................    $100,000
Accounting Fees and Expenses    .........................................................    $ 50,000
AMEX Filing Fee  ........................................................................    $      *
Blue Sky Qualification Fees and Expenses ................................................    $  5,000
Printing and Engraving Expenses    ......................................................    $ 40,000
Fees and Expenses (including Legal Fees) for qualifications under State Securities Laws      $  5,000
Registrar and Transfer Agents Fees and Expenses   .......................................    $ 25,000
Miscellaneous    ........................................................................    $      *
                                                                                             ---------
                                                                                             $      *
  Total    ..............................................................................
                                                                                             =========

     All amounts except the Securities and Exchange Commission registration fee are estimated.
----------------
* To be filed by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Registrant has authority under Section 607.0850 of the Florida Business Corporation Act to indemnify its directors and officers to the extent provided in such statute. The Registrant's Articles of Incorporation provide that the Registrant may indemnify its executive officers and directors to the fullest extent permitted by law wither now or hereafter. The Registrant has entered or will enter into an agreement with each of its directors and certain of its officers wherein it has agreed to indemnify each of them to the fullest extent permitted by law.

     The provisions of the Florida Business Corporation Act that authorize indemnification do not eliminate the duty of care of a director, and in appropriate circumstances equitable remedies such as injunctive or other forms of nonmonetary relief will remain available under Florida law. In addition, each director will continue to be subject to liability for (a) violations of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (b) deriving an improper personal benefit from a transaction; (c) voting for or assenting to an unlawful distribution; and (d) willful misconduct or a conscious disregard for the best interests of the Registrant in a proceeding by or in the right of the Registrant to procure a judgment in its favor or in a proceeding by or in the right of a shareholder. The statute does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

ITEM 16. EXHIBITS

EXHIBIT
NUMBER                                          DESCRIPTION
--------   ---------------------------------------------------------------------------------------
  1        Form of Underwriting Agreement between HEICO and the Underwriters.**
  2.1      Amended and Restated Agreement of Merger and Plan of Reorganization, dated as of
           March 22, 1993, by and among HEICO Corporation, HEICO Industries, Corp. and New
           HEICO, Inc. is incorporated by reference to Exhibit 2.1 to the Company's Registration
           Statement on Form S-4 (Registration No. 33-57624) Amendment No. 1 filed on March 19,
           1993.*

EXHIBIT
NUMBER                                               DESCRIPTION
--------   -------------------------------------------------------------------------------------------------
  2.2      Stock Purchase Agreement, dated June 20, 1996, by and among HEICO Corporation,
           MediTek Health Corporation and U.S. Diagnostic Inc. is incorporated by reference to
           Exhibit 2 to the Form 8-K dated July 11, 1996.*
  2.3      Stock Purchase Agreement, dated as of September 16, 1996, by and between HEICO
           Corporation and Sigmund Borax is incorporated by reference to Exhibit 2 to the Form 8-K dated September 16, 1996.*
  3.1      Articles of Incorporation of the Registrant are incorporated by reference to Exhibit 3.1 to the
           Company's Registration Statement on Form S-4 (Registration No. 33-57624) Amendment
           No. 1 filed on March 19, 1993.*
  3.2      Articles of Amendment of the Articles of Incorporation of the Registrant, dated April 27,
           1993, are incorporated by reference to Exhibit 3.2 to the Company's Registration Statement
           on Form 8-B dated April 29, 1993.*
  3.3      Articles of Amendment of the Articles of Incorporation of the Registrant, dated November 3,
           1993, are incorporated by reference to Exhibit 3.3 to the Form 10-K for the year ended
           October 31, 1993.*
  3.4      Bylaws of the Registrant.*
  4.0      The description and terms of Preferred Stock Purchase Rights are set forth in a Rights
           Agreement between the Company and SunBank, N.A., as Rights Agent, dated as of
           November 2, 1993, incorporated by reference to Exhibit 1 to the Form 8-K dated
           November 2, 1993.*
  4.2      Form of Indenture, dated as of      , 1997, with respect to HEICO's     % Convertible
           Subordinated Notes due 2004.**
  5.1      Opinion of Greenberg Traurig Hoffman Rosen Lipoff & Quentel, P.A. as to the validity of the Notes and the Common Stock issuable upon conversion of the Notes being registered.***
 10.1      Loan Agreement, dated March 1, 1988, between HEICO Corporation and Broward County,
           Florida is incorporated by reference to Exhibit 10.1 to the Form 10-K for the year ended
           October 31, 1994.*
 10.2      SunBank Reimbursement Agreement, dated February 28, 1994, between HEICO Aerospace
           Corporation and SunBank/South Florida, N.A. is incorporated by reference to Exhibit 10.2 to the Form 10-K for the year ended October 31, 1994.*
 10.3      Amendment, dated March 1, 1995, to the SunBank Reimbursement Agreement dated
           February 28, 1994 between HEICO Aerospace Corporation and SunBank/South Florida,
           N.A. is incorporated by reference to Exhibit 10.3 to the Form 10-K from the year ended
           October 31, 1995.*
 10.4      Loan Agreement, dated February 28, 1994, between HEICO Corporation and SunBank/
           South Florida, N.A. is incorporated by reference to Exhibit 10.3 to the Form 10-K for the year ended October 31, 1994.*
 10.5      The First Amendment, dated October 13, 1994, to Loan Agreement dated February 28, 1994 between HEICO Corporation and SunBank/South Florida, N.A. is incorporated by reference to Exhibit 10.4 to the Form 10-K for the year ended October 31, 1994.*
 10.6      Second Amendment, dated March 1, 1995, to the Loan Agreement dated February 28, 1994 between HEICO Corporation and SunBank/South Florida, N.A. is incorporated by reference to Exhibit 10.6 to the Form 10-K for the year ended October 31, 1995.*
 10.7      Third Amendment, dated September 16, 1997, to Loan Agreement dated February 28, 1994 between Heico Corporation and SunTrust Bank, South Florida, National Association.***
 10.8      Loan Agreement, dated March 31, 1994, between HEICO Corporation and Eagle National
           Bank of Miami is incorporated by reference to Exhibit 10.5 to the Form 10-K for the year ended October 31, 1994.*
 10.9      The First Amendment, dated May 31, 1994, to Loan Agreement dated March 31, 1994 between HEICO Corporation and Eagle National Bank of Miami is incorporated by reference to Exhibit 10.6 to the Form 10-K for the year ended October 31, 1994.*

EXHIBIT
NUMBER                                             DESCRIPTION
--------   ----------------------------------------------------------------------------------------------
 10.10     The Second Amendment, dated August 9, 1995, to the Loan Agreement dated March 31,
           1994 between HEICO Corporation and Eagle National Bank of Miami is incorporated by reference to Exhibit 10.9 to the Form 10-K for the year ended October 31, 1995.*
 10.11     Second Loan Modification Agreement, dated February 27, 1997, between HEICO
           Corporation and Eagle National Bank of Miami is incorporated by reference to Exhibit 10.3 to the Form 10-Q for the three months ended April 30, 1997.*
 10.12     Loan Agreement, dated October 1, 1996, between HEICO Aerospace Corporation and
           Broward County, Florida.*
 10.13     SunTrust Bank Reimbursement Agreement, dated October 1, 1996, between HEICO
           Aerospace Corporation and SunTrust Bank, South Florida, N.A.*
 10.14     HEICO Savings and Investment Plan and Trust, as amended and restated effective January 2,
           1987 is incorporated by reference to Exhibit 10.2 to the Form 10-K for the year ended
           October 31, 1987.*
 10.15     HEICO Savings and Investment Plan, as amended and restated December 19, 1994, is incorporated by reference to Exhibit 10.11 to the Form 10-K for the year ended October 31,
           1994.*
 10.16     HEICO Corporation 1993 Stock Option Plan.*
 10.17     HEICO Corporation Combined Stock Option Plan, dated March 15, 1988, is incorporated by reference to Exhibit 10.3 to the Form 10-K for the year ended October 31, 1989.*
 10.18     Non-Qualified Stock Option Agreement for Directors, Officers and Employees is
           incorporated by reference to Exhibit 10.8 to the Form 10-K for the year ended October 31,
           1985.*
 10.19     HEICO Corporation Directors' Retirement Plan, as amended, dated as of May 31, 1991, is incorporated by reference to Exhibit 10.19 to the Form 10-K for the year ended October 31,
           1992.*
 10.20     Key Employee Termination Agreement, dated as of April 5, 1988, between HEICO
           Corporation and Thomas S. Irwin is incorporated by reference to Exhibit 10.20 to the Form
           10-K for the year ended October 31, 1992.*
 10.21     Employment and Non-compete Agreement, dated as of September 16, 1996, by and between
           HEICO Corporation and Sigmund Borax is incorporated by reference to Exhibit 10.1 to the
           Form 8-K dated September 16, 1996.*
 10.22     Employment and Non-compete Agreement, dated as of September 16, 1996, by and between
           HEICO Corporation and Charles Kott is incorporated by reference to Exhibit 10.2 to the
           Form 8-K dated September 16, 1996.*
 10.23     Loan Agreement, dated as of March 1, 1997, between Trilectron Industries, Inc. and Manatee
           County, Florida is incorporated by reference to Exhibit 10.1 to the Form 10-Q for the three months ended April 30, 1997.*
 10.24     Letter of Credit and Reimbursement Agreement, dated as of March 1, 1997, between
           Trilectron Industries, Inc., and First Union National Bank of Florida (excluding referenced exhibits) is incorporated by reference to Exhibit 10.2 to the Form 10-Q for the three months ended April 30, 1997.*
 10.25     Stock Purchase Agreement dated July 25, 1997, among HEICO Corporation, N.A.C.
           Acquisition Corporation, Northwings Accessories Corporation, Ramon Portela and Otto
           Neuman (without schedules) is incorporated by reference to Exhibit 2 to Form 8-K dated
           September 16, 1996.*
 10.26     Registration Rights Agreement, dated September 15, 1997, by and between HEICO
           Corporation and Ramon Portela is incorporated by reference to Exhibit 10.1 to Form 8-K dated September 16, 1996.*
 10.27     Employment and Non-compete Agreement dated September 16, 1997, by and between
           Northwings Accessories Corporation and Ramon Portela is incorporated by reference to
           Exhibit 10.2 to Form 8-K dated September 16, 1996.*

EXHIBIT
NUMBER                                            DESCRIPTION
--------   -------------------------------------------------------------------------------------------
 10.28     Amendment to Registration and Sale Rights Agreement, dated as of December 4, 1996, by and among U.S. Diagnostic Inc. and Heico Corporation is incorporated by reference to
           Exhibit 10.22 to Form 10-K for the year ended October 31, 1996.*
 10.29     Assignment of Promissory Note by and between HEICO Corporation and Forum Capital
           Markets L.P. is incorporated by reference to Exhibit 10.3 to Form 8-K dated September 16,
           1997.*
 10.30     Amendment to 6 1/2% Convertible Note, dated as of December 24, 1996, by and among U.S.
           Diagnostic Inc. and HEICO Corporation.*
 10.31     Second Amendment to the 6 1/2% Convertible Note, dated September 10, 1997, by and among U.S. Diagnostic Inc., and HEICO Corporation is incorporated by reference to
           Exhibit 10.4 to Form 8-K dated September 16, 1997.*
 10.32     Stock Purchase Agreement, dated October 30, 1997, by and among HEICO Corporation,
           HEICO Aerospace Holdings Corp. and Lufthansa Technik AG.**
 10.33     Shareholders Agreement, dated October 30, 1997, by and between HEICO Aerospace
           Holdings Corp., HEICO Aerospace Corporation and all of the shareholders of HEICO
           Aerospace Holdings Corp. and Lufthansa Technik AG.**
 12        Ratio of Earnings to Fixed Charges**
 21        Subsidiaries of the Company.**
 23.1      Consent of Greenberg Traurig Hoffman Rosen Lipoff & Quentel, P.A. (to be included in its opinion to be filed as Exhibit 5.1).***
 23.2      Consent of Deloitte & Touche LLP.**
 23.3      Consent of De La Osa & Associates, P.A.**
 23.4      Consent of Kerkering, Barberio & Co.**
 27        Financial Data Schedule**

----------------
  * Previously filed.
 ** Filed herewith.
*** To be filed by amendment.

ITEM 17. UNDERTAKINGS.

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (b) The undersigned Registrant hereby undertakes: (a) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; (b) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof, and (c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (c) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange
Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on November 5, 1997.

                                        HEICO CORPORATION.

                                        By: /s/ Laurans A. Mendelson
                                            ------------------------------------
                                             LAURANS A. MENDELSON,
                                             Chairman of the Board,
                                             President and Chief Executive
                                             Officer

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Laurans A. Mendelson his true and lawful attorney-in-fact, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including any post-effective amendments, to this Registration Statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

          SIGNATURE                               TITLE                          DATE
--------------------------------   -------------------------------------   ------------------
/s/ Laurans A. Mendelson           Chairman of the Board, President        November 5, 1997
--------------------------------     and Chief Executive Officer
    LAURANS A. MENDELSON             (principal executive officer)

/s/ Eric A. Mendelson              Vice President, President of HEICO      November 5, 1997
--------------------------------     Aerospace Corporation and
    ERIC A. MENDELSON                Director

/s/ Victor H. Mendelson            Vice President, General Counsel and     November 5, 1997
--------------------------------     Director, President of HEICO
    VICTOR H. MENDELSON              Aviation Products Corp.

/s/ Thomas S. Irwin                Executive Vice President and            November 5, 1997
--------------------------------     Chief Financial Officer
    THOMAS S. IRWIN                  (principal financial officer)

/s/ Jacob T. Carwile                         Director                      November 5, 1997
--------------------------------
    JACOB T. CARWILE

/s/ Samuel L. Higginbottom                   Director                      November 5, 1997
--------------------------------
    SAMUEL L. HIGGINBOTTOM

          SIGNATURE                               TITLE                          DATE
--------------------------------   -------------------------------------   ------------------
/s/ Paul F. Manieri                          Director                      November 5, 1997
--------------------------------
    PAUL F. MANIERI

/s/ Albert Morrison, Jr.                     Director                      November 5, 1997
--------------------------------
    ALBERT MORRISON, JR.

/s/ Dr. Alan Schriesheim                     Director                      November 5, 1997
--------------------------------
    DR. ALAN SCHRIESHEIM

/s/ Guy C. Shafer                            Director                      November 5, 1997
--------------------------------
    GUY C. SHAFER

                               INDEX TO EXHIBITS

                                                                                          SEQUENTIALLY
                                                                                            NUMBERED
EXHIBIT                                    DESCRIPTION                                        PAGE
---------   ---------------------------------------------------------------------------   --------------
  1         Form of Underwriting Agreement between HEICO and the Underwriters.

  4.2       Form of Indenture, dated as of      , 1997, with respect to HEICO's     %
            Convertible Subordinated Notes due 2004.

 10.32      Stock Purchase Agreement, dated October 30, 1997, by and among HEICO
            Corporation, HEICO Aerospace Holdings Corp. and Lufthansa Technik AG.

 10.33      Shareholders Agreement, dated October 30, 1997, by and between HEICO
            Aerospace Holdings Corp., HEICO Aerospace Corporation and all of the
            shareholders of HEICO Aerospace Holdings Corp. and Lufthansa Technik AG.

 12         Ratio of Earnings to Fixed Charges

 21         Subsidiaries of the Company.

 23.2       Consent of Deloitte & Touche LLP.

 23.3       Consent of De La Osa & Associates, P.A.

 23.4       Consent of Kerkering, Barberio & Co.

 27         Financial Data Schedule